421



05009169

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME J Sainsbury plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 23 2005 THOMSON FINANCIAL

FILE NO. 82- 913

FISCAL YEAR 3-26-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/21/05

Chairman's letter to shareholders and Notice of Annual General Meeting

J Sainsbury plc

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Registered Office:
33 Holborn, London EC1N 2HT
Registered number 185647

14 June 2005

To ordinary shareholders and, for information only, to the holders of 8% Irredeemable Unsecured Loan Stock and beneficial owners of shares under the Share Trust of the Employee Profit Sharing Scheme and the Sainsbury's Share Purchase Plan.

Dear Shareholder

Annual General Meeting 2005

This year's Annual General Meeting will be held at 11.00am on Wednesday 13 July 2005 at The Queen Elizabeth II Conference Centre in London. Full details of the meeting and the resolutions that will be put to shareholders are set out in the enclosed Notice of Meeting. As usual, our Directors and senior managers will be pleased to meet shareholders prior to the meeting from 10.15am.

If you are intending to come to the meeting, please sign your attendance card and bring it with you to the meeting. I do recommend that you arrive by 10.45am to enable us to carry out all of the registration formalities to ensure a prompt start at 11.00am.

If you are not able to come to the meeting in person, your vote is still important and I would urge you to complete, sign and return the enclosed proxy card to be received by 11.00am on Monday 11 July 2005. You may also register your proxy vote electronically by accessing our Registrar's website at (www.computershare.com/voting/uk). We will again this year take all resolutions on a poll vote. On a poll, each shareholder has one vote for every share he or she holds. The Directors believe that this is fair and democratic as it allows all shareholders to have their votes counted whether or not they are able to attend the meeting and it is in line with best practice. The results of the voting on the resolutions will be posted on the Company's website after the meeting and notified to the UK Listing Authority.

Resolutions

In addition to the 'ordinary business', we are asking shareholders to approve some items of special business at this year's Annual General Meeting. The Board is proposing a new Long Term Incentive Plan which has been designed specifically to incentivise the senior management to deliver the major sales-led recovery identified in the Business Review presented in October 2004. The Plan takes into account the feedback from an extensive consultation exercise with over 20 major shareholders, the ABI and the NAPF, and is closely aligned with UK best practice.

At the time of the Business Review, we announced that, as a result of the significant investment required in our customer offer to realign the business, the dividend would be cut to approximately 50 per cent of last year's payment. The recommended final dividend of 5.65 pence per share takes the total for the year to 7.8 pence per share. In the medium term, our objective is to restore dividend cover (pre exceptionals) to at least 1.5 times, as explained in the Annual Report and Financial Statements.

An explanation of all of the items of special business is set out in the notes of the Notice of Meeting.

Recommendation

Your Directors are of the opinion that all resolutions which are to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders and, accordingly, unanimously recommend that you vote in favour of the resolutions.

Yours sincerely

Philip Hampton
Chairman

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of J Sainsbury plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 13 July 2005 at 11.00am for the following purposes:

Ordinary business

1. To receive and adopt the audited accounts for the 52 weeks to 26 March 2005 together with the Reports of the Directors and Auditors.
2. To approve the Remuneration Report for the 52 weeks to 26 March 2005.
3. To declare a final dividend of 5.65 pence per ordinary share.
4. To elect Philip Hampton as a Director.
5. To elect Gary Hughes as a Director.
6. To elect Bob Stack as a Director.
7. To re-elect Bridget Macaskill as a Director.
8. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company to hold office until the conclusion of the next Annual General Meeting.
9. To authorise the Audit Committee to agree the Auditors' remuneration.

Special business

Resolutions 10 to 14 will be proposed as Ordinary Resolutions and Resolutions 15 to 17 as Special Resolutions.

Ordinary resolutions

10. To approve the J Sainsbury plc Share Plan 2005 as detailed in Appendix A accompanying the Notice of Annual General Meeting dated 14 June 2005 (a copy of which is presented at the meeting, signed by the Chairman for purposes of identification).
11. To authorise the Company to:

    (a) make donations to EU political organisations not exceeding £50,000 in total; and

    (b) incur EU political expenditure not exceeding £50,000 in total,

    during the period beginning with the date of the passing of the resolution and ending on 12 July 2006 or if sooner the date of the Company's Annual General Meeting in 2006. For the purpose of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meaning given to them in Section 347A of the Companies Act 1985 (see explanatory note below).
12. To authorise Sainsbury's Supermarkets Ltd, being a wholly-owned subsidiary of the Company, to:

    (a) make donations to EU political organisations not exceeding £25,000 in total; and

    (b) incur EU political expenditure not exceeding £25,000 in total,

    during the period beginning with the date of the passing of the resolution and ending on 12 July 2006 or if sooner the date of the Company's Annual General Meeting in 2006. For the purpose of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meaning given to them in Section 347A of the Companies Act 1985 (see explanatory note below).
13. To authorise Sainsbury's Bank plc, being 55% owned by the Company to:

    (a) make donations to EU political organisations not exceeding £25,000 in total; and

    (b) incur EU political expenditure not exceeding £25,000 in total,

    during the period beginning with the date of the passing of the resolution and ending on 12 July 2006 or if sooner the date of the Company's Annual General Meeting in 2006.
    For the purpose of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meaning given to them in Section 347A of the Companies Act 1985 (see explanatory note below).
14. THAT the Directors be generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985, in substitution for any other authority previously conferred upon them under that section, to exercise until the Section 80 Expiry Date all the powers of the Company to allot relevant securities (within the meaning of Section 80) up to the Section 80 Limit. By this authority the Directors may, prior to its expiry, make offers or agreements which would or might require allotment of relevant securities after its expiry. In this Resolution, the Section 80 Expiry Date is the date of the Annual General Meeting in 2010 or 12 July 2010, whichever is the earlier, and the Section 80 Limit is £162,120,000 in nominal amount (being approximately one third of the issued share capital of the Company), and upon any variation or renewal of this authority they shall be the date and amount respectively specified as such in the relevant Resolution.

Special Resolutions

15. THAT:

    a. subject to Resolution 14 being passed by the Meeting and subject to the variation contained in paragraph (b) of this Resolution, the power conferred on the Directors by Article 9(C) of the Articles of Association (being the power to allot equity securities pursuant to the authority contained in Article 9(A) as if the statutory pre-emption rights did not apply to such allotment), be and is hereby renewed for a period ending on the date of the Annual General Meeting in 2010 or on 12 July 2010, whichever is the earlier, and by this authority the Directors may, prior to its expiry, make offers or agreements which would or might require allotment of equity securities after its expiry; and

    b. the maximum aggregate nominal value of equity securities which may be so allotted on or after the passing of this Resolution otherwise than pursuant to sub-paragraphs (i) and (ii) of Article 9(C) of the Articles of Association of the Company (being the provisions for allotments in connection with a rights issue or an option, incentive or profit sharing scheme) be £24,318,000 (being approximately 5 per cent of the issued share capital of the Company).

16. THAT the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of that Act) of ordinary shares of $28\frac{4}{7}$ pence each in the Company ("Ordinary Shares") in such manner and upon such terms as the Directors may from time to time determine, provided that:

   (a) the maximum number of Ordinary Shares authorised to be purchased is 170,226,000;

   (b) the minimum price which may be paid for an Ordinary Share is $28\frac{4}{7}$ pence (being the nominal value of an Ordinary Share) exclusive of associated expenses;

   (c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary Share derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased (exclusive of associated expenses); and

   (d) the authority to purchase hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or 15 months from the passing of this Resolution, whichever is the earlier, save that the Company may make a contract to purchase Ordinary Shares under this authority before the expiry of the authority which will or may be completed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

17. THAT the Memorandum and Articles of Association be and are hereby amended to include or replace wording as indicated in Appendix B.

By order of the Board

Tim Fallowfield
Company Secretary
14 June 2005

Explanatory Notes

Entitlement to attend the Annual General Meeting
To be entitled to attend and vote at the Meeting (and for the purposes of determining the number of votes shareholders may cast), shareholders must be entered on the Company's register of members at 11.00am on Monday 11 July 2005 or, if the Meeting is adjourned, shareholders must be entered on the Company's register of members at 6pm on the day two days before the time fixed for the adjourned Meeting, these being the times specified by the Company pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001.

Proxy
A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company. Further details are given on the accompanying proxy form.

The "vote withheld" option is provided on the proxy card to enable you to abstain on any particular resolution. However, it should be noted that a "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against" a resolution.

Whether or not you propose to attend the Annual General Meeting in person, you are requested to complete and return the form of proxy to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8ZZ, to arrive as soon as possible but in any event not later than 11.00am on Monday 11 July 2005. The completion and return of the form of proxy will not prevent you from attending and voting at the Meeting if you so wish.

Although this notice of Annual General Meeting is sent to loan stock holders and to beneficial owners of shares under the Company's employee Profit Sharing Scheme and the Sainsbury's Share Purchase Plan, only holders of ordinary shares or their proxy are entitled to attend and vote at the Meeting.

Electronic voting
If you would like to submit your proxy vote via the Internet, you can do so by accessing our Registrar's website at (www.computershare.com/voting/uk). You will require your unique PIN (which will expire at the end of the voting period) and your Shareholder Reference Number (SRN), printed on the proxy form, in order to log in and submit your proxy vote electronically.

You can access this site from any internet enabled PC.

CRESTCO voting facility
Those shareholders who hold shares through CREST may choose to appoint a proxy or proxies using CREST. The CREST Proxy Instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instruction as described in the CREST Manual. Personal or sponsored members and those with a voting service provider should request the sponsor or provider to take the appropriate action.

Time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which our Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Directors may treat a CREST Proxy Instruction which purports to be or is expressed to be sent on behalf of a shareholder as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder.

CREST Proxy Instructions must be received by our Registrars (ID 3RA50) by 11am on Monday 11 July 2005.

Disabled shareholders
Special stewards have been allocated to assist disabled shareholders and will be stationed at the registration desk.

Documents on display
The Register of Directors' Interests kept by the Company under Section 325 of the Companies Act 1985, copies of the Directors' service contracts and letters of appointment, copies of the Rules of the J Sainsbury plc Share Plan 2005 and copies of the amended Memorandum and Articles of Association will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays excepted) from the date of this notice until 13 July 2005 and at the place of the Meeting for 15 minutes prior to and during the Meeting.

Ordinary business

The following notes explain some of the items of ordinary business.

Election of Directors (Resolutions 4-6)
The Company's Articles of Association require all Directors appointed by the Board to retire at the first Annual General Meeting after their appointments. You are therefore asked to elect Philip Hampton, Gary Hughes and Bob Stack. Each of them was appointed because of their considerable and relevant experience and the Board is agreed that each will make a valuable contribution to the Board.

Biographical details of the Directors proposed for election are as follows:

Philip Hampton
Chairman
Appointed 19 July 2004
Chairman of the Board and the Nomination Committee. Philip Hampton was Group Finance Director of Lloyds TSB Group plc (2002-04), Group Finance Director of BT Group plc (2000-02), Group Finance Director of the BG Group plc (formerly British Gas plc) (1995-00), Group Finance Director of British Steel plc (1990-95), Executive Director of Lazards (1981-90), Non-Executive Director of RMC Group plc (2002-05). He led the 'Hampton Review' for HM Treasury. He has been a Non-Executive Director of Belgacom (the Belgian telecom group) since 2004.
Age 51

Gary Hughes
Non-Executive Director
Appointed 1 January 2005
Gary Hughes is a member of the Audit Committee and it is intended that he will become its Chairman towards the end of 2005. He is also a member of the Nomination Committee. Gary was Finance Director of Emap plc until 23 May 2005. Prior to this he was Group Finance Director of SMG plc, Deputy Finance Director of Forte plc and held a number of senior management positions with Guinness plc.
Age 43

Bob Stack
Non-Executive Director
Appointed 1 January 2005
Bob Stack is Chairman of the Remuneration Committee and a member of the Nomination Committee. Bob joined Cadbury Beverages in the US in 1990 and joined the Cadbury Schweppes plc Board in May 1996 as Group Human Resources Director. In March 2000 he was appointed Chief Human Resources Officer and took on responsibility for communication and external affairs in addition to HR.
Age 55

Re-election of Directors (Resolution 7)
The Company's Articles of Association state that each Director who was elected or last re-elected at a general meeting in the third calendar year immediately before the calendar year in which the Annual General Meeting is held, shall retire and may seek re-election. As recently announced, Bridget Macaskill has indicated her intention to retire from the Board. In order to ensure continuity and succession planning, she has agreed to remain on the Board for a further year. She puts herself forward for re-election at this year's AGM on this basis. The Board is agreed that she continues to make an effective and valuable contribution to the Board and demonstrates the necessary objectivity and commitment to the role of Non-Executive Director.

Bridget Macaskill:
Non-Executive Director
Appointed 1 February 2002
Bridget Macaskill is a member of both the Remuneration and Nomination Committees. Rejoined the Board of Prudential plc as a Non-Executive Director in September 2003. Formerly Chairman and Chief Executive Officer of OppenheimerFunds and Non-Executive Director of Prudential plc (1999-2001) and Hillsdown Holdings plc (1989-1991).
Age 56

Special business

In addition to the Ordinary Business of the Company, this year there will be the following items of Special Business at the Annual General Meeting.

J Sainsbury plc Share Plan 2005 (Resolution 10)
Shareholders are asked to approve a new Long Term Incentive Plan, details of which are set out in Appendix A.

Political donations and expenditure (Resolutions 11-13)
The Political Parties, Elections and Referendums Act 2000 ("the Act") prohibits the Company and its subsidiaries making donations, of more than £5,000 in any 12 month period to organisations within the European Community which are, or could be, categorized as EU Political Organisations unless they have been authorised to make donations by the Company's shareholders.

Shareholders gave authority to the Directors to make such donations at the 2001 AGM. No payments have ever been made under this authority but the Directors believe it is prudent to seek the renewal of the authority. This is in line with standard practice.

Although the Company does not make and does not intend to make donations to political parties, within the normal meaning of that expression, the definition in the legislation of "EU Political Organisations" is wide and presents potential for inadvertent or technical breach. It is also possible that the definition may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment, which the Company and its subsidiaries might wish to support. The Board therefore considers that it would be prudent to obtain shareholder approval for the Company, Sainsbury's Supermarkets Ltd and Sainsbury's Bank plc each to make donations to the specified limits to EU political organisations and to incur EU political expenditure in the forthcoming year.

No payments have ever been made under this authority.

Power to Issue Shares (Resolutions 14 and 15)
The Company's Articles of Association (No.9(A)) give the Directors general authority to allot (or issue) unissued shares. The Companies Act 1985 limits that power by requiring shareholders to give specific prior approval. Resolution 14 seeks approval from the shareholders for Directors to allot up to a maximum of 567,421,000 shares being approximately one third of the ordinary issued share capital of the Company as at 17 May 2005.

There are no present plans to allot unissued shares other than in connection with employee share and incentive schemes. The Directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities as they arise. This Resolution is in line with standard practice and the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

If the Directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to existing shareholders in proportion to their existing holdings. This is known as shareholders' pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the Directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, Resolution 15 asks shareholders to renew the Directors' authority to allot up to 85,113,000 shares (otherwise than in connection with a rights issue or an option, incentive or profit sharing scheme) equivalent to approximately 5 per cent of the ordinary issued share capital as at 17 May 2005, without the shares first being offered to existing shareholders. This Resolution is also in line with standard practice and the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

Although both Resolution 14 and Resolution 15 seek renewal of the relevant authority until the Annual General Meeting of the Company in 2010 or 12 July 2010 (whichever is earlier), the Directors presently intend that a resolution to renew each authority will be proposed at each succeeding annual general meeting.

Share purchase (Resolution 16)
The Companies Act permits a company to purchase its own shares provided that the purchase has been authorised by the Company in general meeting. Whilst the Directors have no present intention of making such purchases, it is common practice for listed companies to seek such authority and the Directors consider that it is prudent for them to do so.

Resolution 16, if passed, would give the Company the authority to purchase its own issued ordinary shares of $28\frac{4}{7}$ pence each at a price (exclusive of expenses) of not less than $28\frac{4}{7}$ pence per share (being the nominal value of the ordinary shares) and not more than 5 per cent above the average of the middle market quotations of the Company's shares as shown in the London Stock

Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 170,226,000 shares being approximately 10 per cent of the Company's present issued ordinary share capital and will expire at the conclusion of the next Annual General Meeting of the Company or 15 months from the date of the Resolution, whichever is the earlier. The Directors presently intend that a resolution to renew this authority will be proposed at each succeeding annual general meeting.

The Directors would not propose to exercise their authority to make purchases unless the expected effect of the purchase would be to increase the earnings per share of the remaining shares in the capital of the Company and unless the purchase is generally in the best interest of the shareholders.

Any shares purchased under this authority will be either treated as cancelled and the number of shares in issue reduced accordingly, or held as treasury shares under the regulations which came into force on 1 December 2003. These regulations allow listed companies, with authorisation from shareholders, to buy and hold their shares instead of cancelling them immediately. Shares purchased under this authority can in the future be cancelled, re-sold or used to provide shares for employee share schemes.

The total number of options to subscribe for shares outstanding as at 17 May 2005 was 149,000,000. This represents 8.8 per cent of the issued ordinary share capital at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this Resolution, then the total number of options to subscribe for shares as at 17 May 2005 would represent 9.7 per cent of the reduced issued ordinary share capital.

Amendment of Memorandum and Articles of Association (Resolution 17)

The Companies (Audit, Investigations and Community Enterprise) Act 2004 came into force on 6 April 2005. It inserts a new Section 309A into the Companies Act 1985 (the "Companies Act"), which allows a company to indemnify its directors against any liability incurred by a director to any person (other than the company or any associated company) in connection with any negligence, default, breach of duty or breach of trust in relation to that company. Previously, this was prohibited under Section 310 of the Companies Act.

The new legislation also addresses the previous restriction on companies only being able to fund a director's defence costs once final judgement in his or her favour had been reached. A new Section 337A allows a company to provide its directors with funds to cover the costs incurred or to be incurred by a director in defending proceedings brought against him or her.

Since directors are increasingly being added as defendants in legal actions against companies, the Board believes that the risk of directors being placed under significant financial strain is increasing. The Board feels that the provision of appropriate indemnities and the funding of directors' defence costs as they are incurred or to be incurred, as permitted by the new law, is fair and reasonable protection for the directors, and is also important to ensure that the Company continues to attract and retain the highest calibre of directors.

The Board therefore proposes that the Memorandum and Articles of Association of the Company be amended to reflect the new statutory provisions so that the Company may fund a director's defence costs in the event that an action was brought against him or her. The Board also proposes to amend the authority in the existing Articles of Association to indemnify Directors to reflect the new legislation and to amend the Memorandum of Association in the same respect. The final proposed changes to the Articles of Association are to ensure that Directors can vote and be counted in the quorum at board meetings about such indemnities and funding. See Appendix B for the amended wording.

Under the new provisions, individual directors will still be liable to pay any damages awarded to the Company in an action against them by the Company and, if their defence is unsuccessful, to repay their defence costs to the extent funded by the Company.

The new legislation does not restrict the Company from indemnifying or funding the defence costs of other officers of the Company. The Board believes it is appropriate that such persons be indemnified in respect of their liabilities to a similar extent as directors.

Appendix A

The Company is proposing to introduce a new executive share incentive plan, the J Sainsbury plc Share Plan 2005 (the 'Plan'). The Plan was designed by the Remuneration Committee and its independent remuneration consultants, Deloitte & Touche, and takes into account the feedback from an extensive consultation exercise with over 20 major shareholders, the Association of British Insurers and the National Association of Pension Funds. The consultation was led by Bob Stack, Chairman of the Remuneration Committee, and Philip Hampton, Chairman.

The Business Review which was presented in October 2004 concluded that a major sales-led recovery in profitability was needed. Philip Hampton announced at that time that the Remuneration Committee intended to introduce rewards that incentivised the senior management to deliver that recovery. The Plan has been designed to achieve that objective and to align the interests of shareholders and the management team.

The underlying principle of the Plan is to reward strong growth in sales and profitability. It is a one-off, self funded incentive arrangement covering a four-year period. The Plan is intended to introduce an ownership culture for the new management team, incentivising those who will be responsible for leading and implementing the recovery.

Over 1,000 colleagues will participate in the Plan, from the Chief Executive through to supermarket store managers, focussed on identical targets. The levels of awards are scaled according to seniority as shown below. In addition, there is an opportunity for Executive Directors and eligible Operating Board members to make a personal investment of up to 50 per cent of salary in the Plan. Justin King has committed to make his maximum personal investment of 118,754 shares. All eligible Operating Board members have indicated their intention to invest their own money in Sainsbury's shares and will participate in the personal investment element. Darren Shapland will be entitled to enter the Plan when he joins the Company, and will receive a pro rated award to the value of 80 per cent of salary and the opportunity to make a maximum personal investment of 50 per cent of salary.

Performance is measured over a four-year period from the financial year ended 26 March 2005 until the year ending March 2009. Awards will vest if stretching sales and earnings per share ('EPS') targets are achieved, as shown in table 1 below. The targets mirror milestones in the recovery plan announced in October 2004 and are stretching in the context of market expectations. Sales and EPS definitions are summarised below. The relevant performance multiplier, which is on a sliding scale up to a maximum of five times, will be calculated and applied to both the core award and the personal investment. For the personal investment element this will include the shares acquired by the participant.

The maximum award will be targeted towards sales growth of £2.5 billion, and requires compound annual growth in EPS of at least 21 per cent over the four years. There is an opportunity for partial vesting of up to half the award, if the accelerated performance targets have been met at the end of year three (i.e. the year ending March 2008). No awards will vest unless threshold levels of growth in both sales and EPS are achieved.

Dividends will accrue on any shares which vest and will be released to participants in the form of additional shares at the point of vesting.

In order to participate in the Plan, participants must agree to surrender options granted to them under the Company's Executive Share Option Plan in 2002, 2003 and 2004. If shareholders approve the Plan, these options will lapse immediately. Justin King has agreed to surrender a total of 1,007,607 options granted to him at exercise prices of 261.5 pence and 274.75 pence in 2004.

In order to start the current financial year with a strong message to incentivise, motivate and retain the management team, the Remuneration Committee made conditional awards over 32.5 million shares to over 1,000 participants in the Plan on 24 March, following the shareholder consultation exercise. The Plan and the conditional awards are subject to shareholder approval at the AGM, and the conditional awards are also subject to other conditions set out below.

Summary of Plan

1. Eligibility

Participation in the Plan is for all levels of employee from senior management grade and above, including Executive Directors, Operating Board Directors, supermarket store managers and other managers at an equivalent grade. No Award will be granted to colleagues within six months of retirement from the date of grant. Colleagues who are promoted to the appropriate senior management grade or join the Company in the 2005/06 financial year will be eligible for an award on a time pro rated basis. No further awards will be granted under the Plan after 25 March 2006.

As referred to above, it is a condition of participation in the Plan that participants surrender any options granted to them in 2002, 2003 and 2004 under the Executive Share Option Plan 2002.

2. Awards

All eligible participants in the Plan will receive a "Core" Award, which is the right to exercise a nil cost option over a specified number of shares in J Sainsbury plc, subject to the achievement of the performance conditions specified below.

Justin King and eligible members of the Operating Board will also receive a "Personal Investment" Award, subject to the commitment of their personal funds. Each of them has the opportunity to invest up to 50 per cent of basic annual salary in the Company's shares, which will then be added to the Core Award and will be subject to the same performance conditions.

Core Award

The level of the Core Award is scaled according to seniority but cannot exceed one times the participant's basic annual salary in shares. For more senior management, the allocation is based on a percentage of basic salary. The table below illustrates the award levels.

Grade	Core Award
Chief Executive	Shares equal to 100% of salary
Executive Directors and Operating Board members	Shares equal to 80% of salary
Departmental directors	Shares equal to 50% of salary
Senior managers	9,500 shares
Supermarket store managers and managers at equivalent grade	4,000 shares

Personal Investment Award
The maximum number of shares which can be committed to the Personal Investment element of the Plan is equal to 50 per cent of basic salary. Justin King and eligible Operating Board members must purchase the number of shares they have committed to invest by 31 July 2006, and at least half must be acquired by 7 October 2005. If this commitment is not fulfilled, participation in the Personal Investment part of the Plan will be forfeited. The Remuneration Committee has discretion to waive this condition in exceptional circumstances. Normal dealing restrictions will apply to the purchase of shares.

The Personal Investment shares must be held until the end of the four-year performance period. The investment may be made from net pay or other personal resources but existing shareholdings may not be utilised. The shares must be bought on the open market at the price prevailing at the date of purchase.

3. Conditional Awards
On 24 March 2005, conditional Core Awards were made to 1,014 participants, and eligible Operating Board members were informed of the maximum number of shares they could invest under the Personal Investment element of the Plan.

The number of shares conditionally awarded to Executive Directors, Operating Board members and Departmental Directors was calculated according to the mid-market share price of a J Sainsbury plc ordinary share averaged over the 90 day period preceding 24 March 2005, which was 284.2 pence.

4. Performance Conditions
The performance period will be four financial years of the Company starting on 27 March 2005. At the end of the 2008/09 financial year, performance will be measured against the performance targets to determine the relevant multiplier (as shown in table 1 below). This will be applied to the Core Award and the Personal Investment Award. In the case of a Personal Investment award, the number of shares that vest will be calculated by applying the relevant performance multiplier and then subtracting the number of investment shares acquired by the participant. Any unexercised awards will lapse at the end of the 2009/10 financial year.

Performance will be measured at the end of the 2007/08 financial year, and if the accelerated performance targets have been met, the relevant multiplier will be applied (as shown in table 2 below). If an award is triggered, then the number of shares which will be available for exercise by the participants will be 50 per cent of the number of shares determined by the relevant multiplier.

The awards will lapse to the extent that the performance conditions have not been satisfied at the end of the four-year period. Personal Investment shares remain the property of the individual in all circumstances and cannot be forfeited even if the minimum performance targets are not achieved.

There are two performance conditions, growth in sales and growth in EPS, both of which must be satisfied in order for an award to vest. The performance conditions are:

Sales: The total reported sales of the J Sainsbury plc group (including VAT and duty) less the reported sales of Sainsbury's Bank and less total petrol sales in the relevant performance period. Growth will be defined as the difference between the sales in the relevant performance period and the financial year 2004/05. The relevant performance periods are the financial years of 2007/08 and 2008/09. Using the Plan definition, sales for the base year, 2004/05, are £13,588 million.

EPS: Underlying earnings, after the annual costs of all share schemes and before exceptional items and the amortisation of goodwill, divided by the weighted average number of ordinary shares in issue (i.e. undiluted) during the year. With the exception of the adjustment for the annual cost of all share schemes, underlying earnings shall be calculated on a consistent basis with the Company's audited accounts for the financial year ended 26 March 2005 (i.e. UK GAAP). The compound growth is calculated by comparing the EPS in the relevant performance period with the EPS in the financial year 2004/05.

Using the Plan definition, EPS for the base year 2004/05 has been calculated at 8.6 pence per share. This has been calculated by taking the underlying earnings for the year before exceptional items and amortisation of goodwill (see note 12 of the Annual Report and Financial Statements) and adjusted for the costs of share schemes (calculated in accordance with International Financial Reporting Standards), giving a revised underlying earnings of £151 million.

Table 1
Maturity vesting (multiplier applied to the shares)

Sales Growth in £ billion	4-year EPS growth (compound annual) < 5%	5%	10%	14%	17%	21%
2.50	0.0	1.0	2.0	3.0	4.5	5.0
2.25	0.0	1.0	1.5	2.5	4.0	5.0
2.00	0.0	0.0	1.5	2.0	3.0	4.5
1.75	0.0	0.0	1.5	2.0	2.5	4.0
1.50	0.0	0.0	1.0	1.5	2.0	3.0
1.25	0.0	0.0	0.0	1.0	1.5	2.5
1.00	0.0	0.0	0.0	0.0	1.0	2.0

Table 2
Interim vesting (multiplier applied to 50% of the shares)

Sales Growth in £ billion	3-year EPS growth (compound annual) < 5%	5%	10%	15%	20%	25%
2.50	0.0	1.0	2.0	3.0	4.5	5.0
2.25	0.0	1.0	1.5	2.5	4.0	5.0
2.00	0.0	0.0	1.5	2.0	3.0	4.5
1.75	0.0	0.0	1.5	2.0	2.5	4.0
1.50	0.0	0.0	1.0	1.5	2.0	3.0
1.25	0.0	0.0	0.0	1.0	1.5	2.5
1.00	0.0	0.0	0.0	0.0	1.0	2.0

The basis used for calculating sales and EPS may be changed for any adjustments that the Remuneration Committee may determine and which the Company's auditors confirm are fair and reasonable to ensure the performance conditions achieve their original purpose and consistency and fairness, including any material acquisition or disposal of operating assets that was not envisaged in the Company's business plan.

Where the sales or EPS growth falls between the figures shown in the tables, the performance multiplier will be calculated on a straight line basis.

5. Example of maximum vesting

On 24 March 2005, Justin King received a conditional Core Award of 237,508 shares, equivalent to 100 per cent of his basic salary. His maximum personal investment is for 118,754 shares. If the performance conditions were met in full the total number of shares that would be released to him at the end of year-four of the Plan would be 1,662,556 shares. This excludes any shares released in respect of the accrual of dividends on the vested shares.

6. Leaving employment

Awards will lapse if participants leave employment for any reason before 23 September 2005. After this date all awards will lapse if a participant leaves the Company, except for reasons of ill health, injury, disability, redundancy, retirement or where the company or the business for which the participant works leaves the group, and any other reasons if the Remuneration Committee so decides. In these circumstances awards will be reduced on a pro rata basis by reference to the period between the start of the performance period (27 March 2005) and the date of cessation of employment as a proportion of the whole four-year performance period. At the end of the four-year period, this reduced Core Award or Personal Investment Award will be tested against the performance matrix to calculate the number of shares which vest. There will be no opportunity for early vesting in year three. The Remuneration Committee will review the status of all leavers at Departmental Director or above.

Awards will also become exercisable following the death of a participant to the extent the performance conditions have been satisfied at the time of death. The number of shares will also be reduced on a pro rata basis by reference to the period between the start of the performance period and the date of death as a proportion of the whole performance period.

7. Change of control, mergers and other reorganisations

On a takeover, scheme of arrangement and certain other corporate reorganisations, awards will become exercisable to the extent determined by the Remuneration Committee, taking into account such factors as they consider relevant, including the progress of the Company's performance against the performance conditions and against the interim goals in the business plan.

Awards will be reduced depending upon when in the performance period the change of control occurs:-

Change of Control Date	Proportion of vested Award which could be released
Within 12 months of the date of grant	50%
12 months to 24 months	75%
After 24 months	100%

8. Plan limits

In any 10 year period, not more than 10 per cent of the issued ordinary share capital of the Company may be issued or issuable under the Plan and all other employee share plans operated by the Company. In addition in any 10 year period, not more than 5 per cent of the issued ordinary share capital of the Company may be issued or issuable under the Plan and all discretionary plans operated by the Company. These limits do not include rights which have lapsed.

9. Issue of shares

Any shares issued on the exercise of awards will rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

10. Dividends

The number of shares that participants receive on exercising their awards will be adjusted to take account of the dividends they would have received on the vested shares which are referable to the performance period. Once shares have vested and are available for exercise at the end of year three or year four, no further dividends will be added to the award. Dividends will be credited in the form of shares.

11. Variation in share capital

Awards may be adjusted following a variation in the share capital of the Company or demerger.

12. Amendments to Plan rules

Shareholder approval will be required to amend certain provisions of the Plan rules which would advantage participants. These provisions relate to eligibility, individual and Plan limits, rights attaching to awards, adjustments of awards on variations in the Company's share capital and the amendment power.

Minor amendments can be made at the Remuneration Committee's discretion without shareholder approval to benefit the administration of the Plan, which relate to any changes in legislation or which will maintain or obtain favourable tax, exchange control or regulatory treatment for any participating company or any participant.

13. Benefits

Benefits under the Plan are not pensionable.

Appendix B

This is the appendix marked "B" referred to in Resolution 17 of the Notice of Annual General Meeting dated 14 June 2005.

Memorandum of Association

It is proposed that the Memorandum of Association of the Company be amended as follows:

By renumbering the existing paragraph W as paragraph W(i).

By inserting:

(W) (ii)

(a) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the Company, or of any associated company, or who are or were at any time trustees of any pension fund or employees' share scheme in which any employees of the Company or of any associated company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or associated company or pension fund;

(b) to such extent as may be permitted by law otherwise to indemnify any such person against or from any such liability; and

(c) (i) to provide a director, officer or employee with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under those provisions of the Companies Act 1985 referred to in Section 337A(2) of that Act and (ii) to do anything to enable a director, officer or employee to avoid incurring such expenditure.

(W) (iii) In this paragraph (W):

(a) an "associated company" is any company (i) which is the Company's holding company or (ii) in which the Company or its holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or (iii) which is in any way associated with the Company or its holding company or any of the predecessors of the Company or of such holding company, or (iv) which is a subsidiary undertaking of any other associated company; and

(b) "holding company" and "subsidiary undertaking" have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

Articles of Association

It is proposed that the Articles of Association of the Company be amended as follows:

By inserting "(a)" in the first line of Article 96(B)(vi) after the word "concerning" and inserting the following at the end of Article 96(B)(vi):

(b) indemnities in favour of directors, or (c) the funding of expenditure by one or more directors on defending proceedings against him or them, or (d) doing anything to enable such director or directors to avoid incurring such expenditure.

By deleting the existing Article 174 and replacing it with the following:

174.

(A) Subject to the provisions of, and so far as may be permitted by and consistent with, the Acts or other legislation, every director and officer of the Company shall be indemnified by the Company out of the Company's own funds against (i) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers other than (a) any liability to the Company or any associated company (as defined in Section 309A(6) of the Act) and (b) in relation to a director of the Company and, if the Company in its discretion considers appropriate, in relation to an officer of the Company, any liability of the kind referred to in Sections 309B(3) or (4) of the Act; and (ii) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Such indemnity shall extend to liabilities arising after a person ceases to be a director or an officer in respect of acts or omissions while he was a director or an officer. Where a director or an officer is indemnified against any liability in accordance with this paragraph 174(A), such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

(B) Subject to the provisions of and so far as may be permitted by the Acts or other legislation, the Company (i) shall provide any current or former director or officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings which relate to anything done or omitted or alleged to have been done or omitted by him as such a director or officer of the Company in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers or in connection with any application under the provisions mentioned in Section 337A(2) of the Companies Act 1985 and (ii) shall do such things to enable such person to avoid incurring such expenditure, provided that (i) the terms set out in Section 337A(4) of the Companies Act 1985 shall apply to any such provision of funds to a director or other things done for a director of the Company and (ii) such provision of funds to or other things done for an officer of the Company may be on such terms as the Company, in its discretion, considers appropriate. For the purposes of this Article 174(B) references to "director" in Section 337A(4) of the Act shall be deemed to include references to a former director.

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.j-sainsbury.co.uk

82-913

RECEIVED
2005 JUN 21 A 11:3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
3-26-05

What will it take to make Sainsbury's great again?

J Sainsbury plc

Annual Report and
Financial Statements 2005

Contents


canned pasta
canned vegetables
28
chocolate
canned tomatoes

We're on a journey

It has been an important year in which we have reviewed every part of our business, identified the issues and laid out what needs to be done to make Sainsbury's great again. It's important that our shareholders understand our plans. So, in this report, we're setting out to answer the key questions we are being asked at the moment. This year has seen the very early signs of our recovery. We hope you'll continue to share the journey with us.

Group performance

	2005	2004
Sales (inc VAT) - continuing operations [1]	£16,364m	£15,517m
Underlying operating profit - continuing operations [2]	£334m	£590m
Underlying profit before tax [3]	£254m	£675m
Profit before tax	£15m	£610m
Profit after tax	£65m	£404m
Underlying earnings per share [3,4]	9.0p	23.4p
Equity dividend per share	7.80p	15.69p

1 Includes VAT of £1,162 million (2004: £1,077 million).
2 Before exceptional operating costs of £507 million (2004: £68 million) and amortisation of goodwill of £4 million (2004: £nil).
3 Before exceptional items of £234 million (2004: £54 million) and amortisation of goodwill of £5 million (2004: £11 million).
4 Before non-equity dividends.

J Sainsbury plc comprises Sainsbury's supermarkets, convenience stores, a home shopping service and Sainsbury's Bank.

Sainsbury's stands for great products at fair prices and our objective is simple; to serve customers well. We continually improve and develop our product ranges and work hard to give customers an ever improving shopping experience.

We aim to ensure all colleagues have opportunities to develop their abilities and are well rewarded for their contribution to our business. At the end of the 2004/05 financial year we employed 153,000 people.

Our policy is to work with our suppliers fairly, recognising the mutual benefit of satisfying customers' needs. We also aim to fulfil our responsibilities to the communities and environments in which we operate.

Sainsbury's Supermarkets is Britain's longest-standing major food retailing chain. A large Sainsbury's supermarket offers around 30,000 products - 50 per cent of which are Sainsbury's own brand including fresh produce. In addition to a wide range of quality food and grocery products, many stores offer delicatessen, meat and fish counters, complementary non-food products such as clothing and homeware, pharmacies, coffee shops, restaurants and petrol stations.

Our convenience division includes Sainsbury's Local stores, Bells Stores in North East England, Jacksons Stores across Yorkshire and the North Midlands, and JB Beaumont in the East Midlands.

Sainsbury's serves over 14 million customers a week and at the end of the financial year we had 727 stores throughout the UK.

Sainsbury's Bank is owned by J Sainsbury plc and HBoS. It aims to make finance easier to understand and manage and has built a reputation for offering excellent value products with extra benefits, delivered in a simple and accessible way. We constantly win awards for the quality of our service and competitiveness of the products offered. The current product range includes: car insurance, life cover, home insurance, travel insurance, pet insurance, Visa credit cards, Child Trust Fund, internet savings account, instant access savings account, direct saver account, personal loans, and a car purchase scheme.

Sainsbury's to You is our internet-based home delivery service which covers around 77 per cent of the UK. Customers place orders online and choose when to have their shopping delivered. The online service also includes Sainsbury's Entertain You, which offers over 250,000 books, CDs, DVDs, videos and computer games and a DVD rental service with over 28,000 titles. Flowers, wine, gifts, kitchen appliances and electricals can also be purchased online.

J Sainsbury plc consists of Sainsbury's supermarkets, Sainsbury's Local, Bells Stores, Jacksons Stores and JB Beaumont, Sainsbury's to You, our internet-based home delivery service and Sainsbury's Bank.

Market share by region (%)


Scotland
3.6
North
East
3.6
Lancashire
6.2
Yorkshire
6.1
Midlands
10.7
East
England
11.4
Wales
& West
7.7
London
18.3
South
13.9
South West
11.2

Total market share 10.4%

Source: TNS

Corporate responsibility

Sainsbury's approach to corporate responsibility is central to how we do business. We recognise that we need to act responsibly in managing our impacts on a range of stakeholders; customers, colleagues, communities, investors, suppliers and the environment. We publish a full corporate responsibility report and details of our activities in this area can be found on our website (www.j-sainsbury.co.uk/csr).


05
Member of
Dow Jones
Sustainability
Indexes

Dow Jones Sustainability Index
Ranked best in sector for last three years.



FTSE4Good

FTSE4Good Index
Listed since Index began in 2001.


Global 100
Most Sustainable Corporations in the World

Global 100
The only food retailer out of the 32 British companies listed in the top 100 sustainable corporations.


Business
Community
COMPANIES
THAT COUNT
THE SUNDAY TIMES

Business in the Community Corporate Responsibility Index
Ranked first in food retailing for second year and joint fifth overall out of 144 companies.

Store estate

	Over 40,000 sq ft	25,000 to 40,000 sq ft	15,000 to 25,000 sq ft	Under 15,000 sq ft	Total
Convenience	-	-	-	262	262[1]
Supermarkets	158[2]	176	79	52	465
Total stores	158	176	79	314	727

1 Before acquisition of 5 stores from SL Shaw Ltd in April 2005
2 Includes 24 stores over 55,000 sq ft

Colleagues



32%
68% part time

60% female **40%** male

153,000 colleagues

Chairman's statement

Philip Hampton



What attracted you to Sainsbury's?

When I took up the Sainsbury's chairmanship in July last year, I firmly believed that, in spite of its high profile problems, this was a business that was worth fighting for. Sainsbury's is an iconic name in British retailing. It has a strong brand and all of the things that made it great, a passion for food, good value, a history of innovation and a strong ethical approach to business, meant it was a fundamentally attractive challenge. Almost a year on, I am more convinced than ever that it is capable of being restored.

What was your number one priority?

It was overseeing the stabilisation of Sainsbury's to enable us to operate more effectively in what continues to be a very competitive market. Initially, this meant yet more change, from the top of the organisation to the bottom. Tough decisions had to be made, not least the reorganisation of our head office, with further job losses, and the cutting of the dividend. We recognised that there had been a long-term decline in Sainsbury's competitive position. Halting and reversing that decline could not be made without putting pressure on profits.

At the half-year we cut the interim dividend to 2.15 pence per share, a fall of 50 per cent. The final proposed dividend of 5.65 pence takes the total for the year to 7.8 pence as we outlined in October 2004. The dividend cover is still quite low at around 1.2 times and our objective, in the medium term, is to restore it to at least 1.5 times.

The changes we have made have led to a time of great upheaval for all our colleagues. Everyone who works in Sainsbury's has been stretched and tested. I am extremely proud of how they have performed and would like to offer my thanks to them.

What about all the changes on the Board?

The Board had to be reformed, bearing in mind the need to re-build Sainsbury's reputation for good corporate governance. Justin King was working to strengthen the operational management but to the outside world, the most visible changes were those in the boardroom.

My arrival came as Sir Peter Davis left Sainsbury's after four years. Sara Weller and Stuart Mitchell both left the company in the early part of the year. In September, two Non-Executive Directors, Lord Levene of Portsoken and Keith Butler-Wheelhouse, resigned. Each made important contributions to Sainsbury's in difficult conditions and I would like to thank them for their service. They were replaced as Non-Executive Directors by Bob Stack, Group Human Resources Director of Cadbury Schweppes plc, and Gary Hughes, Finance Director of media group Emap plc. Bob and Gary have brought experience and skills from two successful consumer-facing businesses, which complement those of the existing team.

In October, Roger Matthews, our Finance Director, announced his plans to retire from the Board. I would like to express my gratitude to Roger, who has made a very significant contribution to Sainsbury's over six years.

He will be succeeded by Darren Shapland who joins us in August from Carpetright plc and whose strong operational approach will suit Sainsbury's well as we continue our recovery.

Sainsbury's has a united, professional Board which is working in the interests of all our shareholders. The Board is determined to help make Sainsbury's successful with an ethical approach to business and a commitment, in its widest form, to corporate responsibility.

How have you worked with Justin?

I see my role as both challenging and supporting the management team. This year that work has been focussed on developing our new business plan. First Justin led a review of what needed to be done to revive our long-term prospects; then he started to implement the changes he had identified as necessary. The Board had to test the review as it progressed and we were all impressed with the thoroughness of the process. I believe that the plans presented to shareholders in October 2004 are the right plans to return Sainsbury's to long-term sustainable profitability. It is a simple yet compelling vision which will deliver a sales-led recovery; fix the basics, continue to focus on quality, invest in prices to address the competitive gap and focus relentlessly on customers. At the same time, we are working to reduce costs and improve cash flow. This is a three-year plan with the drive to achieve an extra £2.5 billion of sales by the end of the 2007/08 financial year and we expect tangible progress year by year.

Why have you introduced a new management incentive scheme?

When I joined Sainsbury's, the management team, led by Justin, had limited or no financial incentives. We decided we needed a new arrangement, firmly tied to what the management has promised to deliver - sales and profit growth. It is aligned to the interests of our shareholders and designed to ensure there will be absolutely no payments for failure. What sets this scheme apart is its depth, reaching from Justin down through more than 1,000 colleagues and including all our supermarket store managers. Everyone will be judged by the same criteria, which are extremely stretching. The maximum level of payout will only be achieved if the management team delivers a level of growth not seen within this group for over a decade.

What are the challenges for the year ahead?

We have seen the first encouraging signs that our sales-led recovery plan is working, with a return in Quarter Four to underlying sales growth, albeit at levels less than the industry average. But these are early days. So we will keep testing what we are doing to make sure we are on the right path. This is a highly competitive business and retail turnarounds are rarely achieved in a smooth or straightforward manner. Our plan is designed to improve medium and long-term performance to restore our strong position in the market. My conversations with stakeholders lead me to believe that they understand and support what we are doing. I would like to thank them all, shareholders, customers, colleagues and suppliers, for their continued support.



Philip Hampton Chairman



Justin King

What has been happening at Sainsbury's over the last year?

We have undertaken a complete review of our business. It was clear that the Company hadn't produced the results that shareholders expected of a great company like Sainsbury's and our market share had also continued to decline.

The first six months of the year were spent stabilising the business and addressing immediate issues. Our number one priority has been to make things better for our customers as quickly as possible. We couldn't wait for long-term changes to come through. On 19 October 2004 we laid out our plans for recovery – a three-year programme designed to grow sales by £2.5 billion by the end of 2007/08 and return Sainsbury's to sustainable growth in both sales and profitability. We're clear that sales are the purest measure of customer satisfaction in a food retail business.

At the heart of these plans lay our certainty that Sainsbury's was a strong business capable of being restored to greatness. There is nothing fundamentally wrong with the brand. The problem was that we hadn't delivered it well enough in recent years. We had to move fast, particularly on availability and value. Overall, we think we've made a good start, but there's still much left to be done. We're at the beginning of a long-term process.

How will you change Sainsbury's fortunes?

3,000

Extra Colleagues

Improving the shopping experience
We recruited more colleagues to help step-change our customer service and product availability in our stores.

Our vision for Sainsbury's is all about delivering great quality food at fair prices. In October 2004 we unveiled a straightforward plan to "fix the basics" and ensure that our retailing skills are as good as they can possibly be. This covered everything from a root and branch overhaul of our supply chain to a review of our information technology infrastructure, which wasn't delivering what was expected of it. It also meant concentrating our efforts on the type of stores in which the Sainsbury's brand performs most successfully - traditional supermarkets and convenience stores.

With all of these measures, we're committed to ensuring that the customer remains at the heart of our decision-making. We're determined to deliver better value through improved prices and increased quality, both now and in the future. We've put 3,000 more colleagues in stores, for example, and we're investing in 131 stores which haven't seen any improvements for many years.

How long will it take?

We have set out our plan for a recovery over three years, to the end of the 2007/08 financial year. That is how long it will take to bring about lasting change. Our competitors will not stand still, so we will have to remain ready to adapt and evolve our plans over that period. We're determined that we will respond as necessary to ensure customer-facing activities are not compromised as we rebuild our business. We've set out milestones, including our promise to start delivering market-matching growth by March 2006.

What has all this meant for Sainsbury's results?

The final quarter of the year brought some encouraging signs of an improvement, with like-for-like sales increasing by 1.7 per cent (Easter adjusted and excluding petrol). It is still early days, but we're sure that the improvement is a result of the early work we've done to stabilise the business.


2
1
0
-1
-2
Q1
Q2
Q3
Q4

Like-for-like sales
Like-for-like sales (Easter adjusted and excluding petrol) showed encouraging signs of improvement in Quarter Four (reported as 11 weeks actual and one week estimated).

The scale of the task ahead, however, is illustrated by the figures for the full year. Sainsbury's Supermarkets' sales increased by 5.1 per cent to £16,076 million delivering Group underlying profit before tax of £254 million as we recognised the cost of previous investments and the extra money invested as we moved quickly to improve the shopping experience for customers.

Sainsbury's Bank continued to see growth in customer numbers, assets and income, but profit, at £13 million, was impacted by the pressure on margins and the increase in the bad debt provision.

What was the biggest challenge you personally faced as Chief Executive?

Managing change in an organisation as big and complex as Sainsbury's isn't easy. In particular, I was worried about how to motivate colleagues in an already change-weary business. Many colleagues had worked on change before and not seen the expected results.

WHAT WE KNOW

- 14m Customers a week
- loyal & committed Colleagues
- Huge Brand Equity
- Heritage of Quality & Value
- Well invested, National Store Network

THIS TIME DIFFERENT
Sales led £2.5bn

ISSUES

- ▲ Brand-positioning right. execution Poor
- ▲ Inward focus
- ▲ Complexity
- ▲ Margin Driven
- ▲ High Cost Base

MAKING SAINSBURY'S GREAT AGAIN 2007/08

RESTORE UNIVERSAL APPEAL

- All inclusive
- Clear Product Hierachy GOOD, BETTER, BEST
- Invest in Price & Quality (£400m)
- Scale to Succeed

FIX THE BASICS

- Availability
- Pricing
- Service
- Customer focus
- Engage Colleagues
- Supply Chain & IT
- Reduce Costs £400m

CUSTOMER PROPOSITION

- ■ Great Food / Fair Prices
- ■ Market leading Quality & innovation
- ■ Complementary Non-Food
- ■ Straight Forward formats
  - Supermarkets
  - convenience
  - Sainsbury's to You
- ■ Bank

MANAGEMENT TEAM

- ▲ New Recruits
- ▲ Existing talent
- ▲ Outstanding Retail Experience
- ▲ Track record of delivery
- ▲ Clear Responsibility for Results

KEEP IT SIMPLE

We have created a clear road map

Sainsbury's is still a great business with a strong brand and many loyal customers and colleagues. In order to rebuild our business we had to identify the right position for Sainsbury's in our market and map out the work we needed to do to get there. We outlined our plan to Make Sainsbury's Great Again on 19 October 2004. As well as fixing the basics we are committed to making small changes every day to constantly improve the shopping experience for our customers.


treats and biscuits
offers

We have improved our product availability

We have made good progress on availability but there is still much to do. We have looked at everything that determines how products reach our shelves in store. We have tested new processes and improved our stock inventories. This has made a big difference in the trial stores reducing the number of products 'out of stock' by 75 per cent. By summer 2005 all stores will have adopted these new ways of working. We'll continue to make improvements but customers and independent industry commentators are already noticing the difference.



tell Justin
Over 7,000 colleagues have written in with suggestions since the launch last September.

I found however, that once a clear vision of what we needed to do was established and well communicated, our colleagues were more than ready to change again. We're making fundamental improvements to the way Sainsbury's operates. We're also doing lots of small things better every day, small things that make a big difference to our customers. Our colleagues are as excited by the idea of making Sainsbury's great again as I am.

The clearest demonstration of this is our "tell Justin" suggestion scheme. Since its launch last year over 7,000 colleagues have written in with ideas on how we can improve the business.

What would you say was the single most important change?

Building the right leadership team was essential. This has involved new people not just on the Operating Board, but throughout the business. Attracting great people wasn't a problem. They all knew that joining Sainsbury's offered the chance to be part of something special and exciting. They saw the power of the brand and believed in our vision.

Strengthening our top management team was the first step. Five new members have joined the Operating Board this year adding a range of industry expertise and knowledge to complement the existing talent of the team. Jim McCarthy is an expert in convenience retailing while Gwyn Burr, Mike Coupe, Lawrence Christensen, and Ken McMeikan, have all worked at senior level for three of our main supermarket competitors. This is a team with great industry experience and a track record of delivery and Darren Shapland, our new Chief Financial Officer, joins us in August 2005. (The full team can be seen on page 21).

At the level just below the Operating Board we have also attracted many new people from a broad range of competitors and related businesses. Around 40 per cent of this team is new to Sainsbury's during the past year or recently promoted, and around 40 per cent of our departmental directors are women.

What have you done to sort out availability?

We have already made great strides in sorting out this crucial issue, but there's more to do. We started with an initial review of our supply chain, from the time goods leave our suppliers to the moment they're stacked on shelves in stores. This involved looking at areas such as depots and trucks as well as our in-store processes.

The first priority was a short-term fix to ensure the right goods were on the shelves at the right time for our customers. We've stabilised the performance of our automated depots by over-riding some of the systems with manual solutions. We'll continue to monitor and improve their performance as our sales grow and we start to better understand the full capabilities of the whole supply chain.

For the longer term, we're looking at more permanent solutions and making sure we understand the process from start to finish. In stores, we're finding ways to make the jobs our colleagues have to do as easy as possible so they can continue to give customers an improved level of service. We've tested new ways of working which have helped reduce the number of products 'out of stock' in our stores by 75 per cent. These are now being rolled out to all our stores.

Is there really a place for Sainsbury's in today's market?



Good, Better, Best
Products are categorised into one of three quality tiers, ensuring the offer is attractive to all customers. For example, our lasagne range comprises our 'Basics' sub brand for 'Good', our core own label line for 'Better' and our premium 'Taste the Difference' for 'Best'.

Absolutely. The things that made Sainsbury's one of Britain's best retailers - great food at fair prices and wonderful service - are as important to customers today as they ever were. We have a great network of stores in excellent locations, and even through our recent troubles our customer numbers were constant at about 14 million a week.

So Sainsbury's remains a mass-market retailer. A number of decisions in the past affected our ability to appeal to all shoppers. That universal appeal is what we're working to restore as we invest £400 million in improving our offer to customers over the next three years. In January this year we ran an advertising campaign to highlight that 6,000 products were at a lower price than the same time a year ago. We recently updated this campaign with another 1,000 products over the first four months of 2005 and customers have definitely noticed the difference.

If you are cutting prices, what does that mean for quality?

Most importantly, while cutting prices we've ensured that quality has been maintained or improved. We're more convinced than ever that our heritage provides an ideal market position for our brand as our customers want healthy, safe, fresh and tasty food. We will maintain and stretch our lead on quality and we're going through our entire product range to ensure it meets the standards we require in order for products to be branded with the Sainsbury's name.


SHOPPING LIST
- SANDWICHES
- SUNDAY ROAST
- SAUSAGES
- READY MEALS
- SHEPHERDS PIE
- PIZZA
- CHICKEN
- PASTA
- TAKE AWAY
- FISHFINGERS


Sandwiches
Sunday Roast
Sausages
Ready Meals
Shepherds Pie
Pizza
Pasta
Fish
Chicken
Takeaway

We're putting our customers first

We are committed to putting customers at the heart of our business and restoring our universal appeal. The things that made Sainsbury's great in the past are the things that customers want and expect from us – great quality food at fair prices. This is something that appeals to all customers. The shopping lists above show the ten most popular meals for two very distinct and different households. Guess what? It's hard to spot the difference.

Research by TNS WorldPanel™ UK


Lower prices
Lower prices
6000
since January 2004

We have become more competitive

We have made a significant investment in price over the past year as part of our ongoing commitment to improve value for our customers. In January this year our advertising highlighted that 6,000 products were at a lower price than the same time the previous year. We recently updated this campaign with another 1,000 lower prices since January 2005. Over the next three years to the end of 2007/08 we will invest £400 million in improving quality and lowering prices.

We're further improving our product ranges to ensure we offer a good choice from entry-level items through to market leading innovation and quality. This approach has universal appeal; we know that customers shop across the price/quality bands depending on their tastes, needs and budget. We have improved and added to our premium 'Taste the Difference' range and four of our top ten selling products at Christmas came from this range. In January 2005 we relaunched our low price products under the sub-brand 'Basics'. This comprises around 400 products and has sold well, in many cases growing category sales.



Universal appeal
Four of our top ten selling products at Christmas 2004 were 'Taste the Difference' products but customers shop across price and quality depending on their tastes, needs and budget.

In developing better quality products we also embrace the integrity of product supply and processes, again things inherent in the Sainsbury's brand. For example, our salt reduction programme, part of a three-year plan developed alongside the Food Standards Agency, set challenging targets some of which have been achieved six months ahead of schedule. This year we also set new standards in our industry with our Wheel of Health icon which gives customers quick and simple recognition of the nutritional values of our products.

Our relevance to a healthy diet and lifestyle has perhaps been best demonstrated by the phenomenal success of our 'Active Kids' campaign which has attracted over 23,500 schools, nearly 75 per cent of UK schools. 'Active Kids' is designed to tackle the issue not only of what we eat, 'calories in', but how we use the energy food provides, 'calories out'. Customers receive vouchers which primary and secondary schools can then redeem for activities and sports equipment. Kelly Holmes became an ambassador for the scheme which runs until the end of June 2005 and we anticipate we'll donate around £5 million of equipment and activities.

What about corporate responsibility?

Our 'Active Kids' campaign is a good example of how our approach to corporate responsibility is central to our business. Last year we published our first full corporate responsibility report online and details of our activities in this area can be found on our website (www.j-sainsbury.co.uk/csr).

We have achieved a number of commendations this year for our responsible business practice. In January, for the second year running, we were first in our sector in Business in the Community's Corporate Responsibility Index and ranked joint fifth overall out of 144 companies.

In February we were the only food retailer out of the 32 British companies listed in the 'Global 100's' most sustainable corporations. We were first in sector in the Dow Jones Sustainability Index and have consistently been listed in the FTSE4Good Index since it started in 2001.

In 2004/05 Sainsbury's donated £6.8 million to charitable and community projects. This included almost £4 million through food donations to charities helping the homeless. Sainsbury's is the only major food retailer to operate a food donation programme. In addition, our colleagues, customers and suppliers raised an additional £10.9 million including £1.7million for the Asian Tsunami appeal and £6.5 million for Comic Relief.

What about your non-food product offer?



TU Clothing
Our TU clothing range has received excellent reviews from fashion commentators for its style, quality and value.

General merchandise is an important part of our mix, but our focus is on providing products that customers now like and expect to find in a supermarket. We have three main areas. Our first focus is on core general merchandise which includes items such as cards, gift-wrap, music and DVDs, and which for most customers are now a normal part of the weekly grocery shop. Where space allows we will also sell clothing and homeware. We see a clear opportunity to grow sales by developing our non-food offer and these ranges are expected to deliver £700 million of the extra £2.5 billion in sales we are targeting.

In September 2004 we launched our new TU brand in clothing and updated other ranges. In our largest 158 stores, where we have the space to carry a worthwhile offer, we're selling more clothing and homeware but all our stores have a basic everyday offer. All the work we have done has been well received by customers and tells us this is the right approach.

Have customers noticed a difference?

Lots of little things can make for big change. Our customers tell us they can see the difference already. They have commented on our better pricing, improved availability of products and higher service standards. But we know that will not be enough. Customers want constant improvement and that is what we will give them.

A good example is our Sainsbury's to You home delivery service. This is an important service for our customers but we put expansion on hold while we work hard to improve our performance.



We haven't lost our passion for food

Our own label ranges have always been about giving customers outstanding quality for money. For example, we bake bread from scratch at regular intervals throughout the day to ensure customers have the freshest and tastiest products.


PANTHER

We have continued to take our responsibility seriously

The obesity debate has been mostly about the calories we take in.
As a food retailer we take this seriously. But it is also about the calories used up in exercise.
That's why we launched 'Active Kids' this year. Customers receive vouchers as they spend in our stores that can be redeemed by schools for sports equipment. Over 23,500 schools, around 75 per cent of all UK primary and secondary schools, have signed up.

This service is now fully integrated with our stores and we have made good progress, particularly on availability where, like stores, we have been able to reduce the number of products out of stock. Availability has improved by 4.5 percentage points and this is a good indication of the overall improvement being experienced by all our customers whether they shop in-store or online.

You make it sound straightforward. Does that mean the job is easy?

Making change to any business the size of Sainsbury's is a huge undertaking and a job for the medium and long-term. But, we're determined to give customers an ever-improving shopping experience while we make the necessary changes behind the scenes. That's why we have put in immediate measures such as more colleagues in store so that our offer will not be compromised while we work on longer-term solutions.

We've heard about change before. Why will this time be different?


Sainsbury's
Active Kids

Active Kids
Customers receive one voucher for every £10 they spend and bonus vouchers for fruit and vegetables.

Our plans are very different. We're focussing on improving the shopping experience for our customers so they can get all they need and want at Sainsbury's. This in turn will drive sales growth and profitability. We previously concentrated on making changes to the Company's infrastructure, often making things more difficult for customers.

We have the right management team in place and everyone at Sainsbury's is now pulling in the same direction. Colleagues have embraced the cultural changes designed to put the interests of the customer firmly at the centre of our business. We have set out a clear path that investors can judge us by. We are determined to deliver long-term sustainable profitability for Sainsbury's. What we will end up with is a Sainsbury's restored to its rightful place as a leading food retailer with a reputation for innovation and great food at fair prices.

Justin King.

Justin King Chief Executive

J Sainsbury plc: Board of Directors

□ **Philip Hampton** Chairman



Appointed 19 July 2004. Formerly Group Finance Director of Lloyds TSB Group plc (2002-04), Group Finance Director of BT Group plc (2000-02), Group Finance Director of the BG Group plc (formerly British Gas plc) (1995-2000), Group Finance Director of British Steel plc (1990-95), Executive Director of Lazards (1981-90), Non-Executive Director of RMC Group plc (2002-05). He led 'the Hampton Review' for HM Treasury. Currently a Non-Executive Director of Belgacom (the Belgian telecom group) since 2004. Age 51.

Justin King Chief Executive



Appointed 29 March 2004. Chairman of the Operating Board and Director of Sainsbury's Bank plc. Formerly Director of Food, Marks & Spencer. From 1994-2001 held senior positions at ASDA/Wal-Mart in Trading, Human Resources and Retail. Previously Managing Director of Häagen Dazs UK. Early career with Mars Confectionery and Pepsi International. Age 44.

Roger Matthews Finance Director



Appointed 15 November 1999. Member of the Operating Board and Chairman of Sainsbury's Bank plc. Formerly Group Managing Director and Finance Director of Compass Group plc (1991-99). Due to retire as Finance Director in June 2005, but remains as Chairman of Sainsbury's Bank. Age 50.

■○◆ **Jamie Dundas** Non-Executive Director



Appointed 1 September 2000. Formerly Chief Executive of MEPC plc which he joined as Finance Director in 1997, and prior to that Finance Director of the Hong Kong Airport Authority (1992-96). Non-Executive Director of Standard Chartered plc. Chairman of Macmillan Cancer Relief. Age 54.

■● **June de Moller** Non-Executive Director



Appointed 23 September 1999. Formerly a Director of Carlton Communications Plc from 1983 until January 1999 (Managing Director from 1993). Currently Non-Executive Director of Archant Limited, and London Merchant Securities plc. Age 57.

◇■ **Bob Stack** Non-Executive Director



Appointed 1 January 2005. Joined Cadbury Beverages in the US in 1990 and joined the Cadbury Schweppes plc Board in May 1996 as Group Human Resources Director. In March 2000 he was appointed Chief Human Resources Officer and took on responsibility for communication and external affairs in addition to Human Resources. Age 54.

■● **Gary Hughes** Non-Executive Director



Appointed 1 January 2005. Finance Director of Emap plc until 23 May 2005. Prior to this he was Group Finance Director of SMG plc, Deputy Finance Director of Forte plc and held a number of senior management positions with Guinness plc. Age 43.

◆■ **Bridget Macaskill** Non-Executive Director



Appointed 1 February 2002. Currently Non-Executive Director of Prudential plc since September 2003. Formerly Chairman and Chief Executive Officer of OppenheimerFunds and Non-Executive Director of Prudential plc (1999-2001) and Hillsdown Holdings plc (1989-1991). Age 56.

Darren Shapland Chief Financial Officer



Joins Board and Operating Board on 1 August 2005. Group Finance Director of Carpetright plc 2002 to date. Formerly Finance Director of Superdrug Stores plc (2000-02). Between 1988-2000 carried out a number of positions at Arcadia plc (formerly Burton Group) including Joint Managing Director, Arcadia Home Shopping; Finance Director of Arcadia brands; Finance Director, Top Shop/Top Man (Burton Group) and Director of Supply Chain Programme, (Burton Group). Age 38.

Key to Committee Members

■ Nomination Committee
● Audit Committee
◆ Remuneration Committee
□ ○ ◇ Denotes Chairman of Committee

Lord Sainsbury of Preston Candover KG
Life President

Sainsbury's Supermarkets: Operating Board



The Operating Board is responsible for the day-to-day running of the company. The Chief Executive and the Finance Director are also part of this team.

1 Ken McMeikan
Retail Director appointed to the Operating Board in February 2005. Ken joined Sainsbury's from Tesco plc where he worked for 14 years. He was appointed Chief Executive for Tesco Japan having previously been appointed Chief Executive of Admin Stores following its acquisition by Tesco. Before joining Tesco he worked for Sears plc for four years.

2 Mike Coupe
Trading Director appointed to the Operating Board in October 2004. Joined Sainsbury's from Big Food Group where he was a Board Director of Big Food Group plc and Managing Director of Iceland Food Stores. Previously worked for both Asda and Tesco plc.

3 Gwyn Burr
Customer Services Director. Joined the Operating Board in 2004. Gwyn has over 20 years business experience, including five with Nestle Rowntree and over 13 with Asda/Wal-Mart. At Asda, she held various Board level positions across Own Brand, Marketing, Customer Service and Retail.

4 Tim Pile
Chief Executive Officer of Sainsbury's Bank. Appointed January 2002 and joined the Operating Board in May 2004. Tim joined Sainsbury's from Alliance & Leicester where he had been for five years, firstly as Marketing and Sales Director and then as Director, Business Strategy & Marketing. Prior to this, worked for Lloyds TSB.

5 Hamish Elvidge
Director of Change appointed to the Operating Board when it was formed in May 2004. Prior to that was appointed to the Board of Sainsbury's Supermarkets Ltd in February 1997. Hamish has worked within Sainsbury's since 1980. His duties have included Finance Director of Sainsbury's Supermarkets and Director of Finance and IT Systems at Savacentre.

6 Jim McCarthy
Managing Director of Convenience. Appointed to the Operating Board in June 2004. Since February 2003 he has been a Non-Executive Director of Dawson Holdings plc. He has over 30 years experience in retailing with Tesco plc, T&S Stores Plc where he was Chief Executive, Next Plc, and the Birmingham Post and Mail where he was Managing Director of their retail estate.

7 Justin King
See page 20.

8 Roger Matthews
See page 20.

9 Imelda Walsh
HR Director since October 2001 and appointed to the Operating Board when it was formed in May 2004. Before this was a member of the Board of Sainsbury's Supermarkets Ltd from March 2003. Prior to joining Sainsbury's, worked as the HR Director for Barclays Retail Financial Services. Previous roles within the Barclays Group include Group Employee Policy and Planning Director, HR Director, Corporate Banking and Group HR Development Director. Previously worked for Coca Cola and Schweppes Beverages.

10 Tim Fallowfield
Company Secretary since 2001. Tim joined from Exel plc, (formerly NFC plc), the global logistics company where he was Company Secretary and Head of Legal Services (1994 - 2001). Prior to this worked at Clifford Chance and is a qualified solicitor.

11 Lawrence Christensen CBE
Supply Chain Director. Appointed to the Operating Board in September 2004. Lawrence was previously Group Operations Director for Safeway having been appointed to its Board in 1987 as Logistics Director. Lawrence joined Safeway (then Cavenham Foods) in 1974 as Distribution Controller; Cavenham was acquired by Argyll the founding company of Safeway.

Contents

The financial year ended 26 March 2005 was a period of major change and transition across the Group. The key events described below had a material impact on the financial results of the business:

- **The sale of Shaw's Supermarkets in the United States on 30 April 2004. This resulted in a profit on disposal of £275 million and a subsequent return of capital to shareholders of 35 pence per share. This allowed the focus of management and financial resources on growing the UK supermarket business and strengthening its market position.**
- **Pursuing a sales-led recovery through investment in the customer offer, in particular through lower prices, the recruitment of 3,000 additional colleagues into stores and investment in supply chain and store practices to improve availability. This has resulted in significantly lower operating profit and margins in an increasingly competitive food retailing market.**
- **The Business Review, announced on 19 October 2004, identified exceptional costs estimated at £550 million. These costs are now estimated to total £560 million, with £510 million charged in the year ended 26 March 2005 and an estimated £50 million which will be incurred in the new financial year.**

Profit and loss account

Group sales, including VAT, from continuing operations increased by 5.5 per cent to £16,364 million (2004: £15,517 million). Underlying Group profit before tax, exceptional items and amortisation of goodwill was £254 million (2004: £675 million). Profit before tax and after exceptional items and amortisation of goodwill was £15 million (2004: £610 million).

	2005 £m	2004 £m	Increase/ (decrease) %
Sales[1]			
Continuing operations	**16,364**	15,517	5.5
Discontinued operations	**209**	2,722	
	16,573	18,239	(9.1)
Underlying operating profit[2]			
Continuing operations[3]	**334**	590	(43.4)
Discontinued operations[4]	**11**	145	
Underlying operating profit	**345**	735	(53.1)
Net interest payable	**(92)**	(60)	
Share of profit in joint ventures	**1**	–	
Underlying profit before tax[5]	**254**	675	
Exceptional operating costs	**(507)**	(68)	
Amortisation of goodwill	**(5)**	(11)	
Non-operating exceptional items[6]	**273**	14	
Profit before tax	**15**	610	(97.5)
Tax	**50**	(206)	
Profit after tax	**65**	404	
Equity minority interest	**(4)**	(8)	
Profit for the year	**61**	396	(84.6)
Underlying earnings per share[7]	**9.0p**	23.4p	
Basic earnings per share	**3.5p**	20.7p	
Equity dividend per share	**7.80p**	15.69p	

1 Includes VAT at Sainsbury's Supermarkets of £1,162 million (2004: £1,077 million) and sales tax at Shaw's Supermarkets of £2 million (2004: £21 million).
2 Before exceptional operating costs of £507 million (2004: £68 million) and amortisation of goodwill of £5 million (2004: £11 million). Including these items, operating loss was £167 million (2004: operating profit of £656 million).
3 Before exceptional operating costs of £507 million (2004: £68 million) and amortisation of goodwill of £4 million (2004: £nil).
4 Before amortisation of goodwill of £1 million (2004: £11 million).
5 Before exceptional items of £234 million (2004: £54 million) and amortisation of goodwill of £5 million (2004: £11 million).
6 Comprise a profit on disposal of properties of £21 million (2004: £17 million) and a profit of £252 million on disposal of operations in 2005 (2004: loss of £3 million).
7 Underlying earnings per share is defined in note 12 on page 58.

Results

Sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

	Sales[1] 2005		Underlying operating profit[2] 2005	
	£m	% change	£m	% change
Continuing operations				
Food retailing – UK	16,076	5.1	321	(43.1)
Financial services – UK	288	30.9	13	(50.0)
Total continuing operations	16,364	5.5	334	(43.4)
Discontinued operations	209	(92.3)	11	(92.4)
Total	16,573	(9.1)	345	(53.1)

1 Includes VAT at Sainsbury's Supermarkets of £1,162 million and sales tax at Shaw's Supermarkets of £2 million.
2 Before exceptional operating costs and amortisation of goodwill.

Sainsbury's Supermarkets

Sales (including VAT) increased by 5.1 per cent to £16,076 million (2004: £15,297 million) reflecting a significant contribution from petrol and new space. Like-for-like sales performance (Easter adjusted and excluding petrol) was down 0.4 per cent for the year. However, the year finished with a more positive sales performance, achieving like-for-like sales growth of 1.7 per cent (Easter adjusted and excluding petrol) in Quarter Four, as previously reported, reflecting the improving customer offer and better execution of seasonal events.

Sainsbury's Supermarkets

	2005	2004
Sales[1]	£16,076m	£15,297m
Underlying operating profit[2]	£321m	£564m
Number of stores		
Supermarkets	465	447
Convenience	262	136
Sales area (000's sq ft)		
Supermarkets	15,799	15,231
Convenience	571	339
Full-time employees	49,000	45,000
Part-time employees	104,000	102,000

1 Includes VAT of £1,162 million (2004: £1,077 million).
2 *Before exceptional operating costs of £507 million (2004: £68 million) and amortisation of goodwill of £4 million (2004: £nil).*

Store estate development. A net total of 800,000 square feet of new floor space was added during the year, an increase of 5.1 per cent. The UK store portfolio was strengthened by opening 20 new supermarkets, including 14 from Morrisons (13 Safeway branded and one Morrisons), and refurbishing or extending a further 12.

The Group's position in the UK convenience market was strengthened by the acquisition of 114 Jacksons and six Beaumonts convenience stores to complement the acquisition of Bells stores the previous year. Sixteen new convenience stores were opened during the year whilst 12 were announced for closure as part of the Business Review. This resulted in a portfolio of 262 convenience stores at the end of the financial year with a market share of approximately two per cent.

Profitability. Gross margin during the year was affected by the acceleration in the investment in the customer offer. A significant investment has been made in price as evidenced by 6,000 lower prices than a year ago and the re-launch of the low price 'Basics' range. In addition, investment in quality and service resulted in the re-launch of the 'Taste the Difference' and convenience ranges and the recruitment of 3,000 additional colleagues into stores. The plans announced in October 2004 identified further investment in the customer offer of at least £400 million over the next three years to drive a sales-led recovery.

Underlying operating costs increased year-on-year. There were specific increases in wastage, supply chain, in-store labour and performance bonus costs to support the drive for improved product availability and customer service. Property costs have increased due to store estate development during the financial year and higher depreciation as a result of prior year capital expenditure.

Sainsbury's to You – our home delivery service – reduced its operating loss during the year. Sales decreased year-on-year as the focus for the year has been on improving service rather than growing sales. Cost efficiencies were delivered from the closure of the Park Royal picking centre and bringing the delivery operation in-house.

Sainsbury's Supermarkets' underlying operating profit reduced significantly to £321 million (2004: £564 million). Underlying operating margins (VAT inclusive) for the year decreased to 2.0 per cent from 3.7 per cent.

Sainsbury's Bank

Profits at Sainsbury's Bank were below plan despite continued growth in customers and net income growth of 24 per cent over the previous year.

Operating profit reduced significantly during the year to £13 million (2004: £26 million) due to a combination of lower than forecast income growth, the high levels of asset growth and above forecast provisioning for bad and doubtful debt.

Sainsbury's Bank has seen continued growth in customer accounts (now well over two million and up 23 per cent on the year), unsecured lending balances ahead of forecast (cards up 48 per cent and loans up 23 per cent over the last year) and income. However, net income was lower than expected as a result of margin pressures on new business in a very competitive market, higher funding costs associated with the asset growth and income deferral on credit cards due to the introductory offer of zero per cent interest for 12 months on purchases.

The provision for bad debt charged to the profit and loss account increased to £64 million (2004: £29 million). A significant part of this increase was anticipated and planned due to the high volume of business written in 2004 and the normal time lag associated with maturing debt written in 2002 and 2003. However, there were additional increases due to external factors, including interest rate increases, which resulted in credit performance issues in business written in prior years.

A prudent approach to provisioning has been maintained. The bad debt charge represents 2.8 per cent of average unsecured lending balances (2004: 1.9 per cent), which continues to benchmark well against the industry, as does the quality of assets.

An increasingly cautious approach to the unsecured lending market and credit experience has led to a tightening of lending criteria during the year which we are confident will result in a further improvement in the quality of assets going forward.

Sainsbury's Bank will continue its growth strategy with a greater emphasis on insurances and commission based income.

Shaw's Supermarkets delivered an underlying operating profit performance of £11 million prior to the completion of its sale to Albertson's Inc. on 30 April 2004.

Net interest payable of £92 million was an increase over the previous year (2004: £60 million), due to a lower level of capitalised interest at £5 million (2004: £26 million) together with the impact of the purchase of IT assets in February 2004 and corporate activity during the year. The decrease in capitalised interest reflects low levels of property development following the disposal of JS Developments last year.

Exceptional items

Total exceptional items for the year were £234 million (2004: £54 million) reflecting the Business Review operating exceptionals partially offset by the profit on the sale of Shaw's and property profits.

	2005 £m	2004 £m
Exceptional operating costs		
Business Transformation Programme costs	**(22)**	(59)
Business Review costs[1]	**(485)**	–
Safeway bid costs	**–**	(9)
Exceptional operating costs	**(507)**	(68)
Non-operating exceptional items		
Profit/(loss) on disposal of operations		
Shaw's Supermarkets	**275**	–
Other previously discontinued operations	**(23)**	(3)
Profit/(loss) on sale of properties		
Sainsbury's Supermarkets	**21**	18
Shaw's Supermarkets	**–**	(1)
Non-operating exceptional items	**273**	14
Total exceptional items	**(234)**	(54)

1 Business Review exceptional costs charged in 2004/05 total £510 million of which £25 million has been charged to property profits.

Exceptional operating costs

Exceptional operating costs include £22 million relating to the conclusion of the Business Transformation Programme and Business Review exceptional costs.

The Business Review announced on 19 October 2004 identified costs to be treated as exceptional operating items due to their size and non-recurring nature. These primarily relate to the write-off of redundant information technology assets, the write-off of redundant automated equipment in the new distribution centres, employee-related reorganisation costs, a write-down in the carrying value of stock and property costs associated with store closures and development sites.

Total Business Review costs for the year were £510 million, including £25 million treated as non-operating property write-downs as shown in the table below:

	2005 First half £m	2005 Second half £m	**2005 Full year £m**	2006 Latest estimate £m	2006 Two year total £m	Interim estimate £m
IT systems	145	–	**145**	–	145	145
Employee-related	–	41	**41**	40	81	90
Stock	77	13	**90**	–	90	77
Supply chain	119	–	**119**	–	119	119
Property	39	36	**75**	–	75	73
Other	21	(6)	**15**	10	25	21
Total operating exceptionals	401	84	**485**	50	535	525
Property write-downs	25	–	**25**	–	25	25
	426	84	**510**	50	560	550

In total, Business Review exceptional costs are estimated to be £560 million, £10 million higher than anticipated in October 2004, caused mainly by higher stock charges offset by a reduction in the employee-related provision. £510 million was charged in the year ended 26 March 2005 and it is estimated that £50 million of additional costs will be incurred in the new financial year.

A significant proportion of these exceptional costs are of a non-cash nature. The impact on cash flow in the year ended 26 March 2005 was £14 million, with a further estimated impact of £80 million in the new financial year.

Non-operating exceptional items

Surplus properties were sold in the year generating total cash proceeds of £266 million and a property profit of £21 million. This included the profit of £56 million on the development and sale of non-food retail outlets on the London Colney site, a £25 million write-down as a result of the Business Review and a net loss of £10 million on other property transactions, including the sale of over 40 non-trading properties in the UK.

The Shaw's sale was completed on 30 April 2004 for a total consideration of $2,475 million, realising an exceptional profit on disposal of £275 million. This profit was partially offset by £23 million of adjustments relating to prior disposals.

Taxation

The Group's tax credit was £50 million (2004: charge of £206 million). The effective underlying rate was 36.2 per cent (2004: 32.4 per cent) before exceptional items and amortisation of goodwill. The underlying rate exceeded the nominal rate of UK corporation tax principally due to the lack of effective tax relief on depreciation of UK retail properties. The tax credit arose from the effect of the exceptional costs, which were predominantly allowable tax deductions.

Earnings per share and dividends

Underlying Group earnings per share before exceptional items and amortisation of goodwill decreased by 62 per cent to 9.0 pence (2004: 23.4 pence). Basic earnings per share decreased by 83 per cent to 3.5 pence (2004: 20.7 pence).

A final dividend of 5.65 pence per share is proposed. The total proposed dividend for the year is 7.8 pence, which represents a decrease of 50 per cent on last year, as indicated in the Business Review announcement. The reduction in dividend reflects the reduction in underlying earnings per share. The medium term objective is to restore dividend cover (calculated as underlying post tax earnings divided by dividends) to at least 1.5 times.

Acquisitions and disposals

The Group made a number of acquisitions and disposals during the year.

Disposal of Shaw's

The US supermarkets business Shaw's Supermarkets was sold to Albertson's Inc. on 30 April 2004 for a total consideration of $2,475 million, including $368 million in assumed lease liabilities. The Group received proceeds, net of expenses, of £1,170 million and a profit of £275 million was realised on the sale.

Following the sale of Shaw's, Sainsbury's proposed a return of capital of 35 pence per share, which equated to £680 million. Total capital returned to shareholders by 26 March 2005 amounted to £659 million, of which £112 million was by way of dividend and £547 million was share redemption. There remains a further 62 million B shares valued at £21 million to be redeemed at a future date.

A total of 320 million deferred shares, created by shareholders taking the initial dividend, were redeemed and cancelled by the Company at the close of business on 13 May 2005 for a total consideration of one pence.

In addition to the return of capital, there was a consolidation of Sainsbury's ordinary shares. For every eight existing ordinary shares of 25 pence held at the close of business on 16 July 2004, shareholders received seven new ordinary shares of 28 4/7 pence. As a result, the number of ordinary shares in issue reduced from 1,943 million to 1,700 million.

Acquisitions

Supermarkets

i. The acquisition of 14 stores from Morrisons in May 2004, comprising 13 Safeway branded stores and one Morrisons store. These stores, located primarily in the Midlands and the north of England, were all successfully converted and customers are responding positively to the new offer.

ii. The acquisition of two stores from Somerfield located in Bridgnorth and Guisborough.

Convenience

iii. In August 2004, the Group acquired Jacksons Stores Ltd with 114 neighbourhood convenience stores located across Yorkshire and the North Midlands. Two pilot stores were converted to a dual-branded format and are delivering volume uplifts in excess of 15 per cent. A further 50 conversions are planned in the new financial year.

iv. The acquisition of JB Beaumont Ltd in November 2004, a convenience store operator with six stores in the East Midlands.

Sainsbury's Bank – Balance sheet presentation

The presentation of the Group's results has been revised to ensure that the financial statements more closely reflect the requirements of Schedule 4 to the Companies Act 1985. This change relates to the presentation of the current assets, liabilities and cash of Sainsbury's Bank within the Group balance sheet. This is a change in presentation only.

The assets, liabilities and cash of Sainsbury's Bank are now presented within the Group's asset, liability and cash classifications. In previous periods, these were reported separately to the assets and liabilities of the rest of the Group, both on the face of the balance sheet and within the notes to the financial statements.

Prior year figures have been restated on a comparable basis. This has had the effect of reducing opening net debt at 27 March 2004 by £51 million to £2,037 million.

Cash flow

Summary cash flow	2005 £m	Restated[1] 2004 £m
Operating cash inflows	**936**	869
Group net interest	**(80)**	(88)
Taxation	**(71)**	(183)
Equity dividends	**(254)**	(300)
Payments for fixed assets	**(407)**	(801)
Purchase of IT assets	**-**	(187)
Sale of fixed assets	**266**	152
Payments for intangible assets	**(4)**	-
Free cash flow[2]	**386**	(538)
Non-equity dividends	**(113)**	-
Purchase of Safeway stores	**(313)**	-
Cash outflow before sale and purchase of businesses	**(40)**	(538)
Acquisitions and disposals	**1,018**	129
Net cash inflow/(outflow) before financing	**978**	(409)
Issue of ordinary share capital	**5**	16
Capital redeemed	**(547)**	-
Capital redemption expenses	**(2)**	-
Sainsbury's Bank minority shareholder investments	**-**	4
Non-cash movements	**206**	(273)
Movement in net debt	**640**	(662)
Net debt	**(1,397)**	(2,037)

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1 on page 52).

2 Free cash flow is before the purchase of Safeway stores, payment of non-equity dividends and acquisitions and disposals.

The net debt position improved significantly, reducing by £640 million to £1,397 million. Excluding Sainsbury's Bank, net debt reduced by £615 million to £1,473 million. This was as a result of positive free cash flow[2] during the year of £361 million (excluding Sainsbury's Bank) and through the retained proceeds, of £254 million, from the sale of Shaw's. The proceeds received from the sale of Shaw's were used to repay capital to shareholders, invest in the growth of the UK business and reduce net debt.

Operationally, lower profits were offset by lower capital expenditure, improved working capital and higher disposal proceeds amounting to £266 million (2004: £152 million) from the sale of surplus non-trading properties.

Sainsbury's Supermarkets' working capital improved significantly year-on-year, which contributed to an operating cash inflow (excluding Sainsbury's Bank) of £911 million (2004: £847 million), in part helped by underlying improvements in stock and creditors but also relating to the timing of Easter falling at the year-end. In addition, cash exceptionals relating to the Business Review, estimated at £80 million, will now be incurred in the new financial year. Eliminating these timing differences, underlying net debt at 26 March 2005 (excluding Sainsbury's Bank) is estimated to be between £1.6 billion and £1.7 billion.

Treasury management

Treasury policies are reviewed and approved by the Board. The Chief Executive and Finance Director have joint delegated authority from the Board to approve finance transactions up to £300 million.

The central treasury function is responsible for managing the Group's liquid resources, funding requirements and interest rate and currency exposures. Group policy permits the use of derivative instruments but only for reducing exposures arising from underlying business activity and not for speculative purposes. Disclosures regarding derivatives and other financial instruments are contained in note 24 on page 66.

Financial instruments

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks associated with its sources of finance. Various other financial instruments e.g. trade debtors, trade creditors, accruals and prepayments also arise out of the Group's commercial operations.

The Group finances its operations by a combination of bank loans, commercial paper, notes and bonds issued in the capital markets, leases, share capital and cash generated by operating subsidiaries. Borrowings are concentrated in the parent company and are lent to operating subsidiaries on commercial terms. The Group borrows in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired currency and interest rate profile. The derivatives used for this purpose are interest rate swaps and options cross currency swaps and forward contracts. The main risks arising from the Group's use of financial instruments include interest and exchange rate risk, liquidity risk and credit risk.

Interest rate risk

Exposure to interest rate fluctuations is managed through the use of interest rate swaps and options. The Group's objective is to minimise interest rate volatility and cost by holding a proportion of the Group's net debt at fixed or capped rates of interest. Group policy allows the proportion of fixed rate borrowings to range between 20 per cent and 80 per cent of net debt versus a performance benchmark of one third. As at 26 March 2005, after taking into account the effect of swaps, the proportion of the Group's net debt at fixed rates of interest was 25 per cent (2004: 33 per cent) and the average period for which the fixed rate financial liabilities were fixed declined to 2.5 years (2004: 6.1 years) due to the sale of Shaw's and its associated long-dated finance leases.

Currency risk

The Group incurs currency exposure in respect of overseas trade purchases made in currencies other than sterling. The Company employs a programme of forward contracts to reduce the exchange rate risk associated with these purchases, which may be either contracted or not contracted. Gains and losses on these contracts are deferred until recognition of the purchase, which is normally within one year.

Liquidity risk

Exposure to liquidity risk is managed by pre-funding of cash flow, maintaining a diversity of funding sources and spreading debt repayments over a range of maturities.

The Group's traditional debt raising operations are sourced through the Company's €1 billion Euro Commercial Paper programme and £2.5 billion Euro Medium Term Note programme. Contingent liquidity is maintained through a new £600 million syndicated bank facility, negotiated in February 2005, maturing 2010 and £100 million of bilateral credit facilities, with 12-month term-out options, maturing 2005. As at 26 March 2005 there were no drawings under these facilities (2004: £nil).

Group policy requires that not more than 25 per cent of borrowings should mature in any one financial year. The repayment analysis of the Group's borrowings is set out in note 24 on page 66. As at 26 March 2005 the weighted average maturity of the Group's borrowings was 8.3 years (2004: 8.6 years).

Credit risk

Credit risk is managed by limiting credit exposures to banks or financial institutions with A1/P1 credit ratings. Counterparty positions are monitored on a regular basis and dealing activity is controlled through the use of dealing mandates and the operation of standard settlement instructions.

Sainsbury's Bank

Treasury operations in respect of Sainsbury's Bank are managed separately through HBoS, the minority interest shareholder. Sainsbury's Bank does not undertake any trading activities and only uses derivative instruments to hedge risk. Credit limits have been established for all counter-parties and these are reviewed and approved by Sainsbury's Bank's Board and the Risk Management Committee, a subcommittee of the Board. Details of Sainsbury's Bank's interest rate re-pricing gap are set out in note 24 on page 66.

Credit rating

The decline in market share and lower profits in the UK business in an increasingly competitive market resulted in downgrades in 2004 of the Company's long-term and short-term senior unsecured credit ratings to BBB- (negative outlook) and A-3 respectively with Standard & Poors and Baa3 (negative outlook) and Prime-3 respectively with Moody's Investors Service. Rating improvements in the future are likely to be dependent on delivering market share improvements through better execution of the customer offer and, over time, stronger credit metrics.

Balance sheet

Shareholders' funds decreased by £644 million to £4,374 million and net debt improved by £640 million to £1,397 million in the year, decreasing gearing to 32 per cent (2004: 41 per cent). Return on Group capital employed decreased from 10.1 per cent to 4.9 per cent in the year reflecting lower operating profit performance and the sale of Shaw's.

Summary balance sheet	2005 £m	Restated[1,2] 2004 £m
Fixed assets	**7,299**	8,452
Stock	**559**	753
Debtors and other assets	**3,063**	2,740
Cash and current asset investments	**697**	562
Debt	**(2,094)**	(2,599)
Net debt	**(1,397)**	(2,037)
Other creditors and provisions	**(5,065)**	(4,809)
Net assets	**4,459**	5,099
Shareholders' funds	**4,374**	5,018
Minority interest	**85**	81
Capital employed	**4,459**	5,099

1 Restated for change in accounting policy in accordance with UITF Abstract 38 – Accounting for ESOP Trusts (see note 1 on page 52).

2 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1 on page 52).

Contingent liability

Contingent liabilities are set out in note 32 on page 76. HM Revenue and Customs have challenged the way that Sainsbury's Supermarkets accounts for VAT on the Nectar rewards redeemed in stores by customers. Professional advice has been taken which suggests that current treatment is correct. The possible total liability at 26 March 2005 is £22 million (2004: £14 million) and was not provided for in the accounts as it is considered unlikely to arise.

Group capital expenditure

Group capital expenditure reduced in the year to £797 million (2004: £838 million). Sainsbury's Supermarkets' capital expenditure was £457 million (2004: £572 million) excluding the acquisition of Safeway stores, a reduction of £115 million over the previous financial year. This capital expenditure included £128 million (2004: £178 million) on new stores and £82 million (2004: £141 million) on extensions and refurbishments.

Group capital expenditure is forecast to be in the region of £550 million in the financial year ending March 2006.

Pensions

The Board has previously taken actions to address deficits on the pension schemes by closing the defined benefit schemes to new members, offering colleagues the choice of maintained contributions in a career average defined benefits arrangement or higher colleague contributions in a final salary defined benefits arrangement and by increasing the total UK contributions from £55 million in 2001 to £98 million in 2005. An actuarial valuation of the UK defined benefit pension schemes at 29 March 2003 indicated a deficit of £161 million.

At 26 March 2005, the notional net deficit (after deferred tax), as disclosed under FRS 17, on the defined benefit pension schemes was £346 million (2004: £441 million). The FRS 17 deficit valuation is volatile and particularly sensitive to both stock market movements and changes to the AA corporate bond discount rate. A 10 basis point variation in this discount rate would impact the deficit by £87 million.

The Group is not currently required to account for the profit and loss effect of FRS 17. If the Group were to do this today, however, the profit before tax charge would reduce by £10 million.

Accounting policies

Accounting adjustments were made to bring the Group in line with the latest guidance issues in relation to UITF Abstract 38 – Accounting for ESOP Trusts and UITF Abstract 17 – Accounting for Employee Share Schemes. The impact of these changes was a reduction in shareholders' funds in 2005 of £85 million (2004: prior period adjustment of £86 million). See note 1 on page 52.

The presentation of the Group's results has been restated for a change in classification of Sainsbury's Bank's assets, liabilities and cash. See note 1 on page 52.

International Financial Reporting Standards ('IFRS')

The Group will adopt IFRS for financial reporting in the year ending March 2006. It is estimated that the adoption of IFRS will have a small adverse impact on reported profit after tax, estimated to be between £nil and £10 million for the year ended 26 March 2005. This impact excludes the effect of IAS 32 and IAS 39 – the Group has elected to take a one-year exemption in implementing these standards as allowed under IFRS. The IFRS adjustments will have no impact on cash flow. The accounts for the year ended 26 March 2005 will also be restated under IFRS and will be available on 16 June 2005.

Shareholder return

The share price increased from 261 pence at the start of the financial year to 293 pence at 26 March 2005 moving within a range of 242 pence to 302 pence. The Group's equity market capitalisation at 26 March 2005 was £5 billion.

Total shareholder return (the increase in the value of a share, including reinvested dividend, based on the average share price for the three months ended 26 March 2005 compared with the equivalent period in 2004) was positive 2.6 per cent and under-performed an equivalent investment in the FTSE 100 Index by 11.6 per cent.

The Directors present their report and audited financial statements for the 52 weeks to 26 March 2005.

Principal activities and review of performance

The Company's principal activities are grocery and related retailing and financial services. A review of the performance of the Company and its principal operating subsidiaries during the period is set out in the Operating and financial review on pages 23 to 28 of this Report.

Dividends

The Directors recommend the payment of a final dividend of 5.65 pence per share (2004: 11.36 pence), making a total dividend for the year of 7.8 pence per share (2004: 15.69 pence). Subject to shareholders approving this recommendation at the Annual General Meeting ('AGM'), the dividend will be paid on 22 July 2005 to shareholders on the register at the close of business on 27 May 2005.

Changes to the Board

Philip Hampton was appointed Chairman on 19 July 2004 and Gary Hughes and Bob Stack were appointed Non-Executive Directors on 1 January 2005. On 14 March 2005 it was announced that Darren Shapland was to be appointed Chief Financial Officer and he will take up the position on 1 August 2005, succeeding Roger Matthews who will retire on 24 June 2005.

The following Directors left the Board during the year:

Stuart Mitchell	19 May 2004
Sara Weller	19 May 2004
Sir Peter Davis	1 July 2004
Keith Butler-Wheelhouse	17 September 2004
Lord Levene of Portsoken	17 September 2004

In accordance with the Articles of Association, Bridget Macaskill will retire by rotation at the AGM and will seek re-election. Philip Hampton, Gary Hughes and Bob Stack, who were appointed since the last AGM, will also retire and seek re-election. Full biographical details of the current Directors are set out on page 20.

Annual General Meeting

The AGM will be held at 11.00am on Wednesday 13 July 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Chairman's letter and the Notice of Meeting accompany this Report, together with notes explaining the business to be transacted at the meeting.

At the meeting, resolutions will be proposed to declare a final dividend, receive the Report and Accounts and approve the Remuneration Report, to re-elect Directors and to re-appoint PricewaterhouseCoopers LLP as Auditors. In addition, shareholders will be asked to approve the new Long Term Incentive Plan, renew the general authority of the Directors to issue shares (together with the authority to issue shares without applying the statutory pre-emption rights) and authorise the Company to make market purchases of its own shares. No such purchase has been made during the last financial year.

Other resolutions propose the renewal of the authority to make 'political donations' as defined by The Political Parties, Elections and Referendums Act 2000, and amendments to the Company's Memorandum and Articles of Association to reflect recent legislation which permits companies to indemnify directors in certain circumstances.

Share capital

Ordinary shares

At the Extraordinary General Meeting held on 12 July 2004, shareholders approved a return of capital, by way of a B share scheme, of 35 pence for each issued ordinary share held at the close of business on 16 July 2004, and the consolidation of ordinary shares on the basis of seven new ordinary shares for eight ordinary shares then existing.

On 19 July 2004, 1,943,173,266 ordinary shares of 25 pence per share were consolidated into 1,700,276,607 new ordinary shares of 28$\frac{4}{7}$ pence per share.

The changes to the issued share capital are shown in note 27 on page 71.

B shares

A total of 1,943,173,266 B shares were issued on 19 July 2004. Shareholders owning 320,050,073 B shares elected to receive the initial dividend payment and these shares were subsequently converted to deferred shares. 1,507,111,647 B shares were immediately redeemed by shareholders and the B shares were cancelled.

On 18 January 2005, 54,395,702 B shares were redeemed leaving a balance of 61,615,844 in issue. The next redemption date when shareholders may choose to redeem their B shares is 18 July 2005. The final redemption date for B shares is 18 July 2007.

Deferred shares

The 320,050,073 deferred shares created on 19 July 2004 by shareholders taking the initial dividend of 35 pence per share were redeemed and cancelled by the Company at the close of business on 13 May 2005 for a total consideration of one pence in accordance with the terms and conditions of the Return of Capital circular issued to shareholders in June 2004.

Major interests in shares

As at 17 May 2005, the Company had been advised of the following notifiable interests in its shares:

Judith Portrait is a trustee of various settlements, including charitable trusts and the blind trust for Lord Sainsbury of Turville. As at 17 May 2005, notified holdings of these trusts amounted to 20 per cent of the Company's issued share capital.

As at 17 May 2005, the notifiable interests, held beneficially and as trustees of charitable and other trusts, of Lord Sainsbury of Preston Candover KG, the Hon Simon Sainsbury, the Rt Hon Sir Timothy Sainsbury and Lady Sainsbury, the wife of Sir Timothy Sainsbury, were 4 per cent, 3 per cent, 3 per cent and 3 per cent respectively.

All of the above disclosures include duplication.

As at 17 May 2005, Brandes Investment Partners L.L.C. held a notifiable interest of 11 per cent and Legal and General Group plc held a notifiable interest of 3 per cent.

Going concern

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Directors' interests

The beneficial interests of the Directors and their families in the shares of the Company are shown on page 45. During the year, no Director had any material interest in any contract of significance to the Group's business.

Market value of properties

The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £5 billion by a considerable margin.

Employees, social responsibility and the environment

Sainsbury's has a strong record in its commitment to Corporate Responsibility, which is an everyday part of how the Company does business. During the year, as well as ranking 1st in Sector in the Business in the Community Corporate Responsibility Index, the Company received a number of commendations for responsible business practice as referred to on page 15. The Company's Corporate Responsibility Report, which is published on the Internet (www.j-sainsbury.co.uk/csr) provides a comprehensive statement on Corporate Responsibility and describes the Company's policies in relation to customers, colleagues, suppliers, investors, the community and the environment.

The Company has well developed policies for fair and equal treatment of all employees, employment of disabled persons and colleague participation.

The Company's interim and annual results are presented to all senior management and are communicated to all colleagues.

Colleagues have always been encouraged to hold shares in the Company and over 53,000 colleagues are shareholders directly or through the Profit Sharing Scheme Trust, the Commitment Shares Plan Trust or the Sainsbury's Share Purchase Plan Trust.

Policy on payment of creditors

The policy of the Company and its principal operating companies is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms on the timely submission of satisfactory invoices. The Company is a holding company and therefore has no trade creditors. Statements on the operating companies' payment of suppliers are contained in their accounts.

Donations

During the year, donations to the value of £6.8 million (2004: £6.1 million) were made to UK charitable organisations and local community projects. Sainsbury's colleagues, customers and suppliers also raised £10.9 million for charitable purposes through events supported by the Company, including Comic Relief and the Asian Tsunami Appeal. There were no political donations.

By order of the Board

Tim Fallowfield
Company Secretary
17 May 2005

Subsequent announcement of Board changes

It was subsequently announced that June de Moller has indicated her intention to retire from the Board in September 2005, when she will have served two three-year terms as a Non-Executive Director.

It was also announced that Bridget Macaskill has indicated her intention to retire from the Board. In order to ensure continuity and succession planning she has agreed to remain on the Board for a further year. She puts herself forward for re-election at the 2005 AGM on this basis.

The following sections explain how the Company applies the principles and supporting principles of the Combined Code on Corporate Governance (the 'Code').

The Board

The Board is chaired by Philip Hampton who was appointed Chairman on 19 July 2004. At the year-end, the Board consisted of two Executive Directors and five Non-Executive Directors, in addition to the Chairman. Bob Stack, Chief Human Resources Officer at Cadbury Schweppes plc, joined the Board as a Non-Executive Director and Chairman of the Remuneration Committee on 1 January 2005. Gary Hughes, currently Group Finance Director of Emap plc, was also appointed as a Non-Executive Director on that date. He joined the Audit Committee and it is intended that he will become its Chairman towards the end of the calendar year, succeeding Jamie Dundas in that role.

On 5 October 2004 it was announced that Roger Matthews, Finance Director, had decided to retire from the Board and he will do so on 24 June 2005. On 14 March 2005 it was announced that Darren Shapland had been appointed Chief Financial Officer and he will join the Company and the Board on 1 August 2005.

Biographical details of the Directors, including Darren Shapland, are set out on page 20. The other changes to the composition of the Board are described in the Report of the Directors on page 29.

The Board held nine scheduled meetings during the year, including a strategy conference, and has visited the Newbury store. The Board held a number of additional meetings as shown below.

Division of responsibilities

There is a clear division of responsibilities between the Chairman and the Chief Executive which is set out in writing and has been approved by the Board. Philip Hampton is responsible for leadership of the Board, setting its agenda and monitoring its effectiveness. He ensures effective communication with shareholders and that the Board is aware of the views of major shareholders. He facilitates both the contribution of the Non-Executive Directors and constructive relations between the Executive and Non-Executive Directors. He ensures that the Chief Executive develops a strategy which is supported by the Board as a whole. Justin King is responsible for formulating strategy and for its delivery once agreed by the Board. He creates a framework of strategy, values, organisation and objectives to ensure the successful delivery of key targets, and allocates decision making and responsibilities accordingly. He takes a leading role, with the Chairman, in the relationship with all external agencies and in promoting Sainsbury's.

Independence/Non-Executive Directors

The Chairman satisfied the independence criteria of the Code on his appointment and all the Non-Executive Directors who have served during the year are considered to be independent according to the principles of the Code. Sir Peter Davis was Chairman of the Company from 27 March 2004 to 30 June 2004. As disclosed in the two previous annual reports, at the time of his appointment he was not considered to be independent as he had previously served as Chief Executive. In accordance with the Code, the Board had consulted extensively with major shareholders on its succession plans before they were announced. Both Bob Stack and Gary Hughes are directors of companies which supply products to Sainsbury's, but neither the Board, nor Cadbury Schweppes plc nor Emap plc, consider the respective relationships to be material in the context of their overall businesses.

The Non-Executive Directors bring wide and varied commercial experience to Board and Committee deliberations. They are appointed for an initial three-year term, subject to election by shareholders at the first Annual General Meeting ('AGM') after their appointment. The Non-Executive Directors held several meetings during the year without the Executive Directors being present, and separate meetings without the Chairman being present.

Since Lord Levene's resignation on 17 September 2004, the Nomination Committee has been conducting an extensive search through Egon Zehnder International, the international search consultancy, for a new Non-Executive Director who will join the Board as its Senior Independent Director. A number of candidates have been interviewed but no appointment has yet been made. In this respect the Company is not in compliance with the Code. The search is continuing with the objective of making an appointment as soon as the right candidate is found. During this period the Board has ensured that the governance responsibilities of the Senior Independent Director role (such as availability to shareholders and leading the Chairman's performance evaluation) have been adequately fulfilled. The Chairman has been available to all major shareholders since his appointment in July 2004 and has met a significant number of the Company's shareholders as part of his induction process and in the consultation over the new Long Term Incentive Plan. Bob Stack has also met many shareholders as part of that consultation process. The Chairman's performance has been evaluated as described below.

The Board's role

The Board supports the executive management team in delivering sustainable added value for shareholders. The Board was fully engaged in testing and developing the Business Review announced on 19 October 2004 and will continue to monitor performance against delivery of the key targets on a regular basis. The Board approves the corporate plan and the annual budget and reviews performance against targets at every meeting. Through the Audit Committee, the Directors ensure the integrity of financial information and the effectiveness of the financial controls and the internal control and risk management systems. The Board has delegated authority to the Remuneration Committee to set the remuneration policy for Executive Directors and the Operating Board members and their individual remuneration arrangements. The Nomination Committee recommends the appointment of Board Directors and has responsibility for succession planning at Board level. These and other key responsibilities, such as the approval of major transactions, are formally reserved powers of the Board.

Attendance

During the year the Directors attended the following number of meetings of the Board and its Committees (the number of meetings held is shown in brackets):

	Board	Audit Committee	Nomination Committee	Remuneration Committee
Number of meetings				
Philip Hampton[1]	7(7)		3(3)	
June de Moller	12(12)	6(6)	5(5)	10(10)
Jamie Dundas	12(12)	6(6)	5(5)	12(12)
Gary Hughes[2]	2(3)	1(1)	1(1)	
Bridget Macaskill	12(12)	4(5)	4(5)	11(12)
Bob Stack[2]	3(3)		1(1)	2(2)
Justin King	12(12)			
Roger Matthews	12(12)			

1 Appointed to the Board on 19 July 2004
2 Appointed to the Board on 1 January 2005

Directors who resigned during the year				
Keith Butler-Wheelhouse	6(6)	2(3)	2(2)	7(7)
Sir Peter Davis	4(4)		1(1)	
Lord Levene	5(6)	3(3)	2(2)	7(7)
Stuart Mitchell	2(2)			
Sara Weller	2(2)			

The tables show only those meetings which the Director attended as a member rather than an invitee.

Information and development

The quality and supply of information provided to the Board was reviewed as part of the Board evaluation exercise and, as a result, Non-Executive Directors now receive copies of Operating Board minutes, regular market reports and other information. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings and that they have full and timely access to relevant information.

There is an agreed procedure by which members of the Board may take independent professional advice at the Company's expense in the furtherance of their duties. The Company has a programme for meeting Directors' training and development requirements. Newly appointed Directors who do not have previous public company experience at Board level are provided with appropriate training on their role and responsibilities. Gary Hughes and Bob Stack are currently taking part in a comprehensive and formal induction programme including store and depot visits and meetings with members of the Operating Board, senior management and external advisors. Subsequent training is available on an ongoing basis to meet particular needs with the emphasis on governance and accounting developments. During the year the Company Secretary, Tim Fallowfield, has provided updates to the Board on relevant governance matters, whilst the Audit Committee regularly considers new accounting developments through presentations from management and the external auditors. The Board programme includes presentations from management at every meeting which, together with site visits, increase the Non-Executives Directors' understanding of the business and the sector.

All Directors have access to the advice and services of the Company Secretary. He has responsibility for ensuring that Board procedures are followed and for governance matters. The appointment and removal of the Company Secretary is one of the matters reserved for the Board.

Performance evaluation

During the year the Board has undertaken a formal evaluation of its performance and effectiveness, and of its Committees and individual Directors. Directors were asked to complete an extensive questionnaire, to provide comments on Board and Committee procedures and effectiveness, and to assess their own contributions to discussions and decision making. The questionnaires were then reviewed by the Chairman and the Company Secretary and a number of key themes were developed for discussion at a separate meeting of the Directors held in February outside the normal agenda. Following the evaluation exercise a number of changes to Board and Committee procedures have been introduced. For instance, it was agreed that the Audit and Remuneration Committees should consist of three Non-Executive Directors rather than all of them, as had previously been the case. Membership was changed accordingly. The Board also agreed that additional agenda items should be incorporated into the rolling Board schedule, particularly to monitor performance against the Business Review targets. The evaluation process will be reviewed and developed over the current year. The Non-Executive Directors met separately to review the Chairman's performance and provided feedback to him. The Chairman reviewed the contribution of each of the Directors in separate individual sessions.

Operating Board

Day-to-day management of the Company is delegated to the Operating Board which is chaired by Justin King. The Operating Board holds 12 formal meetings a year and the Company Secretary acts as its secretary. Directors' responsibilities and biographies are set out on page 21. The Operating Board sets the Company's goals and values, develops the Company's strategy and brand strategy, agrees the budget for Board approval, establishes and monitors the change programme and measures financial performance and delivery of the targets set out in the Business Review. It also sets human resources, pensions and employment strategies. The Operating Board has formal terms of reference setting out these and other key responsibilities. Minutes are copied to the Chairman and Non-Executive Directors. It has delegated certain powers to the Trading Board, which is responsible for ranging and sourcing product, price and promotions, advertising and marketing, and to the Retail Board, which has responsibility for stores, service and availability and supply chain operations. The Trading Board is chaired by Mike Coupe, Trading Director, and the Retail Board is chaired by Ken McMeikan, Retail Director. Operating Board members regularly attend and present at Board meetings as well as the Directors' Conference.

Board Committees

The Board has delegated certain responsibilities to the Audit, Nomination and Remuneration Committees.

Audit Committee

The Audit Committee is chaired by Jamie Dundas. The Committee comprised all of the Non-Executive Directors until February, when, following the evaluation exercise, it was agreed that membership should consist of three Non-Executive Directors. Current members are Jamie Dundas, Gary Hughes and June de Moller. It is proposed that Gary Hughes will take over as Chairman of the Committee towards the end of the calendar year. The Board has determined that both Jamie Dundas and Gary Hughes have recent and relevant financial experience. Philip Hampton, Justin King, Roger Matthews, Richard Chadwick, the Head of Internal Audit, and the external auditors are invited to attend Committee meetings. The Company Secretary acts as secretary to the Committee.

During the year the Committee has met on six occasions. It monitored the integrity of the financial statements and any formal announcements relating to the Company's financial performance, and reviewed any significant financial judgments contained in them. It also considered the exceptional costs referred to in the Business Review in October 2004 and reviewed the position at the half-year and year-end. It has received regular updates on the introduction of International Financial Reporting Standards and how they will impact the Company and has monitored progress in meeting the new reporting requirements. The Committee has also reviewed the effectiveness of the Company's financial controls and the internal control and risk management systems, as set out in more detail below.

During the year, the Committee reviewed PricewaterhouseCoopers LLP's ('PwC') overall work plan and approved their remuneration and terms of engagement and considered in detail the results of the audit, PwC's performance and independence and the effectiveness of the overall audit process. The Committee recommended PwC's re-appointment as auditors to the Board and this resolution will be put to shareholders at the AGM.

The Committee has implemented the Company's policy which restricts the engagement of PwC in relation to non-audit services. The policy is designed to ensure that the provision of such services does not have an impact on the external auditors' independence and objectivity. It identifies certain types of engagement that the external auditors shall not undertake and others that can only be undertaken with appropriate authority from the Committee Chairman or the Committee where non-audit fees will exceed preset thresholds. The Committee receives regular reports on the non-audit services provided by PwC.

The Committee regularly reviewed the Internal Audit department's resources, budget, work programme, results and management's implementation of its recommendations, and conducted a formal review of the department's effectiveness during the year. The Head of Internal Audit has direct access to Jamie Dundas and Philip Hampton. Jamie Dundas has held separate meetings with him and PwC, whilst the Committee regularly met with PwC, without management being present, and may meet the Head of Internal Audit when it deems necessary.

The Committee has reviewed the Company's 'whistleblowing' procedures and confirmed that arrangements are in place to enable colleagues to raise concerns about possible improprieties in financial reporting and other matters on a confidential basis.

The Committee's terms of reference, (which are available on the website, at www.j-sainsbury.co.uk/governance), set out the Committee's responsibilities.

Nomination Committee

The Nomination Committee is chaired by Philip Hampton and comprises each of the Non-Executive Directors. Lord Levene chaired the Committee until Philip Hampton's appointment. Justin King is not a member of the Committee although he is invited to attend meetings.

The Committee led the recruitment process for each of the Board appointments during the year, which has resulted in Philip Hampton, Gary Hughes, Bob Stack and Darren Shapland being appointed. The international search consultants, Egon Zehnder International, were appointed at the start of the year after a thorough selection process and have been instructed by the Committee on each of the searches. The Committee considered the skills, knowledge, background and experience required for each role, and prepared a job specification for each appointment. The Committee also specified the time commitment expected of the Chairman and the Non-Executive Director roles. Following the resignation of Keith Butler-Wheelhouse and Lord Levene in September, it was specifically agreed that one of the new Non-Executive appointees should have relevant experience of dealing with executive remuneration and should join the Board as Chairman of the Remuneration Committee, whilst the other should preferably have a financial and accounting background in order to facilitate succession planning on the Audit Committee. Egon Zehnder drew up a list of possible candidates for each role for initial interviews with Philip Hampton and Justin King. Profiles of a shortlist of preferred candidates were prepared for the Committee and the potential composition and mix of the candidates were considered from a team perspective in order to ensure a complementary combination of competencies and experience. Prior to each appointment the Committee considered a full range of references and the Non-Executive Directors met the preferred candidate. The Committee's extensive search for a Senior Independent Director is continuing.

The Committee's terms of reference are available on the website (www.j-sainsbury.co.uk/governance) and set out the Committee's responsibilities. The Committee meets when necessary and in 2004/05 met on five occasions. All Directors are required to seek re-appointment by shareholders at the first opportunity after their appointment and must stand for re-election to the Board every three years under the Company's Articles of Association.

Remuneration Committee

The Committee is chaired by Bob Stack who was appointed a Non-Executive Director of the Company, and Chairman of the Committee, on 1 January 2005. Previously the Committee was chaired by Keith Butler-Wheelhouse until his resignation from the Board in September 2004. Philip Hampton chaired three meetings of the Committee until Bob Stack was appointed, but was not a member of the Committee. The Board approved this arrangement on an interim basis as it was felt appropriate that he should chair the meetings at a time when he was meeting shareholders as part of his induction process and discussing, amongst other things, remuneration policy and incentivisation for the management team.

The Remuneration report is set out on pages 36 to 45.

Internal control

The Board has overall responsibility for the system of internal controls, including risk management, and has delegated responsibility for reviewing its effectiveness to the Audit Committee. The system of internal controls is designed to manage rather than eliminate the risk of failure to achieve the Company's business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. It includes all controls including financial, operational and compliance controls and risk management.

The processes used to assess the effectiveness of the internal control systems are ongoing, enabling a cumulative assessment to be made, and include the following:

- discussion and approval by the Board of the Company's strategic direction, plans and objectives and the risks to achieving them;
- review and approval by the Board of budgets and forecasts, including both revenue and capital expenditure;
- regular operational and financial reviews of performance against budgets and forecasts by management and the Board;
- regular reviews by management and the Audit Committee of the scope and results of internal audit work across the Company. The scope of the work covers all key activities of the Group and concentrates on higher risk areas;
- reviews of the scope of the work of the external auditors by the Audit Committee and any significant issues arising;
- reviews by the Audit Committee of accounting policies; and
- consideration by the Board of the major risks facing the Group and by the Audit Committee of the procedures to manage them. These include health and safety, legal compliance, litigation, quality assurance, insurance and security and social, ethical and environmental risks.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. This process has been in place throughout the year under review and up to the date of approval of the Annual Report and Financial Statements and accords with the Turnbull guidance. The effectiveness of the process is reviewed annually by the Audit Committee which then reports to the Board. The process consists of:

- formal identification by management at each level of the Company through a self assessment process of the key risks to achieving their business objectives and the controls in place to manage them. The likelihood and potential impact of each risk is evaluated;
- certification by management that they are responsible for managing the risks to their business objectives and that the internal controls are such that they provide reasonable but not absolute assurance that the risks in their areas of responsibility are appropriately identified, evaluated and managed;
- reporting and review by the board of each operating company of risk management activities and actions taken to address non-compliance with controls or to improve their effectiveness;
- assurance from specialist functions and committees that legal and regulatory, health and safety, and social, ethical and environmental risks are appropriately identified and managed; and
- independent assurance by Internal Audit as to the existence and effectiveness of the risk management activities described by management.

The system of internal control and risk management is embedded into the operations of the Company, and the actions taken to mitigate any weaknesses are carefully monitored.

Corporate responsibility

Corporate responsibility is an everyday part of how the Company does business and is co-ordinated by the Corporate Responsibility Steering Group which reports on a regular basis to the Operating Board and annually to the Board. A separate Corporate Responsibility Report will be published on the website in July. The Association of British Insurers recommends that the Board considers material risks and control processes relating to corporate responsibility. The Audit Committee's review of the system of internal controls and risk management processes includes corporate responsibility, and the Board would consider any major corporate responsibility risks identified by the process, to the extent any such existed.

Investor relations

The Company is committed to maintaining good communications with investors. Normal shareholder contact is the responsibility of the Chief Executive, Finance Director and Head of Investor Relations. Following his appointment as Chairman, Philip Hampton offered to meet all major shareholders on an individual basis and a large number of meetings took place. He is generally available to shareholders. Bob Stack also met a number of institutional investors following his appointment as Chairman of the Remuneration Committee as part of the consultation process for the new Long Term Incentive Plan. Philip Hampton also attended those meetings. They provided feedback to the Board and Remuneration Committee following the meetings.

There is regular dialogue with institutional investors who, along with buyside and sellside analysts, are invited to briefings by the Company immediately after the announcement of the Company's interim and full year results. They are also invited to participate in conference calls following the announcement of the Company's trading updates. The content of these briefings and conference calls are posted on the Company's website (www.j-sainsbury.co.uk/investors) so as to be available to all investors. The Company also made presentations on the Business Review in October 2004 and the anticipated impact of International Financial Reporting Standards in April 2005.

Makinson Cowell provide investor relations consultancy services to the Company and report to the Board on the views of institutional investors. Non-Executive Directors also receive regular market reports and broker updates from the Company's Investor Relations department.

Shareholders have the opportunity to meet and question the Board at the AGM which will be held on 13 July 2005. There will be a display of various aspects of the Company's activities and Justin King will make a business presentation. The Chairman of the Audit, Remuneration and Nomination Committees will be available to answer questions. A detailed explanation of each item of special business to be considered at the AGM is included with the Notice of Meeting which will be sent to shareholders at least 20 working days before the meeting. All resolutions proposed at the AGM will be taken on a poll vote. This follows the best practice guidelines and enables the Company to count all votes, not just those of shareholders who attend the meeting.

Information on matters of particular interest to investors is set out on page 82 and on the Company's website (www.j-sainsbury.co.uk/investors).

Compliance statement

During the year, the Company has complied with the provisions of the Code with two exceptions. Firstly, following the resignation of Lord Levene, the Company has not yet appointed a successor to the role of Senior Independent Director. An extensive search has been underway for several months and is continuing. Secondly, Philip Hampton chaired three meetings of the Remuneration Committee in the absence of a permanent Chairman until Bob Stack's appointment. Both these matters are fully explained above.

This report is made by the Board on the recommendation of the Remuneration Committee. The first part of the report provides details of remuneration policy. The second part provides details of the remuneration, pensions and share interests of the Directors for the year ended 26 March 2005. The Directors confirm that this report has been drawn up in accordance with Schedule 7A of the Companies Act 1985.

A resolution will be put to shareholders at the Annual General Meeting ('AGM') on 13 July 2005 asking them to consider and approve this Report.

Remuneration Committee

The Remuneration Committee is chaired by Bob Stack, Chief Human Resources Officer of Cadbury Schweppes plc, who joined the Board as a Non-Executive Director on 1 January 2005. At the end of the financial year, the Committee comprised Bob Stack, Bridget Macaskill and Jamie Dundas, all of whom are independent Non-Executive Directors. The Committee met 12 times in 2004/05. At the start of the financial year, the Committee had comprised Keith Butler-Wheelhouse (Chairman), June de Moller, Jamie Dundas, Lord Levene of Portsoken and Bridget Macaskill, all of whom were independent. Keith Butler-Wheelhouse and Lord Levene resigned from the Company in September 2004. June de Moller stood down from the Committee when its constitution was changed following the Board evaluation exercise.

Tim Fallowfield, Company Secretary, acts as secretary to the Committee. Philip Hampton, Justin King and the Human Resources Director, Imelda Walsh, are invited to attend Committee meetings. The Committee considers their views when reviewing the remuneration of the Executive Directors and Operating Board Directors. They are not involved in discussions concerning their own remuneration.

The responsibilities of the Committee include:

- determining and agreeing with the Board the broad policy for the remuneration of the Chairman, the Chief Executive, other Executive Directors, the Operating Board Directors and the Company Secretary;
- setting individual remuneration arrangements for the Chairman, the Chief Executive and the other Executive Directors;
- recommending and monitoring the level and structure of remuneration for those members of senior management determined by the Committee, namely the Operating Board Directors and the Company Secretary; and
- approving the service contracts of each Executive Director, including termination arrangements.

The Committee's terms of reference are available on the Company's website (www.j-sainsbury.co.uk/governance).

The Committee is authorised by the Board to appoint external consultants and advisers if it considers this beneficial. At the start of the year, the Committee was advised by Towers Perrin, who continue to provide employee benefit services to the Company. Following a thorough selection process, the Committee appointed Deloitte & Touche LLP in October as its new remuneration consultants. They provided no other services to the Company during the year. Since their appointment they have attended all meetings of the Committee and have been fully engaged in the design of the new Long Term Incentive Plan described below.

The Committee has also been advised by Linklaters and Lewis Silkin, who provide legal advice to the Company, and by UBS, who provided broking and banking services to the Company during the year.

Remuneration policy

The Committee intends that Executive and Operating Board Directors' remuneration, both in terms of base salary and total remuneration, should be competitive taking into account the individual Director's performance, experience and the role fulfilled. This is designed to promote the Company's short and long-term success through securing high calibre executive talent. Basic salary is targeted around the median of the market with an opportunity to earn above median levels of reward for exceptional performance. Performance related elements will form a significant proportion of total remuneration, which emphasises the alignment of management's and shareholders' interests.

The Committee determined at the time of the Business Review in October 2004 that a new Long Term Incentive Plan was required in order to address the lack of effective incentives in place for all management levels including supermarket store managers, and to incentivise the management team to deliver the major sales-led recovery over the next three to four years. The new Plan is closely aligned with UK best practice and was designed taking account of the views of over 20 major shareholders, the ABI and the NAPF. The Plan is described in detail below and will be put to shareholders for approval at this year's AGM. During its consultation with shareholders and institutions, the Committee indicated its intention to carry out a more general review of remuneration arrangements in the course of the current financial year, with the aim of formulating a remuneration policy for the medium to longer term.

The main components of the Chief Executive's, Executive Directors' and Operating Board Directors' remuneration are set out below:

i) Basic salary

Basic salary for each Executive Director and Operating Board Director is determined by the Committee taking account of the Director's performance, experience and responsibilities. The Committee considers salary levels in comparable companies by referring to the pay practices in major UK companies, the retail sector and companies with annual sales revenues over £5 billion, in order to obtain the best available benchmark for the Director's specific position. However, in using external data, the Committee is mindful against inappropriately ratcheting up remuneration levels. The Committee also has regard to economic factors, remuneration trends and the level of salary increases throughout the Company when determining Directors' salaries.

For 2005/06, a salary review of 4 per cent has been agreed for all store colleagues. Justin King's salary has been increased by 3.7 per cent to £700,000 per annum with effect from 27 March 2005.

ii) Incentive arrangements

In addition to basic salary, the Company maintains incentive arrangements which combine an annual bonus plan with long-term incentive share plans. The Committee believes that these arrangements provide rewards which reflect an appropriate balance between personal and Company performance. As such, they align the rewards of Directors with the Company's immediate business priorities and the long-term interests of shareholders.

The balance between the fixed (basic salary and pension) and variable (annual bonus and new Long Term Incentive Plan) elements of remuneration changes with performance.

In respect of the one-off award under the new Long Term Incentive Plan in 2005, the package is structured so that the exceptional levels of reward can be earned where exceptional performance is delivered. Therefore, the variable proportion of total remuneration increases significantly for increased levels of performance. For 'median' performance, it is intended that between two-thirds and three-quarters of total remuneration for Executive Directors will be performance related.

The incentive arrangements for the 2005/06 financial year consist of the Annual Bonus Plan and the new Long Term Incentive Plan. No awards will be made under the existing Executive Share Option Plan or the Performance Share Plan. Awards earned under any of the incentive plans are non-pensionable. The incentive arrangements may be summarised as follows:

Annual Bonus Plan

For the first time, in 2004/05 all bonus plans across the Company were aligned and shared common principles. The Operating Board and management plans had the same key targets based on profit, sales and product availability and an element of personal performance, and the Operating Board, all managers and store colleagues shared an annual target focussed on availability. Availability is measured over all stores on a regular basis by an independent third party which conducts store visits on an unannounced and random basis. The maximum annual bonus opportunity is 100 per cent of salary for the Chief Executive and 80 per cent for the other Executive and Operating Board Directors.

The Committee reviewed Directors' personal performance and achievement against the business related targets at the year-end. The profit target was not achieved. A payment was made in respect of the sales target and the target level for availability was achieved.

The bonus plan in place for store colleagues in 2004/05 was based on stores achieving targets relating to availability and customer service. Ninety per cent of stores achieved at least one of the targets and more than 90,000 colleagues will receive a bonus payment.

The 2005/06 Directors' and management bonus plans will retain the same design principles as the 2004/05 plans given that the key measures of profit, sales and availability remain critical to the recovery plans.

J Sainsbury plc Share Plan 2005

The Business Review in October 2004 concluded that a major sales-led recovery in profitability was needed. Philip Hampton announced at that time that the Remuneration Committee intended to introduce rewards that incentivised the senior management to deliver that recovery.

The Company is proposing to introduce a new Long Term Incentive Plan, the J Sainsbury plc Share Plan 2005 (the 'Plan'). The Plan was designed by the Remuneration Committee and its independent remuneration consultants, Deloitte & Touche. The Plan is unequivocally focussed on rewarding delivery of the recovery plan and takes into account the feedback from an extensive consultation exercise with over 20 major shareholders, the ABI and the NAPF. The consultation was led by Bob Stack and Philip Hampton.

The underlying principle of the Plan is to reward strong growth in sales and profitability. It is a one-off, self funded incentive arrangement covering a four-year period. The Plan is intended to introduce an ownership culture for the new management team, incentivising those who will be responsible for leading and implementing the recovery.

Over 1,000 colleagues will participate in the Plan, from the Chief Executive through to supermarket store managers, focussed on identical targets. The levels of awards are scaled according to seniority. In addition, there is an opportunity for Executive Directors and eligible Operating Board members to make a personal investment of up to 50 per cent of salary in the Plan. Justin King has committed to make his maximum personal investment of 118,754 shares. All eligible Operating Board members have indicated their intention to invest their own money in Sainsbury's shares and will participate in the personal investment element. Darren Shapland will be entitled to enter the Plan when he joins the Company, and will receive a pro rated award to the value of 80 per cent of salary and the opportunity to make a maximum personal investment of 50 per cent of salary.

Performance is measured over a four-year period from the financial year ended 26 March 2005 until the year ending March 2009. Awards will vest if stretching sales and earnings per share ('EPS') targets are achieved, as shown in table 1 on the following page.

The targets mirror milestones in the recovery plan announced in October 2004 and are stretching in the context of market expectations. The relevant performance multiplier, which is on a sliding scale up to a maximum of five times, will be calculated and applied to both the core award and the personal investment. For the personal investment element, this will include the shares acquired by the participant.

The maximum award will be targeted towards sales growth of £2.5 billion, and requires compound annual growth in EPS of at least 21 per cent over the four years. Sales exclude Sainsbury's Bank and petrol sales. There is an opportunity for partial vesting of up to half the award, if the accelerated performance targets have been met at the end of year three (i.e. the year ending March 2008) (see table 2). No awards will vest unless threshold levels of growth in both sales and EPS are achieved.

Table 1
Maturity vesting (multiplier applied to the shares)

	4-year EPS growth (compound annual)					
Sales growth in £ billion	<5%	5%	10%	14%	17%	21%
2.50	0.0	1.0	2.0	3.0	4.5	5.0
2.25	0.0	1.0	1.5	2.5	4.0	5.0
2.00	0.0	0.0	1.5	2.0	3.0	4.5
1.75	0.0	0.0	1.5	2.0	2.5	4.0
1.50	0.0	0.0	1.0	1.5	2.0	3.0
1.25	0.0	0.0	0.0	1.0	1.5	2.5
1.00	0.0	0.0	0.0	0.0	1.0	2.0

Table 2
Interim vesting (multiplier applied to 50% of the shares)

	3-year EPS growth (compound annual)					
Sales growth in £ billion	<5%	5%	10%	15%	20%	25%
2.50	0.0	1.0	2.0	3.0	4.5	5.0
2.25	0.0	1.0	1.5	2.5	4.0	5.0
2.00	0.0	0.0	1.5	2.0	3.0	4.5
1.75	0.0	0.0	1.5	2.0	2.5	4.0
1.50	0.0	0.0	1.0	1.5	2.0	3.0
1.25	0.0	0.0	0.0	1.0	1.5	2.5
1.00	0.0	0.0	0.0	0.0	1.0	2.0

Sales and EPS definitions are set out in the Notice of Annual General Meeting. Using the Plan definition, EPS for the base year, 2004/05, has been calculated at 8.6 pence per share. This has been calculated by taking the underlying earnings for the year before exceptional items and amortisation of goodwill (see note 12 on page 58) and adjusted for the cost of share schemes (calculated in accordance with International Financial Reporting Standards), giving a revised underlying earnings of £151 million. Using the Plan definition, sales for the base year, 2004/05, are £13,588 million.

Dividends will accrue on any shares which vest and will be released to participants in the form of additional shares at the point of vesting.

In order to participate in the Plan, participants must agree to surrender options granted to them under the Company's Executive Share Option Plan in 2002, 2003 and 2004. If shareholders approve the Plan, these options will lapse immediately. Justin King has agreed to surrender a total of 1,007,607 options granted to him at exercise prices of 261.50 pence and 274.75 pence in 2004.

In order to start the current financial year with a strong message to incentivise, motivate and retain the management team, the Remuneration Committee made conditional awards over 32.5 million shares to over 1,000 participants in the Plan on 24 March, following the shareholder consultation exercise. Justin King received a conditional award of 237,508 shares.

The Plan and the conditional awards are subject to shareholder approval at the AGM. Further details of the Plan are set out in the Notice of Meeting.

Other long-term incentive plans

For 2005/06, the Committee has agreed that no awards will be made under the Executive Share Option Plan or the Performance Share Plan – the only long-term incentive awards are those made under the new Plan described above. The Performance Share Plan and Executive Share Option Plan described below continue to subsist at this stage pending the remuneration review which the Committee will conduct during 2005/06.

Performance Share Plan

In May 2004, awards were made to 63 senior managers under the Performance Share Plan, including Justin King and Roger Matthews. Shares are allocated to individuals on a conditional basis, but will not be released unless the performance criterion is met over the three-year performance period. The number of shares actually released depends upon the Company's performance compared with 13 comparator companies (namely Ahold, Boots, Carrefour, Casino, Dixons, GUS, Kingfisher, Loblaw, Marks & Spencer, Morrisons, Next, Somerfield and Tesco). The Company's relative performance is determined by reference to total shareholder return, being the increase in the value of a share, including reinvested dividends, over a three-year period. This measure was chosen to incentivise participants for maximising shareholder return over the medium term. If the performance criterion is satisfied, the individual is granted an option to acquire the shares, which can be exercised over the following 10 years.

Under the Plan, no awards will vest unless median performance against the comparator group is achieved at the end of the three-year performance period. At median level, shares to the value of 30 per cent of salary will be released and the award will be pro rated at every position between the median and first position in the comparator group. The maximum allocation for Directors is a conditional grant of shares equal to 75 per cent of salary.

The conditional allocation made in May 2002 lapsed in May 2005 as the performance condition was not achieved.

Executive Share Option Plan

In May 2004, over 1,100 participants at relevant management grades received awards under the Executive Share Option Plan, including Justin King and Roger Matthews. As previously stated, all participants in the new Plan described above are required to surrender the options granted to them in 2002, 2003 and 2004 under the Executive Share Option Plan 2002 in order to participate in the new Plan. If shareholders approve the Plan at the AGM, these options will lapse immediately.

Under the Executive Share Option Plan, the maximum annual option award is two times basic salary and the actual grants were agreed by the Committee according to the assessed performance and potential of participants.

The exercise of options is conditional upon a performance target based on the growth in the Company's underlying earnings per share (before goodwill and exceptionals) ('EPS') relative to inflation over a three-year period. The Committee reviews the performance condition prior to the annual award of options to ensure that it is set at appropriately challenging levels. For the 2004/05 grants, the performance conditions provided that no options will be exercisable for average annual real growth of less than 3 per cent per annum over the three-year performance period, 50 per cent of the option will be exercisable if average real growth of 3 per cent per annum is achieved and, for average real growth of 5 per cent per annum, the option is exercisable in full, with a pro rating between 3 and 5 per cent. EPS is measured against a fixed starting point over the performance period beginning with the year in which the option was granted.

To the extent that the condition is not satisfied in full after three years, it will be retested on a fixed point basis over four and then over five financial years. To the extent the condition is not met after five financial years, the option will lapse.

As previously stated, no awards will be made under the Executive Share Option Plan in 2005/06. The Committee is intending to review the Plan as part of the total remuneration review being conducted in 2005/06.

iii) Other share plans

In order to encourage share ownership, the Company provides two all employee share plans for its employees, namely the Savings Related Share Option Scheme ('SAYE') and the Share Incentive Plan. Directors may participate in these plans in the same way as all other colleagues. As these are all employee plans there are no performance conditions.

The 1999 (5 year) SAYE accounts reached maturity on 1 March. More than 5,000 colleagues could use their savings and tax free bonus (equal to 7.5 times their 4-weekly savings amount) to buy Sainsbury's shares at the 253 pence option price.

Performance graph

The graph below shows the Total Shareholder Return ('TSR') performance of an investment of £100 in J Sainsbury plc shares over the last five years compared with an equivalent investment in the FTSE 100 Index. This index has been selected to provide an established and broad-based comparator group.

During the five-year period to 26 March 2005 the Company's TSR was 33.8 per cent above the FTSE 100 index.


160
140
120
100
80
60
40
00
01
02
03
04
05
J Sainsbury plc
FTSE 100 Index

iv) Pensions

Justin King is a member of the Executive Stakeholder Pension Plan which is a defined contribution arrangement which is open to all senior management. The Company has contributed 12.5 per cent of his basic salary into this Plan and his contribution is 5 per cent of basic salary.

The Committee has reviewed Company contributions, which are significantly below competitive market levels. Accordingly, it has agreed that, with effect from the start of the 2005/06 financial year, to the extent that salary exceeds the salary cap (currently £105,600), Company contributions will be increased to 25 per cent of basic salary in excess of the cap for the Chief Executive and 20 per cent of basic salary in excess of the cap for all other Executive and Operating Board Directors who are members of the Executive Stakeholder Pension Plan. Company contributions to the level of the cap will continue at 12.5 per cent. Directors' contributions will continue at the current level of 5 per cent.

Roger Matthews is a member of the J Sainsbury Executive Pension Scheme, a funded, Inland Revenue approved, defined benefit occupational pension scheme. During the year, he contributed 7 per cent of basic salary to the Scheme. Under the Group's pension arrangements, Directors are entitled after a minimum of 20 years of pensionable service to a pension on retirement at age 60 (or earlier in the event of 40 years' service, or ill health) of up to two thirds of their pensionable earnings (defined as basic salary in the last 12 months of service) subject to Inland Revenue limits. Pensions are also payable to dependants on death and a lump sum is payable if death occurs in service. This Scheme was closed to new entrants on 31 January 2002.

The Committee will determine its response to the changes in UK pension legislation later in the year.

v) Benefits

Other benefits for Directors include the provision of company car benefits and free medical insurance.

Service contracts

Each of the Executive Directors listed below have or had rolling service contracts which can be terminated by either party by giving 12 months' written notice. If the service contract is terminated without cause, the Company can request that the Director works his notice period or takes a period of garden leave, or can pay an amount in lieu of notice equal to one times basic salary for the notice period plus 75 per cent of basic salary in lieu of all other benefits including pension and bonus. In addition, if a Director is dismissed within six months of a change of control the above sum will become payable. Each of the contracts contain restrictive covenants which continue for 12 months after termination.

The Executive Directors' service contracts became effective on the following dates:

Executive Director	Contract date
Justin King	29 March 2004
Roger Matthews	8 May 2000
Stuart Mitchell (left the Board on 19 May 2004)	22 June 2002
Sara Weller (left the Board on 19 May 2004)	4 July 2002

As previously announced, Darren Shapland will join the Company as Chief Financial Officer on 1 August 2005. He is currently Group Finance Director at Carpetright plc. His basic salary will be £400,000 per annum and he will participate, on a pro rated basis, in the Company's annual bonus plan and the new Long Term Incentive Plan noted above. He will be entitled to join the Executive Stakeholder Pension Plan on joining the Company.

His service contract is in line with the principles set out above, except that, if his contract is terminated without cause, the maximum payment he would receive would be equal to one times basic salary for his notice period plus 50 per cent of basic salary in lieu of all other benefits. He is required to mitigate his losses and would receive phased payments which would be reduced or terminated if he secured alternative employment during the notice period. The above sum would also become payable if he was dismissed within six months of a change of control, but only if the change of control occurred within twelve months from the commencement of his contract.

On joining the Company, he will lose valuable entitlements under the Carpetright executive incentive plans originally valued at approximately £450,000 when his appointment was first announced in March and his service contract was signed. By the time that the start date of his appointment was confirmed, however, the value of the entitlements had fallen to approximately £300,000 and the Committee and he agreed that he would be compenstated on this reduced basis. The majority of the compensation will be received in the form of shares in the Company. Accordingly he will receive £120,000 and an award of restricted shares to the value of £180,000 will be made to him when he joins the Company. Half of the restricted shares will be released to him on the first anniversary of his appointment, with the remainder being released on the second anniversary. As the award is intended to compensate him for his lost entitlements, there will be no performance conditions. The awards will vest before the release dates if his service contract is terminated by the Company other than for cause, in the event of death or on a change of control, unless the awards are replaced by the acquiring company. Should he leave the Company for any other reason prior to vesting, these awards will be forfeited. The awards are not pensionable.

Termination arrangements

Sara Weller received no compensation on her resignation. On the termination of Stuart Mitchell's service contract, it was agreed that his termination payment would be made on a phased basis over 9 months and would be reduced or terminated if he found appropriate alternative employment. The Operating Board Directors who have left the Company during the year have agreed to phased or reduced payments as part of their termination arrangements.

As previously announced in a Stock Exchange announcement on 17 September 2004, the Company reached settlement with Sir Peter Davis following his departure from the Company on 1 July 2004. This followed a thorough review of Sir Peter's contractual position. Strenuous efforts were made through legal representation to reach a settlement and this was concluded via mediation conducted under the auspices of the Centre for Effective Dispute Resolution.

As announced, under the terms of the settlement, Sir Peter received a cash payment of £2,616,480 in full and final settlement of his claim for shares under his 2003/04 and 2004/05 Restricted Share Plan. He continues to receive payments in respect of salary at the rate of £500,000 per annum on a monthly basis until 31 July 2005 and those payments will be subject to mitigation during this period. The settlement represented a significant reduction of approximately £1 million from his contractual entitlement. Pension commitments will be honoured by the Company – details are shown on page 42. Details of his outstanding Executive share options are shown on page 43.

Roger Matthews will retire from the Company on 24 June 2005 and will not receive any compensation.

Chairman

The Chairman does not have a service contract. His letter of appointment became effective on 19 July 2004. He was appointed for an initial term of three years renewable on a twelve month rolling basis thereafter by mutual consent. His appointment may be terminated at any time upon six months written notice from either party. He shall devote such time as is necessary to perform his duties and it is anticipated that this is unlikely to be less than an average of three days per week. The Chairman's fees will not be increased in 2005/06.

The Chairman does not participate in any performance related plans.

Non-Executive Directors

Non-Executive Directors do not have service contracts. They are appointed for an initial three-year period which may be extended for a further term by mutual consent. The initial appointments and any subsequent re-appointment is subject to election or re-election by shareholders. Gary Hughes' and Bob Stack's appointments may be terminated on three months notice from either side. The other Non-Executive Directors' appointments can be terminated without notice.

Non-Executive Directors are paid a basic fee in cash with additional fees being payable to the Senior Independent Director and to the Chairmen of the Audit and Remuneration Committees. The fees are reviewed annually by a sub-committee of the Board, consisting of the Chairman and one or more Executive Directors, which takes into account market rates and the specific responsibilities and time commitments of the role within Sainsbury's. During the year the Non-Executive Directors' fees, which include membership of the relevant committees, were increased from £35,000 to £45,000 per annum to reflect their increased time commitment and responsibilities. An additional fee of £10,000 per annum is paid to the Senior Independent Director and the Chairmen of the Audit and Remuneration Committees. Non-Executive Directors do not participate in any performance related plans.

The Non-Executive Directors' letters of appointment became effective on the following dates:

Non-Executive Director	Appointment date
June de Moller	23 September 1999
Jamie Dundas	1 September 2000
Gary Hughes	1 January 2005
Bridget Macaskill	1 February 2002
Bob Stack	1 January 2005
Keith Butler-Wheelhouse (left the Company on 17 September 2004)	23 September 1999
Lord Levene of Portsoken (left the Company on 17 September 2004)	1 May 2001

The following section provides details of the remuneration, pension and share interests of the Directors for the year ended 26 March 2005 and has been audited.

Directors' remuneration

The remuneration of the Directors for the year was as follows:

	Note	Salary/fees £000	Bonus £000	Compensation for loss of office £000	Benefits[9] £000	Total[10] 2005 £000	Total 2004 £000
Justin King	1, 7, 8	**675**	**385**	**–**	**71**	**1,131**	–
Roger Matthews	7	**475**	**188**	**–**	**27**	**690**	652
Philip Hampton	2	**273**	**–**	**–**	**1**	**274**	–
June de Moller		**37**	**–**	**–**	**–**	**37**	35
Jamie Dundas		**47**	**–**	**–**	**–**	**47**	40
Gary Hughes	3	**11**	**–**	**–**	**–**	**11**	–
Bridget Macaskill		**37**	**–**	**–**	**–**	**37**	35
Bob Stack	3	**13**	**–**	**–**	**–**	**13**	–
Directors who left the Company during the year							
Keith Butler-Wheelhouse	4	**22**	**–**	**–**	**–**	**22**	40
Sir Peter Davis	5	**232**	**–**	**3,020**	**–**	**3,252**	852
Lord Levene	4	**24**	**–**	**–**	**–**	**24**	40
Stuart Mitchell	6	**115**	**90**	**790**	**5**	**1,000**	470
Sara Weller	6	**125**	**40**	**–**	**4**	**169**	416
Directors who left the Board before the start of the financial year including compensation for loss of office							674
Total 2005		**2,086**	**703**	**3,810**	**108**	**6,707**	
Total 2004		2,955	178	–	121		3,254

1 Highest paid current Director.
2 Appointed Chairman on 19 July 2004.
3 Appointed to the Board on 1 January 2005. Gary Hughes' fees have been paid to Emap plc.
4 Left the Board on 17 September 2004.
5 Left the Board on 1 July 2004. As set out on page 40, Sir Peter Davis will continue to receive payments in respect of salary at the rate of £500,000 per annum on a monthly basis until 31 July 2005.
6 Left the Board on 19 May 2004. Following the Remuneration Committee's deliberations in December 2003, Stuart Mitchell and Sara Weller received bonuses on their departure to recognise their contributions prior to leaving the Company.
7 Includes performance bonuses earned in the period under review but not paid in the financial year.
8 On joining the Company, Justin King received a relocation allowance of £39,479 which is included in the above table under benefits.
9 Benefits include company car benefits and medical insurance.
10 The total for 2005 does not include deductions made to basic salary for SMART pensions.
11 Sara Weller is a Non-Executive Director of Mitchells and Butler plc. Before she left Sainsbury's, the Company retained the fees she received from this role.

Pensions

The pension entitlements of the Directors for the year were as follows:

	Age at 26 March 2005 i years	Accrued pension at 26 March 2005[1] ii £000	Directors' contributions during the year[3] iii £000	Increase in accrued pension during the year iv £000	Increase in accrued pension during the year (net of inflation) v £000	Transfer value of increase in accrued pension during the year (net of inflation)[2] and net of Directors' contributions vi £000	Transfer value of accrued pension at 26 March 2005[2] vii £000	Transfer value of accrued pension at 27 March 2004[2] viii £000	Increase in transfer value over the year net of Directors' contributions =(vii)-(viii)-(iii) ix £000
Roger Matthews	**50**	**84**	**33**	**20**	**18**	**175**	**951**	668	**250**
Sir Peter Davis	**63**	**145**	**25**	**34**	**31**	**544**	**2,602**	1,882	**695**
Stuart Mitchell	**44**	**164**	**8**	**3**	**3**	**18**	**1,350**	1,243	**99**
Sara Weller	**43**	**47**	**8**	**(5)**	**(5)**	**(52)**	**378**	397	**(27)**

1 The accrued pensions are the amounts that would be paid if the Director left service with deferred benefits at the relevant date or, in the case of Stuart Mitchell and Sara Weller, their date of leaving service.

2 The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.

3 Notional due to SMART pensions.

4 Justin King does not appear in the above table as he is a member of the Company's Executive Stakeholder Pension Plan and not the defined benefit scheme. Contributions to the Plan by the Company in 2005 were £12,750 (2004: £nil).

The transfer values represent the capital sum that would need to be appropriately invested to provide the relevant pension assuming it is paid from the Executive Director's normal retirement age. The accrued pension entitlement shown is the amount that would be paid each year following retirement based on retirement at age 60 (or at the date of retirement for Directors who have retired during the year). Members of the scheme have the option of paying additional voluntary contributions. Neither these contributions nor the resulting benefits are shown in the above table.

In the case of Justin King (under the Executive Stakeholder Pension Plan), Roger Matthews, Sir Peter Davis, Stuart Mitchell and Sara Weller the Company has agreed to make up that portion of the standard pension entitlement which is in excess of Inland Revenue limits. This obligation is unfunded, although full provision of £3,777,000 has been made in respect of the period ended 26 March 2005 (2004: £4,122,000).

Performance Share Plan

Under the Plan, shares conditionally allocated to individuals are released to them in the form of options if the performance condition is met at the end of the three-year performance period. The numbers of shares conditionally allocated since 2002 are shown below:

	Number of shares conditionally allocated 28 March 2004	Lapsed during the year	Number of shares conditionally allocated during the year	Mid-market price on date of conditional allocation (pence)	Options granted during the year under the plan	Mid-market price on day option granted (pence)	Number of shares conditionally allocated 26 March 2005	End of performance period
Justin King								
20 May 2004	–	**–**	**184,762**	**274**	**–**	**–**	**184,762**	**24.03.07**
Roger Matthews								
30 May 2002	82,094	**82,094**	**–**	**370**	**–**	**–**	**–**	**–**
22 May 2003	130,116	**–**	**–**	**256.5**	**–**	**–**	**130,116**	**25.03.06**
20 May 2004	–	**–**	**130,018**	**274**	**–**	**–**	**130,018**	**24.03.07**
Stuart Mitchell								
30 May 2002	70,945	**70,945**	**–**	**370**	**–**	**–**	**–**	**–**
22 May 2003	131,578	**83,437**	**–**	**256.5**	**–**	**–**	**48,141**	**25.03.06**
Sara Weller								
30 May 2002	70,945	**70,945**	**–**	**370**	**–**	**–**	**–**	**–**
22 May 2003	116,959	**116,959**	**–**	**256.5**	**–**	**–**	**–**	**–**

The conditional award for 2002 has now lapsed as it has not met its performance condition. The above figures for 2003 and 2004 show the maximum award that would be released provided that the Company achieves first position within the comparator group at the end of the three-year performance period. Shares to the value of 30 per cent of salary will be released at median performance. Awards will be pro rated at every position between the median and first position in the comparator group.

The conditional award above for Stuart Mitchell shows the award following pro rating.

On joining the Company, Justin King received cash equivalent awards which will be pro rated on a time basis over the performance period, as if he had received conditional awards under the grants made on 30 May 2002 and 22 May 2003. The award granted to him in respect of the conditional award made on 30 May 2002 has lapsed as the performance condition has not been met.

Performance Share Plan continued

The following table shows the options that were granted in May 2002 as a result of the partial satisfaction of the performance condition attaching to the conditional allocation awarded in 1999.

	Number of options								Date	
	28 March 2004	Granted during the year	Exercised during the year	Mid-market price on date of exercise (pence)	Gains on option exercises (£)	Lapsed during the year	26 March 2005	Total exercise price (pence)	From which exercisable	Of expiry
Stuart Mitchell	9,977	–	9,977	273	27,237	–	–	100	–	–

Options over ordinary shares

At the end of the year, the Directors' share options were as follows:

		Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Notional inherent profit (£)	Date	
	Note	28 March 2004	Granted during the year	Exercised during the year	Lapsed during the year	26 March 2005				From which exercisable	Of expiry
Executive Share Option Plan with performance conditions attached											
Justin King	6,8	516,252	491,355	–	–	1,007,607	268	261.5-274.75	252,292	27.03.07	19.05.14
Roger Matthews	3,7	231,333	–	–	–	231,333	294	272-319.75	26,250	24.11.02	02.06.10
	4,7	182,358	–	–	–	182,358	417	407-427	–	07.06.04	26.07.11
	6	629,207	345,768	–	–	974,975	272	256.5-287	206,683	25.07.05	19.05.14
Sir Peter Davis	3,5,7	3,009,596	–	–	–	3,009,596	260.5	260.5	978,119	01.03.03	31.12.06
Stuart Mitchell	1,7	21,157	–	–	–	21,157	475	475	–	08.09.98	05.09.05
	2,7	49,632	–	–	–	49,632	447	367-545	–	20.05.00	22.11.06
	3,7	116,627	–	–	–	116,627	303	272-377.5	17,371	02.08.02	22.11.06
	4,5,7	131,969	–	–	1,975	129,994	417	407-427	–	07.06.04	22.11.06
	6	594,779	–	–	311,551	283,228	273	256.5-287	55,891	25.07.05	22.11.06
Sara Weller	3,7	170,158	–	–	170,158	–	–	–	–	–	–
	4,7	136,768	–	–	136,768	–	–	–	–	–	–
	6	555,792	–	–	555,792	–	–	–	–	–	–

1 Performance condition of 2.5 per cent real annual average growth in EPS over a rolling three-year period up to the tenth anniversary of the grant.

2 Performance condition of 2.0 per cent real annual average growth in EPS over a rolling three-year period up to the tenth anniversary of the grant.

3 Performance condition of 3.0 per cent real annual average growth in EPS over a rolling three-year period up to the tenth anniversary of the grant.

4 Performance condition of 3.0 per cent real annual average growth in EPS over the three years from the date of grant, which if not satisfied is retested over a four-year period. If the performance condition is not met after the fourth year the option lapses.

5 For each of (3) and (4) above, the performance condition is increased to 4.0 per cent real average annual growth in EPS to the extent that the total value of outstanding options was in excess of four times basic salary at the date of grant.

6 Performance conditions are set out on page 38.

7 The performance conditions attaching to grants up to and including 25 July 2001 have been met.

8 Justin King's options will be surrendered on 13 July 2005 if the J Sainsbury plc Share Plan 2005 is approved by shareholders at the AGM.

9 *The notional inherent profit figures have been calculated by reference to the closing mid-market price of the Company's shares on 24 March 2005 of 293 pence assuming* all options with a share price below 293 pence are exercised on this date.

Options over ordinary shares continued

	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Inherent profit (£)	Date	
	28 March 2004	Granted during the year	Exercised during the year	Lapsed during the year	26 March 2005				From which exercisable	Of expiry
Savings Related Share Option Scheme										
Roger Matthews	692	–	–	692	–	–	–	–	–	–
Sir Peter Davis	4,384	–	–	4,384	–	–	–	–	–	–
Stuart Mitchell	3,976	–	–	3,976	–	–	–	–	–	–

The Savings Related Share Option Scheme is an all employee share option scheme and has no performance conditions as per Inland Revenue regulations.

The options outstanding under the Company's Executive Share Option Plan and Savings Related Share Option Scheme are exercisable at prices between 217 pence and 545 pence. In the period from 28 March 2004 to 26 March 2005, the highest mid-market price of the Company's shares was 302 pence and the lowest mid-market price was 242 pence and at 26 March 2005 was 293 pence.

J Sainsbury plc Share Plan 2005

As described in detail on page 37, on 24 March 2005 conditional grants were made to 1,014 participants in the J Sainsbury plc Share Plan 2005. Shareholders will be asked to approve the Plan at this year's AGM.

	Date of grant	Core share award	Personal investment	Maximum share award	First exercise date	Last exercise date
Justin King	24.03.05	237,508	118,754	1,662,556[1]	14.05.08[2]	23.03.10

1 The maximum share award excludes the personal investment shares acquired by Justin King, which must be held for the duration of the Plan. It assumes full vesting.
2 Depending on performance, partial vesting may occur following the Preliminary Results announcement in 2008.
3 The performance conditions attaching to the awards are set out on pages 37 and 38.
4 The J Sainsbury plc Share Plan 2005 is a nil cost option plan.

Restricted Share Plan

	Number of restricted shares	Date of award	Price	Vesting date
Justin King	191,204	27.03.04	–	01.06.05
	70,746	27.03.04	–	01.06.06

As previously disclosed, Justin King gave up valuable entitlements arising from the Marks and Spencer executive incentive plans when he joined the Company. The Remuneration Committee agreed to compensate him for these lost entitlements, but rather than making a cash payment, an award of 261,950 restricted shares was made to him. As the award compensated him for his lost entitlements there are no performance conditions. 191,204 shares will be released on 1 June 2005 and 70,746 shares will be released on 1 June 2006, in each case, if he remains an employee of the Company on the relevant date.

The awards will vest before the release dates if his service contract is terminated by the Company other than for cause, in the event of death or on a change of control, unless the awards are replaced by the acquiring company. If he leaves employment for any other reason, the awards will be forfeited.

Directors' interests

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

	Ordinary shares[2,3]	
	26 March 2005	27 March 2004
Justin King	–	–
Roger Matthews	44,932	51,352
Philip Hampton	–	–
June de Moller	1,312	1,500
Jamie Dundas	1,050	1,200
Gary Hughes	–	–
Bridget Macaskill	2,187	2,500
Bob Stack	2,800[6]	–

1 The above table has not been audited.

2 The Company's issued share capital was consolidated on 19 July 2004 on a basis of seven new ordinary shares for eight existing ordinary shares.

3 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children. They also include the beneficial interests in shares which are held in trust under the J Sainsbury Profit Sharing Scheme, the Commitment Shares Plan and the Sainsbury's Share Purchase Plan.

4 The Executive Directors are potential beneficiaries of the Company's employee benefit trusts, which are used to satisfy awards under the Company's employee share plans, and are therefore treated as interested in the 24.7 million shares (2004: 24.8 million) held by the Trustees.

5 The Company's Register of Directors' Interests contains full details of Directors' interests, shareholdings and options over ordinary shares of the Company.

6 Purchased 14 January 2005 and held as 700 American Depository Receipts.

7 No shares have been purchased or sold between 27 March 2005 and 17 May 2005.

Approved by the Board on 17 May 2005

Bob Stack
Chairman of the Remuneration Committee

Subsequent share purchase

On 23 May 2005, Philip Hampton purchased 25,000 shares in the Company.

Statement of Directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the period, and of the profit or loss of the Group for that period. In preparing financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for ensuring the operation of systems of internal control and for taking responsible steps to safeguard the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We have audited the financial statements which comprise the Group profit and loss account, the balance sheets, the Group cash flow statement, the Group statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes, which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration report ('the auditable part').

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the *Operating and financial review*, the *Report of the Directors*, the Statement of corporate governance and the unaudited part of the Remuneration report.

We review whether the Statement of corporate governance reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration report. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 26 March 2005 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London
17 May 2005

Group profit and loss account

for the 52 weeks to 26 March 2005

	Note	2005 £m	2004 £m
Turnover including VAT and sales tax[1]		**16,573**	18,239
VAT and sales tax		**(1,164)**	(1,098)
Continuing operations		**15,202**	14,440
Discontinued operations		**207**	2,701
Turnover excluding VAT and sales tax	2, 3	**15,409**	17,141
Cost of sales (including exceptional costs)	3	**(14,726)**	(15,658)
Gross profit		**683**	1,483
Group administrative expenses (including exceptional costs)	3	**(850)**	(827)
Continuing operations – operating profit before exceptional costs and amortisation of goodwill		**334**	590
Exceptional operating costs	3	**(507)**	(68)
Amortisation of goodwill		**(4)**	–
Continuing operations – operating (loss)/profit		**(177)**	522
Discontinued operations – operating profit before exceptional costs and amortisation of goodwill		**11**	145
Amortisation of goodwill		**(1)**	(11)
Discontinued operations – operating profit		**10**	134
Group operating (loss)/profit	3	**(167)**	656
Share of profit in joint ventures		**1**	–
Profit on sale of properties	4	**21**	17
Disposal of operations – discontinued	5	**252**	(3)
Profit on ordinary activities before interest		**107**	670
Net interest payable	6	**(92)**	(60)
Underlying profit on ordinary activities before taxation[2]		**254**	675
Exceptional items		**(234)**	(54)
Amortisation of goodwill	13	**(5)**	(11)
Profit on ordinary activities before taxation	7	**15**	610
Tax on profit on ordinary activities	10	**50**	(206)
Profit on ordinary activities after taxation		**65**	404
Equity minority interest		**(4)**	(8)
Profit for the financial year		**61**	396
Non-equity dividends	27	**(113)**	–
(Loss)/profit for the year after non-equity dividends		**(52)**	396
Equity dividends	11	**(131)**	(301)
Retained (loss)/profit for the financial year		**(183)**	95
Basic (loss)/earnings per share after non-equity dividends	12	**(3.0)p**	20.7p
Basic earnings per share before non-equity dividends	12	**3.5p**	20.7p
Underlying earnings per share before non-equity dividends[2]	12	**9.0p**	23.4p
Diluted (loss)/earnings per share after non-equity dividends	12	**(3.0)p**	20.6p
Diluted earnings per share before non-equity dividends	12	**3.5p**	20.6p
Underlying diluted earnings per share before non-equity dividends[2]	12	**9.0p**	23.3p
Equity dividends per share	11	**7.80p**	15.69p

1 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

2 Before exceptional items and amortisation of goodwill.

Notes to the financial statements are on pages 52 to 80.

Group statement of total recognised gains and losses

for the 52 weeks to 26 March 2005

	2005 £m	2004 £m
Profit for the financial year	**61**	396
Currency translation differences on foreign currency net investments	**(3)**	(10)
Total recognised gains and losses	**58**	386

There is no material difference between the above profit for the financial year and the historical cost equivalent (2004: £nil).

Reconciliation of movements in equity shareholders' funds

for the 52 weeks to 26 March 2005

	Group		Company	
	2005 £m	Restated[1] 2004 £m	2005 £m	Restated[1] 2004 £m
Profit for the financial year	**61**	396	**284**	308
Non-equity dividends	**(113)**	–	**(113)**	–
Equity dividends	**(131)**	(301)	**(131)**	(301)
	(183)	95	**40**	7
Currency translation differences	**(3)**	(10)	**(33)**	(45)
Goodwill previously written off to reserves	**86**	–	**–**	–
Share redemption	**(547)**	–	**(547)**	–
Share redemption expenses	**(2)**	–	**(2)**	–
B share issue costs	**(1)**	–	**(1)**	–
Shares vested	**1**	–	**1**	–
Proceeds from ordinary shares issued for cash	**5**	16	**5**	16
Net movement in equity shareholders' funds	**(644)**	101	**(537)**	(22)
Opening equity shareholders' funds as restated[1]	**5,018**	4,917	**4,194**	4,216
Closing equity shareholders' funds	**4,374**	5,018	**3,657**	4,194

1 Restated for change in accounting policy in accordance with UITF Abstract 38 – Accounting for ESOP Trusts (see note 1).

at 26 March 2005 and 27 March 2004

	Note	Group 2005 £m	Group Restated[1,2] 2004 £m	Company 2005 £m	Company Restated[1] 2004 £m
Fixed assets					
Intangible assets	13	**125**	208	**–**	–
Tangible assets	14	**7,154**	8,214	**330**	361
Investments	15	**20**	30	**9,122**	8,109
		7,299	8,452	**9,452**	8,470
Current assets					
Stocks	18	**559**	753	**–**	–
Debtors					
Retail debtors (amounts falling due within one year)	19	**271**	319	**29**	14
Sainsbury's Bank debtors (amounts falling due within one year)	19	**1,273**	1,042	**–**	–
Sainsbury's Bank debtors (amounts falling due after more than one year)	19	**1,342**	1,170	**–**	–
	19	**2,886**	2,531	**29**	14
Assets held for resale		**87**	–	**–**	–
Investments	21	**114**	228	**–**	–
Cash at bank and in hand (including Sainsbury's Bank)	25	**673**	543	**317**	159
		4,319	4,055	**346**	173
Creditors: amounts falling due within one year					
Creditors					
Retail creditors	22	**(2,152)**	(2,197)	**(2,607)**	(837)
Sainsbury's Bank creditors	22	**(2,555)**	(2,279)	**–**	–
	22	**(4,707)**	(4,476)	**(2,607)**	(837)
Borrowings	23	**(354)**	(403)	**(283)**	(206)
Sainsbury's Bank borrowings	23	**(36)**	(27)	**–**	–
Net current liabilities		**(778)**	(851)	**(2,544)**	(870)
Total assets less current liabilities		**6,521**	7,601	**6,908**	7,600
Creditors: amounts falling due after more than one year					
Creditors					
Retail creditors	22	**(4)**	(25)	**(1,501)**	(1,509)
Sainsbury's Bank creditors	22	**(22)**	–	**–**	–
	22	**(26)**	(25)	**(1,501)**	(1,509)
Borrowings	23	**(1,704)**	(2,169)	**(1,704)**	(1,868)
Provisions for liabilities and charges	26	**(332)**	(308)	**(46)**	(29)
Total net assets		**4,459**	5,099	**3,657**	4,194
Capital and reserves					
Called up share capital	27	**620**	486	**620**	486
Share premium account	27	**761**	1,438	**761**	1,438
Capital redemption reserve	28	**547**	–	**547**	–
Revaluation reserve	28	**22**	22	**–**	–
Profit and loss account	29	**2,424**	3,072	**1,729**	2,270
Total shareholders' funds (including non-equity interests)		**4,374**	5,018	**3,657**	4,194
Equity minority interest		**85**	81	**–**	–
Total capital employed		**4,459**	5,099	**3,657**	4,194

1 Restated for change in accounting policy in accordance with UITF Abstract 38 – Accounting for ESOP Trusts (see note 1).

2 Restated to reflect the inclusion of the assets, liabilities and cash of Sainsbury's Bank within the appropriate classifications in the Group's balance sheet (see note 1).

Notes to the financial statements are on pages 52 to 80.

The financial statements on pages 48 to 80 were approved by the Board of Directors on 17 May 2005, and are signed on its behalf by

Justin King Chief Executive

Roger Matthews Finance Director

for the 52 weeks to 26 March 2005

	Note	2005 £m	Restated[1] 2004 £m
Net cash inflow from operating activities	30	**936**	869
Returns on investments and servicing of finance			
Interest received		**32**	12
Interest paid		**(107)**	(71)
Interest element of finance lease payments		**(5)**	(29)
Non-equity dividends paid		**(113)**	–
Net cash outflow from returns on investments and servicing of finance		**(193)**	(88)
Taxation		**(71)**	(183)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(720)**	(801)
Purchase of IT assets		**–**	(187)
Sale of tangible fixed assets		**266**	152
Payments for intangible fixed assets		**(4)**	–
Net cash outflow from capital expenditure and financial investment		**(458)**	(836)
Acquisitions and disposals			
Payments relating to disposal of other fixed asset investments		**–**	(28)
Investment in joint ventures and investments		**–**	(5)
Acquisition of subsidiaries		**(101)**	(23)
Cash balances of subsidiaries acquired		**2**	–
Proceeds from disposal of operations	31	**1,144**	185
Cash balances of subsidiaries sold		**(27)**	–
Net cash inflow from acquisitions and disposals		**1,018**	129
Equity dividends paid to shareholders		**(254)**	(300)
Net cash inflow/(outflow) before management of liquid resources and financing		**978**	(409)
Financing			
Issue of ordinary share capital		**5**	16
Capital redeemed		**(547)**	–
Capital redemption expenses		**(2)**	–
Investment in Sainsbury's Bank by minority shareholder		**–**	4
Issue of loan from Sainsbury's Bank minority shareholder		**9**	16
(Decrease)/increase in short-term borrowings		**(14)**	305
(Decrease)/increase in long-term borrowings		**(185)**	2
Capital element of finance lease payments		**(116)**	(41)
Net cash (outflow)/inflow from financing		**(850)**	302
Increase/(decrease) in net cash		**128**	(107)

	Note	2005 £m	Restated[1] 2004 £m
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash in the period		**128**	(107)
Decrease/(increase) in debt		**190**	(323)
Assumption of Swan loan notes		**–**	(314)
Loans acquired with subsidiaries		**–**	(4)
Loans and finance leases disposed of with subsidiaries		**230**	–
Movement in finance leases		**116**	(31)
Exchange adjustments		**(24)**	117
Movement in net debt in the period	25	**640**	(662)
Net debt at the beginning of the year	25	**(2,037)**	(1,375)
Net debt at the end of the year	25	**(1,397)**	(2,037)

1 Restated to reflect the inclusion of the assets, liabilities and cash of Sainsbury's Bank within the appropriate classifications in the Group's balance sheet (see note 1).

Notes to the financial statements are on pages 52 to 80.

1 Accounting policies

Basis of the financial statements

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties, in accordance with the Companies Act 1985 and applicable accounting standards. No profit and loss account is presented for the Company as permitted by Section 230(3) of the Companies Act 1985. The financial year represents the 52 weeks ended Saturday 26 March 2005 (prior year the 52 weeks ended Saturday 27 March 2004).

The presentation of the Group's balance sheet and cash flow statement have been revised to ensure that the financial statements more closely reflect the requirements of Schedule 4 to the Companies Act 1985. This change relates to the presentation of the current assets, liabilities and cash of Sainsbury's Bank within the Group balance sheet. This is a change in presentation only.

The assets, liabilities and cash of Sainsbury's Bank are now presented within the Group's asset, liability and cash classifications. In previous periods, these were reported separately to the assets and liabilities of the rest of the Group, both on the face of the balance sheet and within the notes to the financial statements.

Prior year figures have been restated on a comparable basis.

The Group has adopted UITF Abstract 38 – Accounting for ESOP Trusts and UITF Abstract 17 (revised 2003) – Employee Share Schemes. UITF Abstract 38 – Accounting for ESOP Trusts requires that the costs of shares held by ESOP Trusts should be shown as a deduction from equity shareholders' funds, whereas they were previously shown as assets in the balance sheets. The effect of this change in accounting policy is to reduce shareholders' funds in 2005 by £85 million (2004: prior period adjustment of £86 million). Group investments and Company debtors have been correspondingly reduced.

There was no material impact from UITF Abstract 17 (revised 2003) – Employee Share Schemes.

Consolidation

The Group's financial statements include the results of the Company and all its subsidiaries, associated undertakings and joint ventures, to the extent of Group ownership.

The results of subsidiaries and associated undertakings are included in the Group profit and loss account from the date of acquisition, or in the case of disposals, up to the effective date of disposal.

The Group's interests in its joint ventures are accounted for using the gross equity method.

Goodwill

Goodwill is recognised as an asset on the Group's balance sheet in the year in which it arises and, subject to impairment review, is amortised on a straight line basis over its finite life, a maximum of 20 years.

Goodwill arising on acquisitions prior to 8 March 1998 has been set off against reserves.

Turnover

Turnover consists of sales through retail outlets, sales of completed development properties and, in the case of Sainsbury's Bank, interest receivable, fees and commissions.

In accordance with FRS 5 (ANG), sales through retail outlets are shown net of the cost of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis. Only commission earned from sales through concessions is recognised in turnover.

Cost of sales

Cost of sales consists of all costs to the point of sale including warehouse and transportation costs, all the costs of operating retail outlets and, in the case of Sainsbury's Bank, interest payable.

Deferred tax

Provision for deferred tax is made in respect of all timing differences that have originated, but not reversed, by the balance sheet date. The provision for deferred tax is not discounted. Deferred tax assets are only recognised to the extent that it is considered more likely than not that they will be recovered. Deferred tax is not provided on unremitted earnings of subsidiaries, where no commitment to remit these earnings had been made.

Intangible fixed assets

Pharmacy licences are included in intangible assets and amortised on a straight line basis over their useful economic life of 15 years. Other licences are amortised over three years.

Tangible fixed assets

Depreciation is provided on a straight line basis over the anticipated useful economic lives of the assets using the following rates:

Freehold buildings and leasehold properties – 50 years, or the lease term if shorter.

Fixtures, equipment (including computer software) and vehicles – 3 to 15 years.

Freehold land is not depreciated.

Impairment

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 'Impairment of fixed assets and goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Capitalisation of interest

Interest incurred on borrowings for the financing of specific property developments is capitalised gross of tax relief.

Fixed asset investments

Fixed asset investments are valued at cost less any provision for permanent diminution in value.

1 Accounting policies continued

Leased assets
Assets funded through finance leases are capitalised as fixed assets and depreciated over their estimated useful lives or the lease term, whichever is shorter. The resulting lease obligations are included in creditors, net of finance charges. Interest costs on finance leases are charged direct to the profit and loss account. Rentals under operating leases are charged on a straight line basis up to the date of the next rental review. Operating lease income consists of rentals from properties held for disposal or sub-tenant agreements and is recognised as earned.

Pension costs
The Group accounts for pension plans in accordance with SSAP 24 and has adopted the transitional disclosure requirements of FRS 17.

The costs of providing pensions for employees are charged in the profit and loss account in accordance with the recommendations of independent qualified actuaries. Any funding surpluses or deficits that may arise from time to time are amortised over the average service life of members of the relevant scheme using the projected unit cost method.

Stock
Stocks are valued at the lower of cost and net realisable value. Stocks at warehouses are valued on a first in first out basis. Those at retail outlets are valued at calculated average cost prices.

Foreign currencies
On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year-end exchange rates of the net investment in foreign undertakings, less exchange differences on foreign currency borrowings or forward contracts which finance or hedge those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

Trading transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction.

Financial instruments
The derivative financial instruments used by the Group to manage its interest rate and currency risks are interest rate swaps and swap options, cross currency swaps, forward rate contracts and currency options.

Interest payments or receipts arising from derivative instruments are recognised within net interest payable over the period of the contract. Any premium or discount arising is amortised over the life of the instruments.

Forward currency contracts entered into with respect to trading transactions are accounted for as hedges, with the instrument's impact on profit not recognised until the underlying transaction is recognised in the profit and loss account.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

Sainsbury's Bank

Income recognition
Interest income is recognised in the profit and loss account as it accrues, with the exception of interest on non-performing loans. Arrangement fees and commissions receivable in respect of payment protection insurance are recognised on the basis of work done. Where there is a risk of potential clawback, an appropriate element of the insurance commission receivable is deferred and amortised over the expected average life of the underlying loan. Other fees are recognised when receivable.

Bad and doubtful debts
Specific provisions are made for advances which are recognised to be bad or doubtful. The specific provision is calculated on a portfolio basis for unsecured personal lending but on an individual basis for secured lending. The method used to quantify the appropriate provision is formula-based and takes into account factors such as the length of time that payments from customers are overdue and the propensity of this debt to be repaid over time. The historic recovery rates applied are reviewed at regular intervals for appropriateness by the Sainsbury's Bank Risk Management Committee.

A general provision to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained. As in previous years, the calculation depends on the size of the performing unsecured retail lending portfolio as well as an assessment of the perceived risk inherent in both the unsecured portfolio and the prevailing economic climate. For 2005, the methodology has been updated and now also considers the historic propensity for performing debt to fall into arrears. In the opinion of the Directors, this change in estimation technique gives rise to a more appropriate general provision calculation.

Provisions made during the year are charged to the profit and loss account, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account. Suspended interest is recognised as income on receipt.

Loans and advances are stated in the balance sheet net of specific and general provisions and of interest in suspense. Loans and advances classified as bad debts are written off in part, or in whole, when there is no realistic prospect of recovery.

2 Segmental analysis of turnover, profit and net assets

2005	Turnover[1,2] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Net assets[3] £m
Food retailing – UK	14,914	321	(507)	(186)	5,953
Financial services – UK	288	13	–	13	239
Continuing operations	15,202	334	(507)	(173)	6,192
Food retailing – US	207	11	–	11	–
Property development – UK	–	–	–	–	–
Discontinued operations	207	11	–	11	–
Total	15,409	345	(507)	(162)	6,192
Joint ventures		1	–	1	10
Profit on sale of properties – Food retailing UK			21	21	
Profit on disposal of discontinued operations – Food retailing US			275	275	
Loss on disposal of discontinued operations – Other UK			(23)	(23)	
Net interest payable		(92)	–	(92)	
Underlying profit before tax		254	(234)	20	6,202
Goodwill amortisation – UK		(4)	–	(4)	
Goodwill amortisation – US		(1)	–	(1)	
Group profit before tax		249	(234)	15	6,202
Non-operating assets and liabilities (not allocated)[4]					(270)
Net debt (excluding that of Sainsbury's Bank)					(1,473)
Group net assets					4,459

2004	Turnover[1] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Restated[5] Net assets[3] £m
Food retailing – UK	14,220	564	(68)	496	6,542
Financial services – UK	220	26	–	26	221
Continuing operations	14,440	590	(68)	522	6,763
Food retailing – US	2,688	138	–	138	931
Property development – UK	13	7	–	7	–
Discontinued operations	2,701	145	–	145	931
Total	17,141	735	(68)	667	7,694
Joint ventures		–	–	–	9
Profit on sale of properties – Food retailing UK			18	18	
Loss on sale of properties – Food retailing US			(1)	(1)	
Loss on disposal of operations – Property development UK			(3)	(3)	
Net interest payable		(60)	–	(60)	
Underlying profit before tax		675	(54)	621	7,703
Goodwill amortisation – US		(11)	–	(11)	
Group profit before tax		664	(54)	610	7,703
Non-operating assets and liabilities (not allocated)[4]					(516)
Net debt (excluding that of Sainsbury's Bank)					(2,088)
Group net assets					5,099

1 Excludes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Includes turnover from acquisitions of £96 million (see note 31).
3 Excludes borrowings and intercompany assets and liabilities.
4 Non-operating assets and liabilities (not allocated) comprise proposed dividends, current and deferred taxation and unallocated unlisted investments.
5 Restated for the change in accounting policy regarding UITF 38 (see note 1).

Turnover is disclosed by origin. There is no material difference between turnover by origin and by destination. Sales between the Group's business segments are not material.

3 Analysis of operating profit

	2005			2004		
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Turnover	**15,202**	**207**	**15,409**	14,440	2,701	17,141
Cost of sales	**(14,106)**	**(189)**	**(14,295)**	(13,147)	(2,459)	(15,606)
Exceptional cost of sales	**(431)**	**–**	**(431)**	(52)	–	(52)
Gross profit	**665**	**18**	**683**	1,241	242	1,483
Administrative expenses	**(762)**	**(7)**	**(769)**	(703)	(97)	(800)
Exceptional administrative expenses	**(76)**	**–**	**(76)**	(16)	–	(16)
Amortisation of goodwill	**(4)**	**(1)**	**(5)**	–	(11)	(11)
Group administrative expenses	**(842)**	**(8)**	**(850)**	(719)	(108)	(827)
Group operating (loss)/profit	**(177)**	**10**	**(167)**	522	134	656

The exceptional operating costs total £507 million of which Business Transformation costs are £22 million and Business Review costs are £485 million as stated below:

	2005 £m	2004 £m
Business Transformation Programme	**17**	52
Business Review	**414**	–
Exceptional cost of sales	**431**	52
Business Transformation Programme	**5**	7
Business Review	**71**	–
Safeway bid costs	**–**	9
Exceptional administrative expenses	**76**	16
Total exceptional operating costs	**507**	68

The conclusion of the previous years' Business Transformation Programme comprised primarily of reorganisation costs and asset write-offs.

Costs directly related to the Business Review have been treated as exceptional operating items due both to their size and non-recurring nature. Business Review costs primarily relate to the write-off of redundant information technology assets, the write-off of redundant automated equipment in the new distribution centres, employee-related reorganisation costs, a write-down in the carrying value of stock and property costs associated with store closures and development sites. In total, Business Review exceptional items are £510 million, including £25 million of property write-downs included within non-operating property profits. A significant proportion of these exceptional costs are of a non-cash nature. The cash paid in respect of these items was £14 million.

Business Review exceptional items

	2005 £m
IT systems	**145**
Employee-related	**41**
Stock	**90**
Supply chain	**119**
Property	**75**
Other	**15**
Operating exceptionals	**485**
Property write-downs	**25**
Total	**510**

4 Profit/(loss) on sale of properties

	2005 £m	2004 £m
Profit on disposal of Sainsbury's Supermarkets' properties (net)	**21**	18
Loss on disposal of Shaw's Supermarkets' properties	**–**	(1)
	21	17

Included within the profit on disposal of Sainsbury's Supermarkets' properties is £25 million of property write-downs as part of the Business Review.

5 Disposal of operations – discontinued

On 30 April 2004, the Group sold its US supermarkets business ('Shaw's') for a total consideration of $2,475 million and a profit of £275 million was realised on the sale (see note 31). This profit was partially offset by £23 million of adjustments relating to prior disposals.

	2005 £m	2004 £m
Profit on disposal of Shaw's Supermarkets (note 31)	**275**	–
Loss on disposal of JS Developments and associated properties	**(3)**	(3)
Loss on disposal of other previously discontinued operations	**(20)**	–
	252	(3)

6 Net interest payable

	2005 £m	2004 £m
Interest receivable	**35**	25
Interest payable and similar charges		
Bank loans and overdrafts	**3**	1
Other loans	**124**	81
Finance leases	**5**	29
	132	111
Interest capitalised – tangible fixed assets (note 14)	**(5)**	(24)
Interest capitalised – land held for and in the course of development	**–**	(2)
	127	85
Net interest payable	**92**	60

Total interest receivable amounted to £222 million (2004: £173 million), including interest receivable attributable to Sainsbury's Bank of £187 million (2004: £148 million) included in sales. Total interest payable amounted to £236 million (2004: £184 million) including interest payable attributable to Sainsbury's Bank of £104 million (2004: £73 million) included in cost of sales. Interest is capitalised at the weighted average cost of related borrowings.

7 Profit on ordinary activities before taxation

		2005 £m	2004 £m
Profit on ordinary activities before taxation is stated after charging/(crediting):			
Depreciation of tangible assets	– owned assets	**448**	383
	– owned assets (accelerated write-off)	**293**	–
	– assets under finance leases	**18**	40
Amortisation of goodwill and other intangible assets (note 13)		**8**	13
Operating lease rentals	– properties	**270**	298
	– fixtures, equipment and vehicles	**21**	17
	– receivable	**(32)**	(30)

The Auditors' remuneration for audit services amounted to £0.6 million (2004: £0.6 million) for the Group including £0.1 million (2004: £0.1 million) for the Company. The Auditors also received £0.7 million (2004: £2.8 million) for non-audit services relating to further assurance services £0.5 million (2004: £2 million) and taxation advice £0.2 million (2004: £0.8 million).

8 Employees

	2005 £m	2004 £m
Employees' and Executive Directors' remuneration and related costs during the year amounted to:		
Wages and salaries	**1,464**	1,793
Social security costs	**95**	118
Other pension costs	**99**	89
	1,658	2,000

	2005 Number 000's	2004 Number 000's
The average number of employees during the year were:		
Full-time	**49.8**	56.7
Part-time	**105.1**	123.5
	154.9	180.2
Full-time equivalent	**97.4**	113.6

	2005 Number 000's	2004 Number 000's
The average number of employees (full-time equivalent) during the year were employed in the following countries:		
United Kingdom	**96.0**	94.0
United States	**1.4**	19.6
	97.4	113.6

9 Advances to Directors and connected persons

At 26 March 2005, authorisations, arrangements and agreements entered into by Directors and connected persons in the normal course of business with Sainsbury's Bank amounted to £5,000 (2004: £30,000). The number of persons: two (2004: five).

The details of Directors' emoluments and interests are set out in the Remuneration report on pages 36 to 45.

10 Taxation on profit on ordinary activities

	2005 £m	2004 £m
UK Corporation tax at 30 per cent (2004: 30 per cent)	**70**	165
Over provision in prior periods – UK	**(4)**	(9)
	66	156
Deferred tax	**23**	24
Overseas tax – current	**3**	33
Overseas tax – deferred	**–**	6
Tax on exceptional items – current	**(64)**	(15)
Tax on exceptional items – deferred	**(78)**	2
Tax on profit on ordinary activities	**(50)**	206

	2005 %	2004 %
A reconciliation of the standard tax rate to the current tax charge is as follows:		
Tax on profit at UK standard rate of 30 per cent (2004: 30 per cent)	**30.0**	30.0
Effects of:		
Higher tax rate on US profits	**4.4**	1.7
Disallowed depreciation on UK properties	**126.4**	3.3
Amortisation of goodwill	**9.4**	0.6
Capital allowance less than/(in excess of) depreciation and other timing items	**424.3**	(5.7)
Disposal of operations	**(513.7)**	0.2
Prior year items	**(28.0)**	(1.4)
Other items	**(19.9)**	(0.1)
Current tax charge	**32.9**	28.6

The figures above are based on percentages of profit before tax of £15 million (2004: £610 million).
The rate of tax payable in future periods will be affected by disallowed depreciation on UK properties.

11 Equity dividends

	2005 pence per share	2004 pence per share	2005 £m	2004 £m
Interim	**2.15**	4.33	**36**	83
Final proposed	**5.65**	11.36	**95**	218
	7.80	15.69	**131**	301

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Plan Trusts (note 29), which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

	2005 million	2004 million
Weighted average number of shares in issue	**1,749.9**	1,913.8
Weighted average number of dilutive share options	**6.7**	4.4
Total number of shares for calculating diluted earnings per share	**1,756.6**	1,918.2

The alternative measure of earnings per share is provided by excluding the effect of exceptional items and amortisation of goodwill to reflect the Group's underlying trading performance.

	2005		2004	
	Earnings £m	Per share amount pence	Earnings £m	Per share amount pence
Basic (loss)/earnings after deducting non-equity dividends	**(52)**	**(3.0)**	396	20.7
Add back non-equity dividends	**(113)**	**(6.5)**	–	–
Basic earnings before non-equity dividends	**61**	**3.5**	396	20.7
Exceptional items net of tax				
Included in operating profit	**365**	**20.8**	53	2.8
Profit on sale of properties	**(21)**	**(1.2)**	(15)	(0.8)
Disposal of operations	**(252)**	**(14.4)**	3	0.1
Amortisation of goodwill	**5**	**0.3**	11	0.6
Underlying earnings before non-equity dividends, exceptional items and amortisation of goodwill	**158**	**9.0**	448	23.4
Diluted (loss)/earnings after deducting non-equity dividends	**(52)**	**(3.0)**	396	20.6
Diluted earnings before non-equity dividends	**61**	**3.5**	396	20.6
Underlying diluted earnings before non-equity dividends, exceptional items and amortisation of goodwill	**158**	**9.0**	448	23.3

In accordance with FRS 14, prior period earnings per share has not been restated for the capital return and share consolidation as the overall commercial effect is that of a share repurchase at fair value.

13 Intangible fixed assets

	Goodwill £m	Pharmacy licences £m	Total £m
Cost			
At 28 March 2004	238	31	269
Additions	82	4	86
Disposals	(202)	–	(202)
Exchange adjustments	5	–	5
At 26 March 2005	**123**	**35**	**158**
Amortisation			
At 28 March 2004	52	9	61
Charge for the year	5	3	8
Disposals	(38)	–	(38)
Exchange adjustments	2	–	2
At 26 March 2005	**21**	**12**	**33**
Net book value			
At 26 March 2005	**102**	**23**	**125**
At 27 March 2004	186	22	208

Additions include goodwill on the acquisition of Jacksons Stores Ltd and JB Beaumont Ltd. Disposals relate to the goodwill previously held relating to acquisitions within the US business.

14 Tangible fixed assets

	Group			Company
	Properties £m	Fixtures, equipment and vehicles £m	Total £m	Properties £m
Cost				
At 28 March 2004	6,842	4,472	11,314	379
Additions	469	328	797	3
Acquisition of subsidiaries	7	15	22	–
Disposal of subsidiaries	(859)	(329)	(1,188)	–
Disposals	(253)	(144)	(397)	(33)
Transfers to assets held for resale	(101)	–	(101)	–
Exchange adjustments	18	7	25	–
At 26 March 2005	**6,123**	**4,349**	**10,472**	**349**
Accumulated depreciation				
At 28 March 2004	997	2,103	3,100	18
Charge for the year (note 7)	86	673	759	2
Disposal of subsidiaries	(232)	(151)	(383)	–
Disposals	(14)	(139)	(153)	(1)
Transfers to assets held for resale	(14)	–	(14)	–
Exchange adjustments	6	3	9	–
At 26 March 2005	**829**	**2,489**	**3,318**	**19**
Net book value				
At 26 March 2005	**5,294**	**1,860**	**7,154**	**330**
At 27 March 2004	5,845	2,369	8,214	361
Capital work-in-progress included above				
At 26 March 2005	**306**	**63**	**369**	**–**
At 27 March 2004	410	108	518	–

Interest capitalised included in additions amounted to £5 million (2004: £24 million) for the Group and £nil (2004: £nil) for the Company. Accumulated interest capitalised included in the cost or valuation total above amounts to £247 million (2004: £294 million) for the Group and £nil (2004: £nil) for the Company.

14 Tangible fixed assets continued

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
The net book value of properties comprised:				
Freehold land and buildings	4,211	4,291	147	145
Long leasehold	723	726	183	216
Short leasehold	360	828	–	–
	5,294	5,845	330	361

Analysis of assets held under finance leases – Group

	2005			2004		
	Properties £m	Fixtures, equipment and vehicles £m	Total £m	Properties £m	Fixtures, equipment and vehicles £m	Total £m
Cost	–	–	–	228	338	566
Depreciation	–	–	–	67	237	304
Net book value	–	–	–	161	101	262

Assets held under finance leases were disposed of as part of the sale of the US food retailing business or expired during the year.

	Group		Company	
Analysis of properties	Cost £m	Valuation £m	Cost £m	Valuation £m
At 26 March 2005				
Freehold				
Cost	4,692		154	
1973 valuation		2		–
1992 valuation		49		–
Long leasehold				
Cost	857		195	
1973 valuation		3		–
1992 valuation		22		–
Short leasehold				
Cost	498		–	
	6,047	76	349	–

The Group has followed the transitional provisions in FRS 15 'Tangible fixed assets' to retain the book value of land and buildings, modified by the revaluation of certain properties in 1973 and 1992, without updating the valuations. The 1973 valuation, covering substantially the whole of the Group's properties at that time, was made on the basis of open market values by Healey & Baker and G.L. Hearn and Partners. The 1992 valuation, covering a number of non-retail properties, was made on the basis of open market values by J Trevor & Sons.

The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £5 billion by a considerable margin.

If the properties included at valuation had been included at cost, the cost and accumulated depreciation figures at 26 March 2005 would have been:

	Group		Company	
	Cost £m	Depreciation £m	Cost £m	Depreciation £m
Freehold land and buildings	4,711	529	154	7
Long leasehold	873	158	195	12
Short leasehold	498	138	–	–
	6,082	825	349	19

15 Fixed asset investments

	Group		Company	
	2005 £m	Restated[1] 2004 £m	2005 £m	2004 £m
Shares in Group undertakings (note 16)	**-**	-	**9,116**	8,103
Joint ventures (note 17)	**10**	9	**6**	6
Other unlisted investments at cost	**10**	21	**-**	-
	20	30	**9,122**	8,109

1 Restated in accordance with UITF 38 (see note 1).

16 Shares in Group undertakings

The Company's principal operating subsidiaries are:

	Share of ordinary allotted capital and voting rights	Country of registration or incorporation
Bells Stores Ltd (food retailing)	100%	England
Jacksons Stores Ltd (food retailing)	100%	England
JB Beaumont Ltd (food retailing)	100%	England
JS Insurance Ltd (insurance services)	100%	Isle of Man
Sainsbury's Bank plc (financial services)	55%	England
Sainsbury's Card Services Ltd[1] (card handling services)	100%	England
Sainsbury's Supermarkets Ltd (food retailing)	100%	England
Swan Infrastructure Holdings Ltd (IT assets)	100%	England

1 Not directly owned by J Sainsbury plc.

All principal operating subsidiaries operate in the countries of their registration or incorporation, and have been included in the consolidation up to and as at 26 March 2005. Audited financial statements are drawn up to 31 March 2005 for Sainsbury's Bank plc. Management accounts have been used to include the results up to 26 March 2005.

	Shares at cost £m	Long-term capital advances £m	Total net investment £m
Summary of movements – Company			
At 28 March 2004	4,912	3,191	8,103
Investment in subsidiaries[1]	1,197	–	1,197
Disposal of subsidiaries	(352)	–	(352)
Net advances of long-term capital	–	198	198
Exchange adjustments	(30)	–	(30)
At 26 March 2005	**5,727**	**3,389**	**9,116**

1 Subsidiaries previously owned within the Group are now directly owned by J Sainsbury plc.

17 Investment in joint ventures

The holdings directly owned by the Company of the Group's principal joint ventures were:

	Year-end	Share of ordinary allotted capital	Country of registration or incorporation
Hedge End Park Ltd (property investment – UK)	26 March	50%	England
Boutique Sainsbury SARL *(food retailing – France)*	*31 December*	50%	*France*

Management accounts of Boutique Sainsbury SARL have been used to include the results up to 26 March 2005.

The Group's share in its principal joint ventures is detailed below:

	2005 £m	2004 £m
Share of fixed assets	4	3
Share of current assets	6	6
Share of net assets	10	9

For the year ended 26 March 2005 the Group's share of turnover amounted to £1 million (2004: £nil) and the share of profit before tax was £1 million (2004: £nil).

Summary of investment	Shares at cost £m	Group share of post acquisition reserves £m	Total £m
Group			
At 28 March 2004	6	3	9
Share of retained profit	–	1	1
At 26 March 2005	6	4	10
Company			
At 26 March 2005 and 27 March 2004	6		6

18 Stocks

	2005 £m	2004 £m
Goods held for resale	547	746
Land held for and in the course of development	12	7
	559	753

19 Debtors

	Group		Company	
	2005 £m	Restated[1] 2004 £m	2005 £m	Restated[2] 2004 £m
Retail debtors (excluding Sainsbury's Bank debtors)				
Trade debtors	27	71	–	–
Other debtors	130	99	29	14
Prepayments	114	149	–	–
	271	319	29	14
Sainsbury's Bank debtors (amounts falling due within one year)				
Trade debtors: loans and advances to banks	9	33	–	–
Trade debtors: loans and advances to customers	1,216	934	–	–
Prepayments and accrued income	48	75	–	–
	1,273	1,042	–	–
Sainsbury's Bank debtors (amounts falling due after one year)				
Trade debtors: loans and advances to customers	1,342	1,170	–	–
Total debtors	2,886	2,531	29	14

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).
2 Restated in accordance with UITF 38 (see note 1).

20 Assets and liabilities of Sainsbury's Bank

	Group	
	2005 £m	2004 £m
Total assets and liabilities of Sainsbury's Bank are detailed below:		
Fixed assets	**36**	27
Current assets		
Cash (note 25)	**112**	78
Treasury bills and other eligible bills (note 21)	**75**	61
Loans and advances to banks (note 19)	**9**	33
Loans and advances to customers (note 19)	**1,216**	934
Debt securities (note 21)	**15**	148
Prepayments and accrued income (note 19)	**48**	75
	1,475	1,329
Loans and advances to customers due after more than one year (note 19)	**1,342**	1,170
	2,853	2,526
Current liabilities: due within one year		
Loan from minority shareholder (note 23)	**36**	27
Deposits by banks (note 22)	**32**	–
Customer accounts (note 22)	**2,432**	2,200
Accruals and deferred income (note 22)	**91**	79
Intercompany liabilities	**49**	38
	2,640	2,344
Deposits by banks due after more than one year (note 22)	**22**	–
	2,662	2,344

21 Current asset investments

	2005 £m	Restated[1] 2004 £m
Investments listed on a recognised stock exchange at cost (equivalent to market value)	**24**	19
Sainsbury's Bank working capital investments		
Treasury bills and other eligible bills	**75**	61
Debt securities	**15**	148
	90	209
Total current asset investments	**114**	228

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

22 Creditors

	Group		Company	
	2005 £m	Restated[1] 2004 £m	2005 £m	2004 £m
Due within one year				
Retail creditors (excluding Sainsbury's Bank creditors)				
Trade creditors	1,393	1,229	–	–
Amounts due to Group undertakings	–	–	2,403	547
Corporation tax	11	85	29	27
Social security and other taxes	44	30	–	–
Other creditors	395	355	12	11
Accruals	214	280	68	34
Proposed dividend	95	218	95	218
	2,152	2,197	2,607	837
Sainsbury's Bank creditors				
Deposits by banks	32	–	–	–
Customer accounts	2,432	2,200	–	–
Accruals and deferred income	91	79	–	–
	2,555	2,279	–	–
Total creditors due within one year	4,707	4,476	2,607	837
Due after more than one year				
Retail creditors (excluding Sainsbury's Bank creditors)				
Amounts due to Group undertakings	–	–	1,501	1,509
Other creditors	4	25	–	–
	4	25	1,501	1,509
Sainsbury's Bank creditors				
Deposits by banks	22	–	–	–
Total creditors due after more than one year	26	25	1,501	1,509

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

23 Borrowings

	Group		Company	
	2005 £m	Restated[1] 2004 £m	2005 £m	2004 £m
Due within one year				
Bank loans and overdrafts	**180**	340	**109**	184
Short-term notes	**174**	22	**174**	22
Obligations under finance leases	**–**	41	**–**	–
Total short-term borrowings	**354**	403	**283**	206
Sainsbury's Bank borrowings				
Loan from minority shareholder	**36**	27	**–**	–
Due after more than one year				
Bank and other loans	**–**	11	**–**	–
Medium-term notes	**–**	164	**–**	164
£314.5m 5.25% Notes – May 2007	**314**	314	**314**	314
€800m 5.625% Notes – July 2008	**487**	487	**487**	487
£300m 6.5% Notes – July 2012	**300**	300	**300**	300
£250m 6.125% Notes – April 2017	**250**	250	**250**	250
£350m 6% Notes – April 2032	**350**	350	**350**	350
8% Irredeemable unsecured loan stock	**3**	3	**3**	3
Obligations under finance leases	**–**	290	**–**	–
Total borrowings due after more than one year	**1,704**	2,169	**1,704**	1,868

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

Summary of borrowings	Group		Company	
	2005 £m	Restated[1] 2004 £m	2005 £m	2004 £m
Due within one year				
Bank and other loans	**354**	362	**283**	206
Obligations under finance leases	**–**	41	**–**	–
Sainsbury's Bank loan from minority shareholder	**36**	27	**–**	–
Due after one and within two years				
Bank and other loans	**–**	–	**–**	–
Obligations under finance leases	**–**	46	**–**	–
Due after two and within five years				
Bank and other loans	**801**	965	**801**	965
Obligations under finance leases	**–**	69	**–**	–
Due after five years				
Bank and other loans	**903**	914	**903**	903
Obligations under finance leases	**–**	175	**–**	–
	2,094	2,599	**1,987**	2,074

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

The Group entered into a new £600 million five-year syndicated bank facility in February 2005. The Group also maintains two bilateral revolving credit facilities totalling £100 million (2004: £635 million), both of which expire within one year although both have term-out options under which the company has the option to draw funds for terms up to twelve months prior to the maturity date. As at 26 March 2005 there were no drawings under these bank facilities (2004: £nil).

24 Financial instruments

Within the financial assets and financial liabilities analysed in the tables below, fixed rate financial assets of £7 million (2004: £7 million), financial assets on which no interest is paid of £nil (2004: £2 million), financial liabilities on which no interest is paid of £4 million (2004: £25 million), floating rate financial liabilities of £85 million (2004: £43 million), Sainsbury's Bank assets of £1,441 million (2004: £1,412 million) and Sainsbury's Bank liabilities of £54 million (2004: £nil) are not included in net debt, as analysed in note 25.

Debtors receivable, creditors payable, Sainsbury's Bank loans and advances to customers and Sainsbury's Bank customer accounts due in less than one year are excluded from the analysis. The Group's policies and procedures in relation to treasury management, including the management of interest and currency risk, are set out in the Operating and financial review on pages 23 to 28.

Fair values of financial assets and financial liabilities	2005 Book value £m	2005 Fair value £m	Restated[1] 2004 Book value £m	Restated[1] 2004 Fair value £m
Primary financial instruments held or issued to finance Group operations				
Borrowings due within one year	**(354)**	**(354)**	(403)	(404)
Borrowings due after one year	**(1,704)**	**(1,778)**	(2,169)	(2,279)
Other creditors	**(89)**	**(89)**	(68)	(68)
Deposits maturing in one year	**592**	**592**	487	488
Deposits maturing after one year	**–**	**–**	4	4
Debtors	**–**	**–**	2	2
Primary financial instruments held or issued to finance Sainsbury's Bank				
Loan from minority shareholder	**(36)**	**(36)**	(27)	(27)
Deposits by banks due within one year	**(32)**	**(32)**	–	–
Deposits by banks due after one year	**(22)**	**(22)**	–	–
Deposits maturing in one year	**211**	**211**	320	320
Loans and advances to customers due after one year	**1,342**	**1,342**	1,170	1,170
Derivative financial instruments held to manage the interest and currency profile				
Interest rate and currency swaps	**–**	**127**	–	116
Forward foreign exchange contracts	**–**	**(1)**	–	–

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

The fair value of financial assets and financial liabilities are calculated by reference to market prices wherever these are available and otherwise by discounting future cash flows at prevailing interest and exchange rates.

The above analysis includes store finance leases held in the Group's US operations with a capitalised value of £nil (2004: £212 million). It is not considered practical to estimate the fair value of these financial liabilities as no appropriate external benchmark is available. They are therefore included in the above analysis at book value.

Financial assets

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial assets was:

	Total £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m
Sterling – Retail	**580**	**573**	**7**	**–**
Sterling – Sainsbury's Bank	**1,553**	**211**	**1,342**	**–**
US Dollar	**8**	**8**	**–**	**–**
Other	**4**	**4**	**–**	**–**
At 26 March 2005	**2,145**	**796**	**1,349**	**–**
Sterling – Retail	1,123	1,116	7	–
Sterling – Sainsbury's Bank	1,490	320	1,170	–
US Dollar	58	56	–	2
Other	–	–	–	–
At 27 March 2004[1]	2,671	1,492	1,177	2

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

Floating rate financial assets comprise bank balances linked to bank base rates and money market fund balances, money market deposits and currency swaps of £nil (2004: £688 million) bearing interest rates linked to LIBOR. The fixed rate financial assets have a weighted average interest rate of 7.75 per cent (2004: 7.75 per cent) fixed for an average period of 0.7 years (2004: 1.2 years).

24 Financial instruments continued

Financial liabilities

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial liabilities was:

	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Fixed rate debt: Weighted average interest rate %	Fixed rate debt: Average time for which rate is fixed years
Sterling – Retail	**2,147**	**1,775**	**368**	**4**	**5.44**	**2.5**
Sterling – Sainsbury's Bank	**90**	**36**	**54**	**–**	**4.96**	**1.2**
US Dollar	**–**	**–**	**–**	**–**	**–**	**–**
At 26 March 2005	**2,237**	**1,811**	**422**	**4**	**5.38**	**2.4**
Sterling – Retail	2,333	1,963	368	2	5.44	3.4
Sterling – Sainsbury's Bank	27	27	–	–	–	–
US Dollar	995	640	332	23	9.05	9.2
At 27 March 2004[1]	3,355	2,630	700	25	7.16	6.1

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

Floating rate financial liabilities comprise bank overdrafts linked to bank base rates and money market loans, commercial paper, bank borrowings, currency swaps of £nil (2004: £698 million) and interest rate swaps bearing interest rates linked to LIBOR. The financial liabilities on which no interest is paid do not have predetermined dates of payment and therefore a weighted average period of maturity cannot be calculated.

Onerous leases are considered to be a floating rate financial liability as, in establishing the provision, the cash flows have been discounted. The discount rate is reappraised at each half yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

The above analysis excludes a cancellable swap in a notional principal amount of £150 million under which the Company pays a fixed rate of 4.09 per cent and receives floating rate LIBOR. The counterparty may exercise an option to cancel the swap on quarterly dates through to August 2030.

Currency exposures

After taking into account forward contracts the Group had net euro denominated monetary assets of £36 million (2004: £25 million), US dollar denominated monetary assets of £33 million (2004: £25 million) and Australian dollar monetary assets of £1 million (2004: £2 million). The Group has net euro denominated trade creditors of £8 million (2004: £6 million), Australian dollar denominated trade creditors of £1 million (2004: £nil) and US dollar denominated receivables of £nil (2004: £1 million). Excluded from the comparative figures are non-sterling borrowings undertaken by the Company to hedge investments in overseas operations.

Sainsbury's Bank is not exposed to currency risk at this time and does not have any assets or liabilities denominated in currencies other than sterling so no currency risk arises.

Gains and losses on hedges

The Group's unrecognised and deferred gains and losses in respect of hedges were:

	Unrecognised			Recognised		
	Gain £m	Loss £m	Total gain/(loss) £m	Gain £m	Loss £m	Total gain/(loss) £m
Gains and losses on hedges at 28 March 2004[1]	168	(52)	116	–	(10)	(10)
Arising in previous years included in 2004/05 income	(3)	16	13	–	10	10
Gains and losses not included in 2003/04 income						
Arising in previous years	**165**	**(36)**	**129**	**–**	**–**	**–**
Arising in 2004/05	**2**	**(5)**	**(3)**	**–**	**–**	**–**
Gains and losses on hedges at 26 March 2005	**167**	**(41)**	**126**	**–**	**–**	**–**
Of which:						
Gains and losses expected to be included in 2006 income	**8**	**(2)**	**6**	**–**	**–**	**–**
Gains and losses expected to be included in 2007 income or later	**159**	**(39)**	**120**	**–**	**–**	**–**

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

24 Financial instruments continued

Sainsbury's Bank – Interest rate sensitivity

The management of the Bank's treasury operations is separate from that of the Group, as described in the Operating and financial review on page 23.

Sainsbury's Bank's exposure to movements in interest rates is shown in the following table which discloses the interest rate repricing profile of assets and liabilities as at 26 March 2005. Any asset (or positive) gap position reflects the fact that the Bank's financial assets reprice more quickly, or in greater proportion than liabilities in a given time period and will tend to benefit net interest rate income in a rising interest rate environment. A liability (or negative) gap exists when liabilities reprice more quickly or in greater proportion than assets during a given period *and tends to benefit net interest income in a declining rate environment. Items are allocated to time bands by reference to the earlier of the next* contractual interest rate repricing date and the maturity date.

Interest rate sensitivity table of Sainsbury's Bank at 26 March 2005	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets:							
Eligible bank bills	75	–	–	–	–	–	75
Loans and advances to banks	9	–	–	–	–	–	9
Loans and advances to customers	1,195	98	210	980	75	–	2,558
Debt securities	15	–	–	–	–	–	15
Other assets	–	–	–	–	–	196	196
Total assets	1,294	98	210	980	75	196	2,853
Liabilities:							
Customer accounts	2,185	91	146	10	–	–	2,432
Other liabilities	32	–	–	20	2	96	150
Subordinated liabilities	80	–	–	–	–	–	80
Shareholders' funds	–	–	–	–	–	191	191
Total liabilities	2,297	91	146	30	2	287	2,853
On-balance sheet gap	(1,003)	7	64	950	73	(91)	–
Derivative instruments	834	(64)	(131)	(627)	(12)	–	–
Net interest rate sensitivity gap	(169)	(57)	(67)	323	61	(91)	–
Cumulative gap	(169)	(226)	(293)	30	91	–	–

24 Financial instruments continued

Interest rate sensitivity table of Sainsbury's Bank at 27 March 2004	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets:							
Eligible bank bills	61	–	–	–	–	–	61
Loans and advances to banks	33	–	–	–	–	–	33
Loans and advances to customers	903	115	175	863	48	–	2,104
Debt securities	148	–	–	–	–	–	148
Other assets	–	–	–	–	–	180	180
Total assets	1,145	115	175	863	48	180	2,526
Liabilities:							
Customer accounts	2,045	3	152	–	–	–	2,200
Other liabilities	–	–	–	–	–	84	84
Subordinated liabilities	60	–	–	–	–	–	60
Shareholders' funds	–	–	–	–	–	182	182
Total liabilities	2,105	3	152	–	–	266	2,526
On-balance sheet gap	(960)	112	23	863	48	(86)	–
Derivative instruments	927	(139)	(313)	(468)	(7)	–	–
Net interest rate sensitivity gap	(33)	(27)	(290)	395	41	(86)	–
Cumulative gap	(33)	(60)	(350)	45	86	–	–

The Bank has entered into interest rate swaps on a notional principal amount of £945 million (2004: £1,076 million). The underlying risks involved are significantly lower than the contract or notional principal amounts, as evidenced by the risk weighted amounts calculated using the Financial Services Authority's capital adequacy rules totalling £1 million (2004: £2 million) and their fair value represented by replacement cost £3 million (2004: £4 million).

25 Analysis of net debt

	Restated[1] At 27 March 2004 £m	Cash flow £m	Acquisitions and disposals £m	Other non-cash movements £m	Exchange adjustments £m	At 26 March 2005 £m
Current asset investments (excluding Sainsbury's Bank working capital investments)	19	5	–	–	–	**24**
Cash at bank and in hand	465	120	(25)	–	1	**561**
Sainsbury's Bank cash	78	34	–	–	–	**112**
Bank overdrafts	–	(6)	–	–	–	**(6)**
	562	153	(25)	–	1	**691**
Due within one year						
Borrowings	(362)	14	–	–	–	**(348)**
Finance leases	(41)	72	5	(36)	–	**–**
Sainsbury's Bank loan from minority shareholder	(27)	(9)	–	–	–	**(36)**
	(430)	77	5	(36)	–	**(384)**
Due after more than one year						
Borrowings	(1,879)	185	10	–	(20)	**(1,704)**
Finance leases	(290)	44	215	36	(5)	**–**
	(2,169)	229	225	36	(25)	**(1,704)**
	(2,599)	306	230	–	(25)	**(2,088)**
Total net debt	(2,037)	459	205	–	(24)	**(1,397)**
Of which:						
Net debt (excluding Sainsbury's Bank)	(2,088)	434	205	–	(24)	**(1,473)**
Sainsbury's Bank	51	25	–	–	–	**76**
	(2,037)	459	205	–	(24)	**(1,397)**

1 Restated for the change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1).

26 Provisions for liabilities and charges

	Group					Company		
	Deferred tax £m	Onerous leases £m	Restructuring and disposal costs £m	Unfunded pension liabilities £m	Total £m	Onerous leases £m	Disposal costs £m	Total £m
At 28 March 2004	234	43	24	7	308	14	15	29
Disposals	(6)	–	–	–	(6)	–	–	–
Utilised	–	(8)	(34)	(1)	(43)	(1)	(21)	(22)
Charged to profit and loss account	–	50	75	3	128	–	39	39
Deferred tax – UK	(55)	–	–	–	(55)	–	–	–
At 26 March 2005	**173**	**85**	**65**	**9**	**332**	**13**	**33**	**46**

The onerous lease provision covers residual lease commitments of up to 70 years, after allowance for existing or anticipated sublet rental income. The charge to the profit and loss account of £50 million includes lease commitments in respect of store and office exits as part of the Business Review.

The restructuring and disposal costs include a provision for disposal costs (£33 million) relating to indemnities arising from the disposal of subsidiaries. The provision for restructuring costs (£32 million) relates to supply chain commitments (£11 million), part of the Business Transformation Programme, and severance costs (£21 million) arising from the Business Review (see note 3). The costs for restructuring and disposal are expected to be incurred in the year ending 25 March 2006.

The provision for the unfunded pension liabilities is unwound when each colleague reaches retirement and takes their pension from the Company payroll or is crystallised in the event of a colleague leaving or retiring and choosing to take the provision as a one-off cash payment.

The provision for deferred tax comprises:

	2005 £m	2004 £m
Timing differences between depreciation and capital allowances	**157**	223
Other timing differences	**16**	11
	173	234

27 Called up share capital and share premium account

	Ordinary shares million	B shares million	Ordinary shares £m	B shares £m	Aggregate nominal value £m	Share premium £m	Consideration £m
Authorised							
Ordinary shares of 28 4/7 pence each – 2,450 million shares (2004: 2,200 million shares at 25 pence each)			700	–	700		
Non-equity B shares of 35 pence each – 2,100 million shares (2004: nil)			–	735	735		
Allotted and fully paid							
At 28 March 2004	1,943	–	486	–	486	1,438	
Issue of B shares		1,943	–	680	680	(680)	
Redemption of B shares		(1,561)	–	(547)	(547)	–	
Consolidation of ordinary shares	(243)					–	
B share issue costs						(1)	
Allotted in respect of share option schemes	2	–	1	–	1	4	5
At 26 March 2005	**1,702**	**382**	**487**	**133**	**620**	**761**	**5**

Shareholders approved a £680 million return of share capital, by way of a B share scheme, at the Company's Extraordinary General Meeting on 12 July 2004. Shareholders were given the option of receiving an initial dividend payment of 35 pence for each B share held or redeeming the B shares immediately or in the future at 35 pence per share. The future redemption dates are 18 January and 18 July each year until 18 July 2007.

Total capital returned to shareholders by 26 March 2005 amounted to £659 million, of which £112 million was by way of initial dividend payment and £547 million was through share redemption. The B shares which received the initial dividend were subsequently converted to deferred shares. The deferred shares were redeemed at the close of business on 13 May 2005 for a total consideration of one pence and were cancelled. There remains a further 62 million B shares valued at £21 million to be redeemed at a future date. These shareholders will receive a preference dividend of 75 per cent of the 6 month LIBOR, until their redemption which is fixed at 35 pence per B share. The current preference dividend rate is 3.67 per cent (75 per cent of 4.89 per cent). B shareholders have no voting rights except in a resolution for the winding up of the Company. On winding up, the B shareholders are entitled to 35 pence per B share and the relevant proportion of the dividends outstanding.

Once all the shares have been redeemed, distributable reserves will have decreased by £680 million in respect of the return of capital and £2 million in respect of share redemption costs.

In addition to the initial dividend of £112 million paid on 20 July 2004, £1 million was paid on 18 January 2005 in respect of a preference dividend on outstanding B shares. These dividends are shown as non-equity dividends in the profit and loss account for the year and as part of returns on investments and servicing of finance in the cash flow statement.

The redemptions are shown in financing in the cash flow statement and a transfer has been made from the profit and loss account to capital redemption reserves of £547 million.

In addition to the return of capital, there was also a consolidation of Sainsbury's shares whereby for every eight existing ordinary shares of 25 pence each held at the close of business on 16 July 2004, shareholders received seven new ordinary shares of 28 4/7 pence each. As a result of this, the number of ordinary shares in issue was reduced by 243 million.

As at 26 March 2005, the total number of ordinary shares in issue was 1,702 million.

27 Called up share capital and share premium account continued

(a) Savings Related Share Option Scheme

The Company operates a Savings Related Share Option Scheme which is open to all UK employees with more than one year's continuous service. This is an approved Inland Revenue Scheme and was established in 1980. At 26 March 2005, UK employees held 25,625 five-year savings contracts in respect of options over 20.1 million shares and 24,985 three-year savings contracts in respect of options over 13.1 million shares.

Details of these options at 26 March 2005 are set out below:

Date of grant	Date of expiry	Price pence	Options outstanding 2005 million	Options outstanding 2004 million
10 December 1998 (5 year period)	31 July 2004	416	–	2.8
7 January 2000 (5 year period)	31 August 2005	253	**1.1**	2.9
28 November 2000 (3 year period)	31 August 2004	299	–	2.3
28 November 2000 (5 year period)	31 August 2006	299	**2.8**	3.4
20 December 2001 (3 year period)	31 August 2005	302	**2.2**	2.8
20 December 2001 (5 year period)	31 August 2007	302	**3.0**	3.6
3 January 2003 (3 year period)	31 August 2006	239	**2.7**	3.6
3 January 2003 (5 year period)	31 August 2008	239	**3.8**	4.6
17 December 2003 (3 year period)	31 August 2007	241	**3.1**	4.0
17 December 2003 (5 year period)	31 August 2009	241	**3.9**	4.7
15 December 2004 (3 year period)	31 August 2008	217	**5.1**	–
15 December 2004 (5 year period)	31 August 2010	217	**5.5**	–
			33.2	34.7

During the year 1,415,967 shares were allotted under this scheme for a total consideration of £4 million.

In 2003, the J Sainsbury plc Qualifying Employee Share Ownership Trust ('QUEST') existed to acquire shares for UK employees, including Directors, in satisfaction of their options under the Savings Related Share Option Scheme. The QUEST was liquidated in the prior financial year as the Company now issues shares directly to UK employees under the terms of the Savings Related Share Option Scheme.

(b) Executive Share Option Plan

Date of grant	Date of expiry	Price pence	Options outstanding 2005 million	Options outstanding 2004 million
8 September 1995	7 September 2005	475	**2.1**	2.7
20 May 1997	19 May 2007	367	**2.5**	3.2
11 November 1997	10 November 2007	489	**0.1**	0.1
10 November 1998	9 November 2008	545	**3.2**	4.0
2 August 1999	1 August 2009	378	**4.6**	5.9
24 November 1999	23 November 2009	320	**0.1**	0.1
17 January 2000	16 January 2010	320	–	0.1
1 March 2000	21 February 2010	261	**3.0**	3.0
2 June 2000	1 June 2010	272	**7.0**	8.8
27 July 2000	26 July 2010	315	–	0.1
7 June 2001	6 June 2011	427	**6.1**	7.3
26 July 2001	25 July 2011	407	**6.6**	8.0
25 July 2002	24 July 2012	287	**18.4**	23.0
22 May 2003	21 May 2013	257	**20.0**	26.0
27 March 2004	26 March 2014	262	**0.5**	0.5
20 May 2004	19 May 2014	275	**19.4**	–
1 October 2004	30 September 2014	255	**0.3**	–
			93.9	92.8

These options were held by 1,408 executives (2004: 1,646). During the year 363,244 shares were allotted under this plan for a total consideration of £1 million.

27 Called up share capital and share premium account continued

(c) Colleague Share Option Plan

The Colleague Share Option Plan operates under the rules of the Inland Revenue Approved Discretionary Share Option Scheme. A total of 62,679 UK employees (2004: 66,886) participated in the Plan and hold options over 21.9 million shares (2004: 23.3 million). Options have been exercised in respect of 3,053 ordinary shares during the year. Options will normally be exercisable between three and ten years from the date of the grant of option. It is intended that there will be no further options granted under this plan.

(d) Long Term Performance Share Plan

			Options outstanding	
Date of grant	Date of expiry	Price pence	2005	2004
29 May 2002	28 May 2012	100	**27,705**[1]	67,749

1 These options were held by one current executive and one former executive.

There has been a total of two options exercised in respect of 40,044 ordinary shares during the year by executive participants.

28 Reserves

	Group		Company	
	Capital redemption reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Revaluation reserve £m
At 28 March 2004	–	22	–	–
Transfer from profit and loss account arising from redemption of B shares	547	–	547	–
At 26 March 2005	**547**	**22**	**547**	**–**

29 Profit and loss account

	Group			Company
	Own[2] shares £m	Profit and loss account £m	Restated[1] Total profit and loss account £m	Restated[1,2] Profit and loss account £m
At 28 March 2004	(86)	3,158	3,072	2,270
(Loss)/profit retained for the year	–	(183)	(183)	40
Share redemption costs	–	(2)	(2)	(2)
Transfer to capital redemption reserve arising from redemption of B shares	–	(547)	(547)	(547)
Shares vested	1	–	1	1
Currency translation differences	–	(3)	(3)	(33)
Goodwill previously written off to reserves	–	86	86	–
At 26 March 2005	**(85)**	**2,509**	**2,424**	**1,729**

1 Restated in accordance with UITF 38 (see note 1).

2 The Company owned 24,741,086 shares (2004: 24,838,878) at 26 March 2005 with a nominal value of £6.2 million (2004: £6.2 million).

The cumulative goodwill deducted from the reserves of the Group at 26 March 2005 amounted to £54 million (2004: £140 million). The £86 million previously written off to reserves was charged to the profit and loss account on the sale of Shaw's (see note 31) with the remaining goodwill charged to the profit and loss account on disposal of the businesses to which it relates. The profit for the financial year of the Company before non-equity dividends was £284 million (2004: £308 million).

29 Profit and loss account continued

Employee Share Ownership Plan ('ESOP') Trust

404,228 shares (2004: 502,020) are held by an ESOP trust on behalf of certain Directors and senior employees under the Group's Long Term Performance Share Plan (note 27). All participants remaining in the Company's employment or leaving for certain reasons, are entitled to receive a grant of options after a period of three years to purchase the shares awarded to them for the sum of £1, at any time during the 10 years following the date of grant. The participant's entitlement to receive the grant depends on the Company's total shareholder return ('TSR'), compared with a peer group of companies, over the three-year performance period. If the appropriate level of TSR is not achieved, the entitlement to receive the grant of options will lapse. The Group now recognises the market value of shares issued under the Long Term Performance Share Plan as a charge to the profit and loss account, spread over the performance period to which the awards relate.

24,336,858 shares (2004: 24,336,858) are held by an ESOP trust for the Executive Share Option Plan (note 27). There is no charge to the profit and loss account because the options are granted at market value.

The market value of the shares held by the ESOP trusts at 26 March 2005 was £72.5 million (2004: £65.0 million).

The ESOP trusts waive the rights to the dividends receivable in respect of the shareholder under the above schemes.

30 Reconciliation of operating profit to net cash inflow from operating activities

	2005 £m	Restated[1] 2004 £m
Operating (loss)/profit	**(167)**	656
Depreciation	**466**	423
Exceptional write-off of fixed assets	**293**	–
Amortisation of goodwill and other intangible assets	**8**	13
Loss on disposal of equipment, fixtures and vehicles	**–**	9
Decrease/(increase) in stocks	**39**	(116)
Increase in debtors	**(9)**	(6)
Increase/(decrease) in creditors and provisions	**292**	(99)
Increase in Sainsbury's Bank assets	**(284)**	(64)
Increase in Sainsbury's Bank liabilities	**298**	53
Net cash inflow from operating activities	**936**	869

1 Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see note 1). Sainsbury's Bank's loans and advances to banks and deposits by banks, together with movements in its treasury bills and debt securities, are included within operating cash flow rather than within financing. Sainsbury's Bank's movement in cash of £38 million has been reclassified from operating cash flow and classified as a cash movement. Movements in the loan from Sainsbury's Bank's minority shareholder of £16 million have been reclassified from operating cash flow to financing. An issue of equity to Sainsbury's Bank's minority shareholder of £4 million has been reclassified from aquisitions and disposals to financing.

31 Acquisitions and disposals

Acquisitions

The Group purchased two companies during the year for a total consideration of £101 million. Jacksons Stores Ltd, a chain of 114 convenience stores, was acquired on 14 August 2004, and JB Beaumont Ltd, a chain of six convenience stores, was acquired on 29 November 2004.

The net assets and results of the acquired businesses are included in the consolidated accounts from their respective dates of acquisition. Acquisition accounting has been applied in both cases. The fair values established for these acquisitions during the year ended 26 March 2005 are provisional. Fair values will be reviewed in the new financial period. The Directors do not believe that any net adjustments resulting from such review would have a material effect on the Group.

31 Acquisitions and disposals continued

Acquisitions

	Book values of acquired businesses £m	Fair values at date of acquisition £m
Fixed assets	22	22
Stock	8	8
Debtors	1	1
Cash	2	2
Creditors	(13)	(13)
Provisions for liabilities and charges	(1)	(1)
Net assets	19	19
Consideration		
Cash		101
Goodwill		82

There were no fair value adjustments, adjustments due to differences in accounting policies or any other adjustments made to the net book value of the assets of the acquired companies.

For the acquired companies' respective financial years prior to acquisition, the audited reported profit after tax was £3 million, and for the current period up to the dates of acquisition the unaudited profit after tax was £1 million. During the post acquisition period of the current financial year the acquired companies' turnover (excluding VAT) was £96 million, their operating profit was £3 million and net profit after tax was £2 million.

Disposals

The Group sold its US supermarkets business ('Shaw's') to Albertson's Inc. on 30 April 2004 for a total consideration of $2,475 million, including $368 million in assumed lease liabilities. Proceeds, net of expenses, of £1,170 million were received by the Group and a profit of £275 million was realised on the sale.

Disposal of Shaw's Supermarkets	2005 £m
Tangible fixed assets	805
Intangible fixed assets	164
Fixed asset investments	11
Stock	162
Debtors and other assets	75
Cash	27
Debt	(230)
Net debt	(203)
Other creditors and provisions	(205)
Net assets disposed	809
Net cash received	(1,170)
Goodwill previously written off to reserves	86
Profit on disposal of the business	275

Shaw's had a £15 million net operating cash outflow prior to its sale, paid £3 million in respect of net returns on investments and servicing of finance and purchased £11 million of tangible fixed assets.

During the year, cash payments totalling £26 million were paid regarding the disposal of other previously discontinued operations. This resulted in overall net cash received from disposals of £1,144 million.

32 Contingent liabilities and financial commitments

Group commitments to make operating lease payments during the next financial year are as follows:

	Land and buildings		Other leases	
	2005 £m	2004 £m	2005 £m	2004 £m
Leases which expire within one year	**1**	1	**2**	2
Leases which expire between one and five years	**3**	2	**21**	14
Leases which expire after five years	**302**	262	**1**	3

Sainsbury's Bank

	2005 £m	2004 £m
Commitments to lend on credit cards, mortgages and personal loans up to and including one year	**4,060**	2,783
Risk weighted amount	**11**	11

Operating lease commitments include payments in respect of 16 supermarket properties which were sold in March 2000 for £325 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by one per cent per annum over the lease period. Under the arrangement, the Company has provided a residual value guarantee that the properties will realise at least £170 million at the end of the lease period. In view of the relatively low amount of this guarantee when compared to the present market value of the freehold interests, the likelihood of this guarantee being invoked is regarded by the Directors as remote, therefore, no contingency is recognised in the accounts.

Operating lease commitments include payments in respect of 10 supermarket properties which were sold in July 2000 for £226 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by one per cent per annum over the lease period. A residual value guarantee of £39 million has been given by the Company in respect of this transaction. In view of the relatively low amount of this guarantee when compared to the present market value of the relevant freehold interests, the Directors believe that the likelihood of this guarantee being invoked is remote, therefore, no contingency is recognised in the accounts.

HM Revenue and Customs have challenged the way that Sainsbury's Supermarkets accounts for VAT on the Nectar rewards redeemed in stores by customers. Professional advice has been taken which suggests current treatment is correct. The possible total liability at 26 March 2005 is £22 million (2004: £14 million) and was not provided for in the accounts as it is considered unlikely to arise.

There are a number of contingent liabilities relating to disposals and other contractual liabilities under which it is not considered any liability will arise.

33 Future capital expenditure

	2005 £m	2004 £m
Contracted but not provided for	**390**	406

34 Pension costs

The pension costs for the UK mainly relate to two funded defined benefit pension schemes, the J Sainsbury Pension and Death Benefit Scheme ('JSPDBS') and the J Sainsbury Executive Pension Scheme ('JSEPS'). These schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The Group Personal Pension Plan was closed on 31 January 2002. Two stakeholder pension schemes were launched in April 2002.

The pension cost for the year ended 26 March 2005 under SSAP 24 is based on the results of a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, as at 29 March 2003, on the projected unit basis. The principal actuarial assumptions used in the actuarial valuations are:

	JSPDBS %	JSEPS %
Long-term rate of return on investments – before retirement	**6.5**	**6.3**
– after retirement	**6.5**	**6.3**
Average annual increase in total pensionable salary (excluding promotional increments)	**2.5**	**2.5**
Average annual increase in present and future payments	**2.5**	**2.5**
Average rate of inflation	**2.5**	**2.5**

As at 29 March 2003, the market value of the assets of the UK schemes were £2,258 million (2001: £2,687 million). The market value was sufficient to cover 93 per cent (2001: 106 per cent) of the total liabilities of the schemes, a deficit of £161 million (2001: surplus £145 million).

34 Pension costs continued

Total pension contribution costs for the Group were £99 million for the year ended 26 March 2005 (2004: £89 million) of which the pension contribution costs of the UK defined benefit schemes and UK defined contribution schemes amounted to £78 million and £20 million respectively (2004: £67 million and £12 million respectively). There is a variation from the regular cost because of scheme deficits. These deficits are being amortised over a 14 year period using a method which increases the amount of variation from the regular cost.

The Group also operated defined benefit pension schemes in the US. The pension costs relating to the US benefit schemes have been determined with the advice of independent actuaries. The charge to the profit and loss account of £1 million (2004: £10 million) has been calculated in accordance with US accounting principles but would not have been materially different had UK accounting principles been applied.

FRS 17 disclosures

Actuarial valuations at 26 March 2005 were carried out by Watson Wyatt for the UK schemes:

	UK schemes			US schemes		
	2005 %	2004 %	2003 %	2005 %	2004 %	2003 %
Average annual increase in total pensionable salary	**2.75**	2.75	2.25	**-**	4.25	4.25
Average annual increase in pensions	**2.75**	2.75	2.25	**-**	-	-
Discount rate	**5.50**	5.50	5.50	**-**	5.74	6.28
Average rate of inflation	**2.75**	2.75	2.25	**-**	3.25	3.25

The assets in the schemes and their expected returns at 26 March 2005 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities – UK	**8.0**	**681**	**-**	**-**
– overseas	**8.0**	**1,299**	**-**	**-**
Bonds	**5.16**	**860**	**-**	**-**
Other	**6.15**	**139**	**-**	**-**
	7.09	**2,979**	**-**	**-**

The assets in the schemes and their expected returns at 27 March 2004 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities – UK	8.25	765	-	-
– overseas	8.25	1,016	9.25	91
Bonds	5.17	802	7.25	52
Other	5.58	84	-	-
	7.24	2,667	8.52	143

The assets in the schemes and their expected returns at 29 March 2003 were:

	UK schemes		US schemes	
	Expected long-term rate of return %	Value £m	Expected long-term rate of return %	Value £m
Equities – UK	8.25	758	-	-
– overseas	8.25	579	9.20	82
Bonds	5.36	864	7.25	46
Other	3.50	51	-	-
	7.03	2,252	8.50	128

34 Pension costs continued

FRS 17 disclosures continued

The net pension schemes' liabilities were:

	UK schemes		US schemes	
	2005 £m	2004 £m	2005 £m	2004 £m
Total market value of assets	**2,979**	2,667	**–**	143
Present value of schemes' liabilities	**(3,473)**	(3,297)	**–**	(193)
Deficit in schemes	**(494)**	(630)	**–**	(50)
Related deferred tax asset	**148**	189	**–**	20
Net pension schemes' liabilities	**(346)**	(441)	**–**	(30)

If the above net pension assets/(liabilities) had been recognised in the financial statements, the equity shareholders' funds and profit and loss reserve at 26 March 2005 would be as follows:

	2005 £m	Restated[1] 2004 £m
Equity shareholders' funds excluding pension liability	**4,374**	5,018
Net pension schemes' liabilities	**(346)**	(471)
Equity shareholders' funds including pension liability	**4,028**	4,547
Profit and loss reserve excluding pension liability	**2,424**	3,072
Net pension schemes' liabilities	**(346)**	(471)
Profit and loss reserve	**2,078**	2,601

1 Restated for change in accounting policy regarding UITF 38 (see note 1).

The following amounts would have been recognised in the performance statements had FRS 17 been adopted:

	2005 £m	2004 £m
Operating charge		
Current service cost	**(76)**	(77)
Past service cost	**(8)**	–
Gain due to settlements of US schemes	**50**	–
Gain due to curtailments	**1**	–
Total operating charge	**(33)**	(77)
Other finance income/(charge)		
Expected return on pension schemes' assets	**193**	167
Interest on pension schemes' liabilities	**(179)**	(176)
Net return included in other financial income	**14**	(9)
Net profit and loss impact	**(19)**	(86)
Statement of recognised gains and losses		
Actual return less expected return on pension schemes' assets	**133**	309
Experience gains and losses arising on schemes' liabilities	**(9)**	116
Changes in assumptions underlying the present value of the schemes' liabilities	**–**	(200)
Actuarial gain included in the Group statement of total recognised gains and losses	**124**	225

Because of the high number of expected leavers, the current service cost is not expected to rise significantly despite the fact that the UK schemes are now closed.

34 Pension costs continued

The movement in the deficit during the year arose as follows:

	UK schemes		US schemes	
	2005 £m	2004 £m	2005 £m	2004 £m
Deficit in the schemes at the beginning of the year	**(630)**	(820)	**(50)**	(56)
Exchange adjustment	**–**	–	**–**	8
Current service cost	**(75)**	(68)	**(1)**	(9)
Past service cost	**(8)**	–	**–**	–
Contributions	**80**	42	**1**	7
Gain due to settlements of US schemes	**–**	–	**50**	–
Gain due to curtailments	**1**	–	**–**	–
Other finance income/(charge)	**14**	(9)	**–**	–
Actuarial gain	**124**	225	**–**	–
Deficit in schemes at the end of the year	**(494)**	(630)	**–**	(50)
Related deferred tax asset	**148**	189	**–**	20
Net pension deficit	**(346)**	(441)	**–**	(30)

The experience gains and losses were as follows:

	2005	2004	2003
Difference between the expected and actual return on schemes' assets:			
Amount (£ million)	**133**	309	(620)
Percentage of schemes' assets	**4.5%**	11.0%	26.0%
Experience gains and (losses) on schemes' liabilities:			
Amount (£ million)	**(9)**	116	35
Percentage of the present value of the schemes' liabilities	**0.3%**	3.3%	1.1%
Total amount included in Group statement of total recognised gains and losses:			
Amount (£ million)	**124**	225	(491)
Percentage of the present value of the schemes' liabilities	**3.6%**	6.4%	15.1%

35 Related party transactions

The following transactions require disclosure under the terms of FRS 8.

Sainsbury's Bank is a subsidiary of the Company and has as joint shareholders the Company and HBoS, which hold 55 per cent and 45 per cent respectively of the issued share capital. In the year ended 26 March 2005, HBoS provided both management and banking services to Sainsbury's Bank. In the same period the Group provided management services and Nectar reward points (relating to customer loyalty cards) to Sainsbury's Bank.

The amounts in respect of management, banking services and Nectar reward points payable during the year were:

	2005 £m	2004 £m
Payable to HBoS	**39**	30
Payable to the Group	**28**	22

In addition Sainsbury's Bank made loans and advances to, and entered into interest rate swaps with Bank of Scotland Treasury Services plc and operated a current account at Bank of Scotland during the year, all under normal commercial terms. Loans and advances to banks at 26 March 2005 of £9 million (2004: £33 million) consisted wholly of loans and advances to HBoS Group.

On 12 December 2002 Sainsbury's Bank received £14 million from the Company and £11 million from Bank of Scotland in respect of an interest bearing loan, which, in the event of a winding up of the Company is subordinated to ordinary unsecured liabilities. Two further advances of £11 million and £8 million by the Company and £9 million and £7 million by Bank of Scotland were made on 1 April 2003 and 13 October 2003 respectively, on the same terms. A third subordinated undated advance was made of £11 million and £9 million by the Company and Bank of Scotland respectively on 30 November 2004. These loans remain outstanding at the year-end. Interest of £2,060,000 (2004: £1,299,000) and £1,686,000 (2004: £1,062,000) was paid to the Company and Bank of Scotland respectively.

Included in deposits by banks at 26 March 2005 is £54 million (2004: £nil) repayable to HBoS Group in respect of short-term borrowing of £32 million (2004: £nil) and fixed term lending of £22 million (2004: £nil).

During the financial year 2004/05, Sainsbury's Bank received income from esure Insurance Ltd, who administer and underwrite motor insurance on behalf of Sainsbury's Bank. esure Insurance Ltd are a 75 per cent subsidiary of HBoS plc. Commission receivable at 26 March 2005 of £556,000 (2004: £359,000) was included within prepayments and accrued income.

	2005	2004	Restated[1] 2003	2002	Restated[2] 2001
Financial results (£m)					
Group turnover[3]	**16,573**	18,239	18,144	18,206	18,441
Turnover - continuing operations	**16,364**	15,517	15,147	15,025	14,048
Underlying operating profit					
Sainsbury's Supermarkets	**321**	564	572	505	462
Sainsbury's Bank	**13**	26	22	22	13
Discontinued operations	**11**	145	158	150	153
	345	735	752	677	628
Interest payable	**(92)**	(60)	(60)	(49)	(76)
Joint ventures	**1**	-	3	(1)	(3)
Group underlying profit before tax[4]	**254**	675	695	627	549
(Decrease)/increase on previous year	**(62.4)%**	(2.9)%	10.8%	14.2%	(5.3)%
Earnings per share[2]					
Basic	**3.5p**	20.7p	23.7p	19.1p	14.5p
(Decrease)/increase on previous year	**(83.1)%**	(12.7)%	24.1%	31.7%	(20.8)%
Underlying[4]	**9.0p**	23.4p	24.2p	21.5p	18.8p
(Decrease)/increase on previous year	**(61.5)%**	(3.3)%	12.6%	14.4%	(8.3)%
Dividend per share	**7.80p**	15.69p	15.58p	14.84p	14.31p
Retail statistics for UK food retailing					
Number of outlets at financial year-end					
Sainsbury's Supermarkets – over 40,000 sq ft sales area	**158**	157	152	121	86
– 25,001 - 40,000 sq ft sales area	**176**	163	162	184	209
– 15,000 - 25,000 sq ft sales area	**79**	77	79	84	93
– under 15,000 sq ft sales area	**314**	186	105	74	65
Sainsbury's Supermarkets[5]	**727**	583	498	463	453
Sales area (000's sq ft)					
Sainsbury's Supermarkets[5]	**16,370**	15,570	15,199	14,349	13,746
Net increase on previous year:					
Sainsbury's Supermarkets	**5.1%**	2.4%	5.9%	4.4%	5.3%
New Sainsbury's Supermarkets store openings	**36**	35	39	25	27
Sainsbury's Supermarkets' sales intensity (including VAT)[6]					
Per square foot (£ per week)	**16.38**	16.66	17.12	17.54	16.79

1 Group turnover in 2003 has been restated for the change in accounting policy in accordance with FRS 5 (ANG).

2 Earnings per share in 2001 has been restated in accordance with FRS 19. Published basic earnings per share was 13.8 pence and published underlying earnings per share was 19.2 pence.

3 Includes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

4 Underlying profit before tax and underlying earnings per share are stated before exceptional items of £96 million in 2001, £42 million in 2002, £15 million in 2003, £54 million in 2004 and £234 million in 2005 and before amortisation of goodwill of £16 million in 2001, £14 million in 2002, £13 million in 2003, £11 million in 2004 and £5 million in 2005.

5 Including 55 Bells, 116 Jacksons and six Beaumonts stores.

6 Excluding petrol and restated to include FRS 5 adjustment.

Shareholders' interests at 26 March 2005

Number of shareholders: 147,262 (2004: 147,167)

Number of shares in issue: 1,702,005,325[1] (2004: 1,943,119,720)

1 On 19 July 2004 the Company completed a share capital consolidation (see note 27).

By size of holding

	Shareholders %		Shares %	
	2005	2004	2005	2004
500 and under	**61.93**	58.35	**0.68**	0.60
501 to 1,000	**14.04**	14.37	**0.90**	0.83
1,001 to 10,000	**22.33**	25.25	**4.88**	4.99
10,001 to 100,000	**1.21**	1.50	**2.74**	2.91
100,001 to 1,000,000	**0.36**	0.39	**10.54**	10.37
Over 1,000,000	**0.13**	0.14	**80.26**	80.30
	100.00	100.00	**100.00**	100.00

By category of shareholder

	Shareholders %		Shares %	
	2005	2004	2005	2004
Individual and other shareholders	**92.95**	92.27	**35.84**	41.10
Insurance companies	**0.07**	0.08	**0.20**	0.15
Banks and nominees	**6.49**	7.05	**60.00**	55.93
Investment trusts	**0.04**	0.05	**0.02**	0.03
Pension funds	**0.02**	0.02	**0.48**	0.40
Other corporate bodies	**0.43**	0.53	**3.46**	2.39
	100.00	100.00	**100.00**	100.00

Annual General Meeting
The AGM will be held at 11.00am on Wednesday 13 July 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting and the proxy card for the meeting are enclosed with this Report.

Company website
J Sainsbury plc interim and annual reports and results announcements are available via the internet on our website (www.sainsburys.co.uk). As well as providing share price data and financial history, the site also provides access to background information about the Company, recent press releases, news and current issues. Shareholders can receive e-mail notification of results and press announcements as they are released by accessing the page called Email News Service in the Investor section of the website.

Registrars
For information about the **AGM, shareholdings, dividends** and to report **changes to personal details,** shareholders should contact: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Telephone: 0870 702 0106 (www.computershare.com).

Dividend Reinvestment Plan
The Company has a **Dividend Reinvestment Plan,** which allows shareholders to reinvest their cash dividends in the Company's shares bought in the market through a specially arranged share dealing service. No new shares are allotted under this Plan and some 34,047 shareholders participate in it. Full details of the Plan and its charges, together with mandate forms, are available from the Registrars.

Key dates for the final dividend are as follows:

Last date for return or revocation of plan mandates	1 July 2005
Plan shares purchased for participants	22 July 2005
Plan share certificates issued	4 August 2005

Individual Savings Account ('ISA')
A corporate ISA is available from The Share Centre Ltd and offers a tax efficient way of holding shares in the Company. Both a Maxi and Mini ISA are available. For further information contact: The Share Centre, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB. Telephone: 01296 414 141 or free phone 0800 028 2812 and quote "Sainsbury's".

Low cost share dealing service
The Company offers **a low cost share dealing service** for J Sainsbury plc ordinary shares through The Share Centre Ltd. For further information contact: The Share Centre, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB. Telephone: 01296 414 141 or free phone 0800 028 2812 and quote "Sainsbury's".

Tax information – Capital Gains Tax
For **Capital Gains Tax** purposes, the market value of ordinary shares on 31 March 1982 was 69.375 pence.

Investor relations
For **investor enquiries** please contact: Lynda Ashton, Head of Investor Relations, J Sainsbury plc, Holborn Business Centre, 33 Holborn, London EC1N 2HT. Telephone/Fax: 020 7695 7162/6227. E-mail: lynda.ashton@sainsburys.co.uk.

American Depository Receipts ('ADRs')
The Company has a sponsored Level 1 ADR programme for which the Bank of New York acts as Depository. The ADRs are traded on the over-the-counter ('OTC') market in the US under the symbol JSNSY, where one ADR is equal to four ordinary shares.

All shareholder enquiries should be addressed to:

The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258. Toll free telephone # for domestic callers: 1-888-BNY-ADRS. International callers can call: +1-610-382-7836. E-mail: shareowners@bankofny.com.

General contact details
An audio tape of the Annual Review and Summary Financial Statement can be obtained by calling: 01435 862 737.

Annual Reports, **Interim Reports** and information on **Corporate Responsibility** are all available on the internet (www.j-sainsbury.co.uk) and by calling 0800 015 4330.

Share price information is available on the Company's website, in the financial press and the Cityline service operated by the Financial Times (Telephone: 0906 003 3904).

For general enquiries about **Sainsbury's Bank** call: 0500 405 060.

For any **customer enquiries** please contact our Customer Careline by calling: 0800 636 262.

Financial calendar 2005/06

Dividend and interest payments

Ordinary dividend

Ex-dividend date	25 May 2005
Record date	27 May 2005
Final dividend payable	22 July 2005
Interim dividend payable	January 2006

B shares

Last date for Registrars to receive **July** B share redemption notices (record date)	30 June 2005
Redemption date	18 July 2005
Dividend payment date	18 July 2005
Last date for Registrars to receive **January** B share redemption notices (record date)	30 December 2005
Redemption date	18 January 2006
Dividend payment date	18 January 2006

Deferred shares

Shares redeemed and cancelled	13 May 2005

Interest payments

£314.5m 5.25% Notes 2007	17 May
€800m 5.625% Notes 2008	11 July
£300m 6.50% Notes 2012	11 July
£250m 6.125% Notes 2017	5 April
£350m 6.00% Notes 2032	5 April
8% Irredeemable Unsecured Loan Stock	1 March/ 1 September

Other dates

Annual General Meeting	13 July 2005
Interim results announced	November 2005
Interim Report circulated	November 2005

Designed and produced by SAS Design. Photography by James Bell, Andy Cameron and Jean Cazals. Printed by royle corporate print. This report is printed on paper from elemental chlorine free pulps. These have been made using mainly eucalyptus fibre from fully sustainable commercial forests in Portugal, Spain and Chile. In addition, the mill recycles all its own paper waste and this forms up to 30% of the total fibre content. The mill operates under the strictest environmental standards and holds ISO 14001 accreditation for its environmental management systems.

Electronic communications for shareholders

The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:

- check the balance and current value of your shareholding and view your dividend history
- register your e-mail address so that future shareholder information can be sent to you electronically
- submit your vote online prior to a general meeting

Log on to our website (www.j-sainsbury.co.uk) and complete the following steps:

1. click on "Investors"
2. click on "Shareholder Services"
3. click on "Computershare"
4. enter the required information and click on "submit" – you will need your 11 character shareholder reference number located on your latest tax voucher
5. click on "Electronic Shareholder Communication" and register online.

Registered office	**Auditors**
J Sainsbury plc	PricewaterhouseCoopers LLP
33 Holborn	1 Embankment Place
London EC1N 2HT	London WC2N 6RH
Registered number 185647	

Solicitors	**Stockbrokers**
Denton Wilde Sapte	UBS
1 Fleet Place	1 Finsbury Avenue
London EC4M 7WS	London EC2M 2PP
Linklaters	Hoare Govett Ltd
One Silk Street	250 Bishopsgate
London EC2Y 8HQ	London EC2M 4AA

www.sainsburys.co.uk